As filed with the Securities and Exchange Commission on May 25,
1994.

Registration No. 33-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WEIRTON STEEL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State of other jurisdiction of incorporation or organization)

3312 (Primary Standard Industrial Classification Code)

06-1075442
(I.R.S. Employer Identification No.)

400 Three Springs Drive
Weirton, West Virginia 26062-4989
(304) 797-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)


WILLIAM R. KIEFER, ESQ.
Vice President-Law and Secretary
Weirton Steel Corporation
400 Three Springs Drive
Weirton, West Virginia  26062-4989
(304) 797-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service).

Copy to:
Winthrop B. Conrad, Jr.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York  10017

Approximate date of commencement of proposed sale to the public:
As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [ ]

CALCULATION OF REGISTRATION FEE
Title of Each     Amount to                                       Amount of
Class of Secur-  be Registered    Proposed Max.   Proposed Max. Registration
ities to be          (1)            Offering        Aggregate            Fee
Registered                         Per Share(2)    Offering Price
                                                         (1)
Common Stock ($0.1
  par value)        20,700,000       $8.25        $170,775,000      $58,888.34

(1) Includes 2,700,000 shares of Common Stock which the Underwriters have the option to purchase to cover any over-allotments.

(2) Estimated solely for the purpose of calculating the Registration Fee and based, pursuant to Rule 457, on the average of the high and low sales prices of the Common Stock reported in the consolidated reporting system on May 19, 1994.

[TEXT]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.


- ------------------------------------------------
       Explanatory Note

       This Registration Statement relates to an offering of shares of Common Stock, $.01 par value in the United States and Canada and internationally as described herein. The Prospectus for the offering in the United States and Canada and the Prospectus for the international offering will be identical except for the front and back cover pages. The Alternate Pages are marked "Alternate International Front Cover Page", "Alternate International Back Cover Page" and "Alternate International Underwriting Section," respectively and are included immediately preceding Part II. The Prospectus for the international offering will also contain a caption, "Certain U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock, which will be added by amendment to the Registration Statement.


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Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

- -------------------------------------------------------

Subject to Completion
PRELIMINARY PROSPECTUS DATED MAY 25, 1994
18,000,000 Shares

WEIRTON STEEL CORPORATION
logo

Common Stock
($.01 Par Value)

Of the 18,000,000 shares of Common Stock of Weirton Steel Corporation ("Weirton" or the "Company") offered hereby, 15,000,000 shares are being offered by the Company and 3,000,000 shares are being offered by a fiduciary (the "Selling Stockholder") under the Company's qualified defined benefit pension plan (the "Pension Plan"). The Company will not receive any proceeds from the sale of shares by the Pension Plan. See "Selling Stockholder."


Of the shares being offered, 15,300,000 shares are being offered in the United States and Canada (the "U.S. Offering") and 2,700,000 shares are being offered in a concurrent international offering outside the United States and Canada (the "International Offering" and, collectively with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters. The Price to Public and the Underwriting Discount per share will be identical for the U.S. Offering and the International Offering. The closing of the U.S. Offering and the International Offering are conditioned upon each other. See "Underwriting."
The Common Stock of the Company is traded on the New York Stock Exchange (the "NYSE") under the symbol "WS." On _________, 1994, the last sale price of Weirton's Common Stock, as reported on the NYSE Composite Tape, was $___ per share. See "Price Range of Common Stock and Dividend Policy."

Prospective investors should consider carefully the matters discussed under the caption "Certain Investment Considerations."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            Price to   Underwriting  Proceeds to Proceeds to
            Public     Discount      Company     Selling Stockholder
                          (1)        (2)                     (2)
Per share  $               $         $               $
Total(2)   $               $         $               $

(1) Before deduction of expenses payable by the Company estimated to be $__________.
(2) The Selling Stockholder has granted to the U.S. Underwriters and the International Underwriters 30-day options to purchase up to an aggregate of 2,700,000 additional shares of Common Stock, at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. The Company may satisfy the exercise of these options up to a maximum of [500,000] shares. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount and Proceeds to the Selling Stockholder will be $________, $________ and $________, respectively. If the Company satisfies the exercise of such option with the maximum number of shares permitted, Proceeds to the Company and Proceeds to Selling Stockholder will be
       $____ and $____, respectively.   See "Underwriting."

[TEXT]

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares will be made at the offices of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of the Depository Trust Company, on or about ______ , 1994.


Salomon Brothers Inc
                          Lazard Freres & Co.
                                               Lehman Brothers
                                        PaineWebber Incorporated


The date of this Prospectus is ________, 1994.


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        IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices, 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, Thirteenth Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials also may be inspected at the offices of The New York Stock Exchange, Inc, 30 Broad Street, New York, New York 10005.

   The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents heretofore filed with the Commission by the Company (File No. 1-10244) are incorporated by reference in this Prospectus:

1. The Company's Annual Report on Form 10-K for the year ended
        December 31, 1993.
2. The Company's Amendment No. 1 on Form 10-K/A to the Company's Annual Report on Form 10-K for the year ended December
31, 1993.
3. The Company's Quarterly Report on Form 10-Q for the quarter
ended       March 31, 1994.
4. The Company's Current Report on Form 8-K dated April 19, 1994.
5. The description of the Company's Common Stock contained in its Registration Statement on Form 8A filed May 4, 1989.

   All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein or in any incorporated document. Requests should be directed to Weirton Steel Corporation, Secretary, 400 Three Springs Drive, Weirton, West Virginia 26062-4989 (telephone:
304-797-2000).
       The following are registered trademarks of the Company and are printed in capital letters in this Prospectus: WEIRITE, WEIRLITE, WEIRCHROME, WEIRKOTE PLUS, AND WEIRTEC.

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                                PROSPECTUS SUMMARY

   The following summary information is qualified in its entirety by the more detailed information and financial statements
(including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the U.S. and International Underwriters' over-allotment options will not be exercised. See
"Underwriting."

                          Weirton Steel Corporation

   The Company is a major integrated producer of flat rolled carbon steel which has been in the steelmaking and finishing business for more than 80 years. The Company focuses on higher value-added products with demanding specifications, such as tin mill products ("TMP") and coated sheet. TMP are sold primarily to manufacturing and packaging companies for use as food, beverage and general line cans and coated sheet is sold primarily to the construction industry for use in a broad variety of building products. For the year 1993, these value-added product lines accounted for approximately 70% of the Company's revenues and 58% of its shipments. The remainder of the Company's revenues are derived from the sale of hot and cold rolled sheet, which is used for machinery, construction products and other durable goods. The Company believes that its percentage of value-added products to total production is among the highest of integrated steel producers in the United States and provides it with a competitive advantage against both domestic producers and foreign commodity imports.

   Although the Company has had significant losses for the last three years, the Company had operating income of $14.6 million
and $16.5    million for the fourth quarter of 1993 and the first
quarter of 1994, respectively, and net income of $3.8 million and $2.9 million for the same respective quarters. The Company believes its improved financial performance is attributable to the current economic recovery which has created a strong demand for its products together with operational improvements which have resulted from a $550 million capital improvement program.

Capital Improvement Program

   In order to modernize operations, the Company embarked in 1988 on an extensive capital improvement program, spending in excess of $550 million, primarily to upgrade its steelmaking and hot rolling facilities. This program, substantially completed in 1992, included, among other things, enhancing the Company's capacity to make "clean" steel (steel with fewer impurities), rebuilding its multi-strand continuous caster and upgrading its hot strip rolling mill to be one of the most modern in the world.



Business Strategy

   The Company's strategic objective is to be a leading domestic producer of high value-added flat rolled carbon steel products.

   With the completion of the capital improvement program, the Company's strategy is to (i) increase revenues and margins through the development and marketing of higher value-added products and services; (ii) achieve productivity improvements and significant reductions in conversion costs through advanced steelmaking and rolling technology and savings in manpower and production processes; and (iii) reduce financial leverage and restore the Company's equity base.


Product and Service Expansion

    The Company's strategy emphasizes the production and shipment of higher value-added products, including expanding and developing markets for those products. Higher value-added products generally have allowed the Company to realize higher margins. The Company's marketing initiatives are designed to utilize the production advantages brought about by its capital improvement program. As a result of the program, the Company has more effectively met its customers' needs by producing coils with increased weight per inch of width, meeting more exacting tolerances for gauge and surface quality and achieving more precise crown control. The Company estimates that these enhanced production capabilities allow it to serve a potential sheet market of approximately 27 million tons annually, or more than three times the size of its previous potential market.


Productivity Improvements and Cost Reduction Initiatives


   Yield Improvements and Manning Reductions. As a result of its capital improvement program, the Company has achieved significant operating efficiencies, including improving its overall yields from liquid steel to finished production. Prior to 1989, the Company's historic overall yields averaged 74.0%. Combined with changes in product mix, the Company has increased such yields to 79.4% in the first quarter of 1994. The Company estimates that each full percentage point of improvement (based on the Company's standard cost assumptions) would result in operating cost reductions of approximately $4.7 million.

   Yield improvements combined with manpower reductions have significantly increased the Company's overall productivity. In 1989, the Company required approximately 2.5 employee hours to produce a ton of hot band and approximately 7.3 employee hours per ton of prime product shipped. For the first quarter of 1994, productivity gains had reduced these figures to approximately 1.8 employee hours per ton for hot band and 5.3 employee hours per ton of prime product shipped.

   At December 31, 1989, following commencement of the capital improvement program, the Company had approximately 7,900 employees. Manpower reductions, accomplished primarily through attrition and retirement programs, reduced the Company's workforce to approximately 6,000 at December 31, 1993, representing a reduction of 24%.


   Other Operating and Cost Improvements. Improved blast furnace operating practices have allowed the Company to operate a two furnace configuration and to raise average hot metal production per furnace from 2,236 tons per day in 1989 (utilizing three furnaces) to 3,242 tons per day in 1993 (utilizing two furnaces).


     The capital improvement program as well as other cost containment measures have strengthened the Company's competitive position in the domestic market place. In the period from 1990 through 1993, the Company reduced its operating costs by $50 per net ton of product shipped. The Company has several ongoing programs to further reduce its operating costs.


Customer Service Improvements

     The Company believes its sales efforts will be strengthened by an improved customer service program. The Company continues to simplify its management organization to provide increased responsiveness to customer needs. The Company's Total Quality Management practices have been extended to cover service functions as well as production. Relations with customers are further enhanced by providing them access to the problem-solving capabilities of the Company's research and development facility, WEIRTEC.


Reducing Financial Leverage and Restoring the Company's Equity
Base

    To further accomplish its strategic financial goals, management is seeking to reduce the Company's high leverage and financing costs and to rebuild stockholders' equity. The Offerings of Common Stock, together with contemplated sales of Common Stock to employees over the next five years, will assist the Company in accomplishing that goal.

                          -------------------

   Incorporated in Delaware in November 1982, the Company acquired the principal assets of National Steel Corporation's ("National") former Weirton Steel Division (the "Division") in January 1984 through an employee stock ownership plan (the "1984 ESOP"). In June 1989, the 1984 ESOP completed a public offering of 4.5 million shares of Common Stock of the Company and also sold 1.8 million shares of Convertible Preferred Voting Stock to a new employee stock ownership plan (the "1989 ESOP"). Substantially all the Company's employees participate in the 1984 and 1989 ESOPs (the "ESOPs"), which, after giving effect to the above-mentioned and certain other transactions, but prior to the proposed Offerings, owned approximately 51% of the combined issued and outstanding common and preferred shares of the Company. This, in turn, accounts for approximately 75% of the voting power of the Company's stock.


                   Investment Considerations

   PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY CERTAIN
FACTORS RELATING TO THE COMPANY.  SEE "CERTAIN INVESTMENT
CONSIDERATIONS."


- ------------------------------------------

                          The Offerings


Common Stock Offered
      Company                      15,000,000 shares
      Selling Stockholder           3,000,000 shares
                                   ----------
          Total                    18,000,000 shares

Common Stock Outstanding(1)
      Before the Offerings         26,736,968 shares
      After the Offerings          41,736,968 shares

Use of Proceeds. . . . . . . .   All or substantially all of the
net proceeds from the Offerings will be
used to reduce liabilities or meet
other similar obligations, including
the purchase or redemption of
a portion of the Company's
outstanding senior indebtedness, the
redemption of the Company's Series B
Preferred Stock and the reduction of
other long term obligations, such as
unfunded obligations under the
Pension Plan.  See "Use of Proceeds."

NYSE Symbol. . . . . . .         WS

(1)  As of April 25, 1994; excludes 240,000 shares of Common
Stock reserved for issuance upon the exercise of currently exercisable stock options.


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                                   Summary Financial Data
(Dollars in millions, except per share and ton data)
                  For Quarter
                  Ended March 31,            For Year Ended December 31,
                  1994    1993    1993      1992      1991      1990     1989
                  (Unaudited)
Income Statement Data:
Net Sales        $325.2 $297.7 $1,201.1  $1,078.7  $1,036.3  $1,190.9 $1,329.4
Operating Costs:
  Cost of sale    288.4  279.9  1,105.6   1,010.0   1,019.3   1,113.9  1,165.4
  Selling, gen.
  & administr.
    expense         7.9    7.8     32.5      30.5      29.1      30.4     27.6
  Depreciation     12.3   11.2     49.1      38.6      34.3      29.0     26.7
  Special items     -     17.3     17.3        -         -         -      27.0
      (1) (2)     -----  -----    -------  -------    -------    ------- ----
Income (loss)
from operations    16.6  (18.5)    (3.4)     (0.4)    (46.4)     17.6     82.7
Net interest       12.3   12.4     50.2      37.9      29.7      15.0      9.8
expense (3)
ESOP contrib-       0.7    0.7      2.6       2.6       2.6       1.5     36.2
utions (4)         -----  -----   -------  -------     ------    ------- ------
Income (loss)
bef.income taxes    3.6  (31.6)   (56.2)    (40.9)    (78.7)      1.1     36.7
Income tax
(provision)
   benefit         (0.7)   6.0     13.3       4.8       4.0      (0.8)   (8.1)
                   -----  -----   -------  -------     ------    ------- ------
Income(loss)
bef.extraord-
inary item and
cumulative effect
of changes in
acctg.principles    2.9  (25.6)   (42.9)    (36.1)    (74.7)      0.3   28.6
Extraordinary       -     (6.5)    (6.5)        -         -         -  (12.6)
item (5)
Cumulative eff-
ect of changes in
acctg.principles    -   (179.8)  (179.8)      4.3         -         -        -
    (6)           -----  -----   -------    ------    ------    ------  -----
Net income (loss)  $2.9 (211.9)  (229.2)    (31.8)    (74.7)    $0.3   $16.0
Per Common Share
Data:
Income(loss) per
common share
before extra-
ordinary item     $0.07  (0.99)  (1.74)    (1.57)     (3.49)    0.01   1.37
Income(loss) per
common share bef-
ore cumulative
effect of acctg.
changes            0.07  (1.24)   (1.99)    (1.57)     (3.49)     0.01   0.77
Net income(loss)
common share       0.07  (8.03)   (8.78)    (1.40)     (3.49)     0.01   0.77
Cash dividends
paid                 -      -        -         -           -      $0.64  $0.32
Balance Sheet Data (at end of period):
Cash, equiva-
lents, and market
able  securities   $111.2 $ 74.4  $ 89.0    $ 61.2    $ 84.2     $ 56.2  $201.9
Working capital     281.4  263.6   262.2     237.7     273.5      264.6   373.3
Total assets       1221.9 1105.6  1240.7    1005.4    1038.0      965.2   946.4
Long-term debt,
incl. current
portion (7)         495.3  495.2   495.3     503.2     505.3      398.9   355.8
Redeemable stock
(7)                  37.4   34.9    36.7      34.2      31.0        3.9     1.3
Stockholders'
equity(7)             0.7   18.6    (1.4)    231.3     257.3      316.5   328.1
Other Data (For the period, except where noted):
Shipments in
thousands
  of tons          656    608     2,431     2,102     1,939      2,206   2,499
Average sales
per ton
  shipped         $496   $490      $494      $513      $534       $540    $532
Average cost
of sales
per ton shipped   $440   $460      $455      $480      $526       $505    $466
Gross margin
per ton
  shipped         $ 56   $ 30      $ 39      $ 33      $  8       $ 35    $ 66
Operating
income per
ton shipped bef.
special items     $ 25   $( 2)     $  6      $ -       $(24)      $  8    $ 44
Active employees
 (end
  of period)      5909   6256      6026      6542      6979       7582    7898
Employee hours
per ton
of hot band
produced          1.83   1.97      1.95      2.07      2.38       2.45    2.43
Employee hours
per ton
  shipped         4.85   5.37      5.31      6.53      7.55       7.48    6.77
Capacity
utilization                         91%       83%       68%        79%     85%
Percentage of
raw steel con-
tinuously cast    100%   100%      100%      100%       97%        88%     87%
Yield (raw
steel to fin-
ished production) 79.4%  75.8%    77.9%     72.3%     72.3%      69.7%   72.0%

EBITDA (8)        $36.4   $9.4    $81.9     $45.7     $(2.1)     $60.5   102.9
Capital
expenditures        4.0    0.3     14.4      44.6     113.9      181.9   131.1

__________

(1) The Company recognized a pretax restructuring charge of $17.3 million in the first quarter of 1993 to account for certain costs associated with an enhanced early retirement package, which is part of the Company's ongoing cost reduction program.

(2) Effective January 1, 1989, employee profit sharing for each fiscal year has been set at 35% of net income before profit sharing, computed after deducting dividends on capital stock of up to $13 million. See "Business--Employees". A provision for profit sharing of $21.9 million was recognized for 1989.

       A one-time special bonus of $5.1 million was paid to employees in connection with a 1989 labor contract ratification.

(3) Net interest expense has been reduced by capitalized interest of $0.8 million, $6.1 million, $12.8 million, $14.8 million and $4.4 million for the years 1993 through 1989, respectively.

(4) Does not involve a net outflow of cash as these contributions are returned to the Company in the form of payments on loans outstanding from the Company to the ESOPs.

(5) Reflects certain costs incurred in connection with the early extinguishment of debt.

(6) Effective January 1, 1992, the Company changed its method of accounting for the depreciation of its steelmaking facilities from a straight-line to a production-variable method. Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions"; SFAS No. 112, "Employers Accounting for Postemployment Benefits"; and SFAS No. 109, "Accounting for Income Taxes."

     The cumulative effect of the 1993 accounting changes reflects the collective implementation of the following accounting changes. The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $303.9 million to account for the prior service cost of retiree health care and life insurance benefits as well as an additional noncash expense each quarter which began in the first quarter 1993. The Company also recorded a pretax charge of $4.0 million related to the implementation of SFAS No. 112, and a net income tax benefit of $128.2 million, of which $115.5 million relates to the adoption of SFAS No. 106, representing the cumulative effect of the accounting change for income taxes in accordance with SFAS No. 109.

(7) See "Capitalization" for information regarding certain adjustments to give effect to the issuance of shares of Common
Stock offered hereby and the application of the net proceeds therefrom.

(8) EBITDA represents the earnings of the Company before income taxes, net interest expense, depreciation and amortization and other non cash items reducing net income. This definition of EBITDA is consistent with the one used in covenants in the Company's outstanding indebtedness. EBITDA is not a measure of financial performance under generally accepted accounting principles.

[TEXT]
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                      CERTAIN INVESTMENT CONSIDERATIONS

       Prospective investors should consider carefully the following investment considerations affecting the domestic steel industry in general and the Company in particular before purchasing the shares of Common Stock offered hereby.

Factors Relating to the Steel Industry

       Cyclicality. The domestic steel industry is a cyclical business characterized by intense competition. Within the industry, the first half of the 1980s was marked by significant restructurings and downsizing, unprecedented losses and bankruptcies. Factors such as overcapacity, increased domestic and international competition, including high levels of imported steel coupled with a strong dollar, high labor costs, inefficient plants and reduced levels of steel demand caused major disruptions to the industry. This was followed in the late 1980s by increased demand, lower levels of steel imports, the decline of the dollar, capacity reductions and increased efficiency through modernization of plants. As a result, industry profits were substantial in 1988. However, steel prices and demand began to decline in the latter half of 1989, and a number of domestic producers reported losses in 1990 and 1991. These losses continued for many producers throughout 1992. However, with stronger demand in 1993, the industry demonstrated improved performance. Although the recovery in steel markets has continued into 1994, there can be no assurance as to its duration or the extent of any future improvement in steel prices or industry earnings.

       Capacity Utilization and Price Sensitivity. According to the American Iron and Steel Institute (the "AISI"), annual U.S. raw steel production capacity has been reduced from approximately 151 million tons in 1983 to approximately 110 million tons in 1993. The reduction in domestic capacity generally has resulted in higher utilization rates, although overcapacity remains a problem in certain product lines and may become a problem in other product lines, particularly coated steels. The average utilization of domestic industry capacity was 64% from 1983 through 1986 compared to 82% from 1987 through 1992, and 89% for the year 1993. For the first three months of 1994, capacity utilization increased to 90%. The results of operations of major domestic integrated steelmakers, including the Company, are affected substantially by relatively small variations in selling prices of products. Overcapacity relative to demand, particularly in downcycles, has resulted in an extremely competitive environment which limits the ability of producers to raise prices. Competitive pressures in the industry could limit the ability of producers to obtain price increases or could lead to declines in prices, both of which may have a material adverse effect on the industry in general and on the Company specifically.

       Domestic Competition. Competition among domestic steelmakers is intense with respect to price, service and quality. Domestic integrated steel producers have lost market share to domestic mini-mills in recent years as these mills have expanded their product lines from commodity type items to include larger-size structural products and flat-rolled products. Mini-mills have enjoyed certain cost advantages compared to integrated producers because of lower costs in converting scrap to raw steel, lower employment and environmental costs and the targeting of regional markets. In the past few years, mini-mills also have substantially improved the quality of their products through the use of new technology, particularly thin cast steel, which has allowed them to retain overall conversion cost advantages. In recent years, competitive pressures among domestic producers, including mini-mills, have extended to higher value-added products, putting further pressure on prices and margins. In addition, certain domestic integrated steelmakers have gone through reorganizations under Chapter 11 of the U.S. Bankruptcy Code. Following their reorganizations, these companies generally have reduced costs and become more effective competitors. In addition, domestic steel producers have invested heavily in new plant and equipment, which, combined with the implementation of manning and other work rule changes, have enabled many domestic companies to improve efficiency and increase productivity. Finally, demand for certain of the industry's products continues to be under pressure from products made with aluminum, plastics, cardboard, glass, wood, concrete and ceramics, which may offer substitutes for steel in certain applications.

       Foreign Competition. Domestic producers face competition from foreign producers over a broad range of products. Many foreign steel producers are owned, controlled or subsidized by their governments, making these producers subject to influence by political and economic policy considerations as well as the prevailing market conditions. Voluntary restraint arrangements ("VRAs") covering 17 steel exporting nations and the European Community, which limited steel imports into the United States market, expired on March 31, 1992. A replacement structure to reduce subsidies and other unfair trade practices by foreign producers has not emerged. In 1992, a number of domestic steel producers filed extensive unfair trade cases covering imports of flat rolled carbon steel products. These cases sought the imposition of anti-dumping and countervailing duties on products alleged to have caused injury to domestic producers. Initial determinations favorable to U.S. producers were overturned in July 1993, and a number of these cases are now being appealed. Steel imports as a percentage of domestic consumption, excluding semifinished products (primarily slabs), have been approximately 16% in each of the last three years, below levels permitted under the former VRAs. Recent increases in the importation of slabs in early 1994 appear to be related to scheduled outages among domestic producers. Attractive world export prices, favorable dollar exchange rates and improved international competitiveness of the domestic steel industry have contributed to these reduced import levels. The reversal of any one of these factors, or the failure otherwise to control steel imports, may cause foreign competition to increase.


       Environmental Concerns. The facilities and operations of domestic steelmakers are subject to a number of federal, state and local laws, regulations and permits relating to environmental protection. The costs for environmental compliance may serve to put domestic steelmakers at a relative competitive disadvantage compared to foreign producers not subject to similarly extensive regulation or producers of competitive materials which may not be required to undergo equivalent compliance costs.

       The Company has made, and expects to continue to make, expenditures to comply with environmental laws and regulations. The Company believes that its facilities are in material compliance with such provisions and does not believe that future compliance with such provisions will have an adverse effect on its results of operations or financial condition. Unlike most of its domestic integrated competitors, the Company does not operate coke making facilities and, as such, will not be required to comply with Clean Air Act amendment standards applicable to those types of facilities. Nevertheless, since environmental regulations are becoming increasingly more stringent, the Company's environmental capital expenditures and costs for compliance may increase in the future. Furthermore, due to the possibility of unanticipated regulatory developments, the amount and timing of future environmental expenditures may vary from those currently anticipated. In April 1994, State environmental authorities proposed to issue a new wastewater discharge permit to the Company containing effluent standards which the Company believes would require substantial future expenditures in order to achieve compliance should such permit be issued in its final form as proposed. See "Business--Environmental Control."

       The site at which the Company carries on its operations has been in use for many years and, over such time, the Company and its predecessors may have generated, stored and disposed of wastes which may be classified as hazardous. The Company is indemnified by National, the seller of the steelmaking business acquired by the Company in 1984, against environmental liabilities arising from activities prior to the acquisition. National's indemnification obligation is not limited by the passage of time or, with certain exceptions, in amount. As a result, the Company does not believe it will incur any material liability for environmental conditions existing prior to the acquisition, provided that the Company is able to recover on environmental claims from National. The ability of the Company to collect on claims for indemnification covering environmental matters is subject to, among other things, National's continued financial viability. The Company does not carry insurance of the type that provides coverages similar to the indemnification rights provided by National. See "Business--Environmental Control."


Factors Relating to the Company

       Recent Losses.  The Company reported net losses of
$229.2 million for 1993, $31.8 million for 1992 and $74.7 million for 1991. The Company's results for 1993 were significantly affected by the net after tax effect of required changes in certain accounting principles, primarily related to retiree healthcare and income taxes, which totaled $179.8 million, a pretax restructuring charge of $17.3 million, and an after tax
extraordinary charge of $6.5 million.   See "Management's
Discussion and Analysis of Financial Condition and Results of Operations." Management attributes the losses in 1992 and 1991 to production disruptions stemming from the Company's implementation of a $550 million capital improvement program and to recessionary conditions affecting the industry. The Company's objective is to enhance its financial results through productivity improvements, product expansion, reductions in operating costs and by reducing its financial leverage. In 1993, the Company's operating performance improved throughout the year, and it achieved an operating profit of $14.6 million for the last quarter of the year and $16.5 million for the first quarter of 1994. However, there can be no assurance that the Company will be able to eliminate future losses or otherwise achieve its objectives.

       Recent Major Damage to Facility. On April 6, 1994, the Company's No. 9 Tandem Mill (the "No. 9 Tandem") sustained major damage from a fire which occurred while the unit was undergoing maintenance. This cold rolling facility normally supplies approximately 70% to 80% of the coils required by the Company's tin plating operations. The Company began rebuilding and repair operations immediately to restore the No. 9 Tandem as quickly as practicable. At this time, the Company does not believe the unit can be returned to service before the fourth quarter of 1994. While the No. 9 Tandem is out of service, the Company is increasing the cold rolling output of its remaining facilities. The Company has also compensated for the reduction in cold rolling capacity by increasing its sales of hot rolled products. The Company also may seek to have its hot bands cold rolled through tolling arrangements with other producers and acquire cold rolled product where available for further finishing.

       At this time, the Company cannot predict with certainty the extent to which its short-term results of operations will be affected adversely by the outage. The Company maintains insurance for both property damage and business interruption applicable to the No. 9 Tandem. The policies providing these coverages are subject to deductibles of $500,000 for property damage and $5 million for business interruption. Although the claims process has been commenced and advances have been collected from the insurance carrier, the amount and timing of the Company's recoveries under such insurance cannot now be determined. As a result, the Company may incur a net loss in the second quarter of 1994 due to outage-related factors. The
Company does not expect that the outage will affect its long-term prospects adversely.



       High Financial Leverage. Beginning in 1989, the Company incurred substantially increased indebtedness to fund its capital improvement program. At December 31, 1990, stockholders' equity in the Company was $316.5 million, and its indebtedness of $398.9 million represented 55% of its capitalization. As a result of the Company's net losses since that date (see "Factors Relating to the Company--Recent Losses"), its indebtedness increased to $495.3 million and its stockholders' equity was reduced to $0.7 million at March 31, 1994, causing its financial leverage to increase significantly. At March 31, 1994, the Company's indebtedness and redeemable stock comprised 93% and 7%, respectively, of its capitalization. After giving effect to the Offerings and a use of all net proceeds as described in "Use of Proceeds" and shown under "Capitalization," the Company's indebtedness and redeemable stock would have been reduced to [__%] and [__%], respectively, of its capitalization at March 31, 1994, and the remaining ___% of its capitalization would have represented stockholders' equity. The Company intends to reduce its debt burden and increase its financial flexibility and has no immediate plans to incur additional debt. From time to time, however, the Company may be required to utilize outside financing for working capital purposes. Such financing may involve the incurrence of debt. The Company will be permitted to incur additional debt only if, at the time, it is able to comply with restrictions under applicable debt instruments. Based on the tests under the indenture governing its 11 1/2% Senior Notes due 1998 (respectively, the "11 1/2% Indenture" and the "11 1/2% Notes"), at March 31, 1994, the Company would not have been permitted to incur additional debt, except for "Permitted Indebtedness," as defined in the 11 1/2% Indenture. (As defined, Permitted Indebtedness includes debt outstanding immediately after the issuance of the 11 1/2% Notes, intercompany debt subordinated to the 11 1/2% Notes, debt under currency, commodity and interest swap agreements, debt not to exceed $100 million (substantially all of which could be incurred if borrowing sources were available) and renewals of all such permitted debt.) In August 1993, the Company, through a subsidiary, instituted an accounts receivable participation and letter of credit facility, which it believes will be sufficient for its foreseeable working capital needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

       Limitations on Raising Equity. The Company's financial strategy seeks to reduce its financial leverage and improve its capital structure through sales of equity securities, as well as through earnings. However, the Company's Restated Certificate of Incorporation (the "Restated Certificate") imposes restrictions on the Company's ability to raise additional equity. The authorization of shares of capital stock under the Restated Certificate (beyond the 30.0 million shares of Common Stock and 7.5 million shares of preferred stock originally authorized in
1989) generally requires for approval a simple majority vote of stockholders, if such shares are to be used only for bona fide public offerings or in connection with certain employee benefit plans. However, if shares are to be used for any other purpose, their authorization must be approved by the vote of 80% of total voting power (the "Super Majority Vote"). Limitations on the future use of shares, if applicable, would deny the Company access to private markets for its shares and could deprive the Company of needed capital at times when the permitted types of issuances are not feasible or have less favorable terms. The increase in the Company's capitalization from 30.0 million to
50.0 million shares of Common Stock to be voted on by stockholders at a special meeting scheduled for May 26, 1994 will be subject to such use restrictions.

       In addition, the Restated Certificate provides that the specific terms and conditions of each issuance of capital stock by the Company, with limited exceptions, must be approved by the vote of at least 90% of the Company's directors. The Company's Board of Directors is required to be composed of 13 members and will be increased to 14 members after the 1994 annual meeting of stockholders, provided the stockholders approve amending the Restated Certificate at the scheduled special meeting. Regardless of the increase in the number of directors, a dissent by more than one director could prevent the Company from issuing capital stock, even though the authorization of shares for such issuance was approved by a Super Majority Vote of the Company's stockholders.



       Employee Ownership. Prior to the proposed Offerings, the ESOPs owned 51% of the Company's outstanding shares and accounted for 75% of its total voting power. Following the proposed Offerings, the ESOPs are expected to own approximately 34% of the Company's outstanding shares and account for approximately 53% of the Company's total voting power. Employee voting power could increase by approximately 3%, if the five million shares of Common Stock reserved for an employee purchase program over the next five years are acquired by employees. The participants in the ESOPs, all of whom are present or former employees of the Company, could, if they were to act collectively in the voting of their shares, elect a majority of the Company's directors. In addition, the Pension Plan holds approximately 22% of the Company's outstanding Common Stock, which represents 5% of the Company's total voting power. The fiduciary under that plan has the duty to vote shares held in such plan in the best interest of plan participants. The interests of ESOP and Pension Plan participants may differ from those of public stockholders.


       Antitakeover Matters. Certain provisions of the Company's Restated Certificate, the Delaware General Corporation Law, and the current ownership structure of the Company, may have the effect of preventing a change of control of the Company, including transactions in which stockholders could receive premiums for their shares over prevailing market prices. For example, under the Restated Certificate, stockholders other than certain employee plans may not exercise more than 5% of total voting power, and extraordinary transactions, such as mergers, consolidations, sales of substantially all assets, liquidation and transactions with significant stockholders, require at least an 80% affirmative vote by stockholders. The Company's Board of Directors is authorized by the Restated Certificate to issue preferred stock in series with such designations, rights, and preferences as may be determined by the Board. Also, the Company's Board of Directors is classified into three classes of directors serving staggered terms, and substantial qualification requirements exist to serve as a director. These provisions could delay the replacement of a majority of directors and could have the effect of making changes in the Board of Directors more difficult than in their absence. Finally, the Company originated from an employee buyout and was formerly wholly-owned by its employees through the 1984 ESOP. At present, a majority of the Company's stockholder voting power is held by employees through the ESOPs.


       Dividends. The Company discontinued dividends on its Common Stock after the fourth quarter of 1990. The Board of Directors does not anticipate that the Company will resume payment of dividends on Common Stock in the foreseeable future. The payment of future dividends on the Common Stock, and any amount thereof, will be determined by the Board of Directors in light of financial factors and other restrictions affecting the Company.

       The Company's ability to pay dividends on its stock is limited by restrictions under an earnings related formula in the 11 1/2% Indenture. Under the applicable formula, the receipt of proceeds from sales of equity securities increases the Company's ability to pay dividends on stock.


       Profit Sharing. The earnings of the Company available for the payment of dividends or which may be available for use in its business will be reduced by amounts paid out pursuant to the Company's profit sharing plan (the "Profit Plan"). The Profit Plan, which is effective through 1996 and covers substantially all employees, generally requires that from 33-1/3% to 35% of the Company's net income for each year (adjusted to provide allowance for certain dividends on preferred stock) be paid to employees as profit sharing. However, profit sharing is only payable to the extent that, at the time of determination, or as a result of a determination, profit sharing payments will not reduce the Company's net worth below $100.0 million. The Company has not recognized a provision for profit sharing since 1989. Completion of the Offerings will increase the Company's net worth and, accordingly, the likelihood that it may incur future reductions of earnings through profit sharing. The Company believes that its compensation structure places a heavier emphasis on profit sharing compared to other major integrated steel producers. This tends to cause the wage portion of the Company's employment costs to be relatively higher during periods of profitability and relatively lower during periods of low earnings or losses.


       Limitation on Utilization of Existing Tax Attributes. The Company believes that, as a result of the Offerings, it will not undergo an ownership change for Federal income tax purposes. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), an ownership change may substantially limit or prohibit the utilization of certain existing tax attributes (such as net operating losses) subject to the carryforward provisions under the Code.

       As of December 31, 1993, the Company had available for Federal income tax purposes regular net operating loss carryforwards of approximately $194.8 million, alternative minimum tax net operating loss carryforwards of approximately $13.6 million, an alternative minimum tax credit of approximately $4.7 million and general business tax credits of approximately $14.1 million. As a result of the Offerings, the Company does not anticipate any adjustment to the net carrying value of its tax attributes.

       Although the Company does not anticipate any future events that, in conjunction with the Offerings, would cause an ownership change under the applicable provisions of the Code, events of this type may be beyond the Company's control. As a result, no assurance can be given that such a change will not occur in the future.


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                                  THE COMPANY

       The Company is a major integrated producer of flat rolled carbon steel which has been in the steelmaking and finishing business for more than 80 years. The Company focuses on higher value-added products with demanding specifications, such as TMP and coated sheet. TMP are sold primarily to manufacturing and packaging companies for use as food, beverage and general line cans and coated sheet is sold primarily to the construction industry for use in a broad variety of building products. For the year 1993, these value-added product lines accounted for approximately 70% of the Company's revenues and 58% of its shipments. The remainder of the Company's revenues are derived from the sale of hot and cold rolled sheet, which is used for machinery, construction products and other durable goods.
The Company believes that its percentage of value-added products to total production is among the highest of integrated steel producers in the United States and provides it with a competitive advantage against both domestic producers and foreign commodity imports.

       Although the Company has had significant losses for the last three years, the Company had operating income of $14.6 million
and $16.5    million for the fourth quarter of 1993 and the first
quarter of 1994, respectively, and net income of $3.8 million and $2.9 million for the same respective quarters. The Company believes its improved financial performance is attributable to the current economic recovery which has created a strong demand for its products together with operational improvements which have resulted from a $550 million capital improvement program.

Capital Improvement Program

       In order to modernize operations, the Company embarked in 1988 on an extensive capital improvement program, spending in excess of $550 million, primarily to upgrade its steelmaking and hot rolling facilities. This program, substantially completed in 1992, included, among other things, enhancing the Company's capacity to make "clean" steel (steel with fewer impurities), rebuilding its multi-strand continuous caster and upgrading its hot strip rolling mill to be one of the most modern in the world.



Business Strategy

       The Company's strategic objective is to be a leading domestic producer of high value-added flat rolled carbon steel products.

       With the completion of the capital improvement program, the Company's strategy is to (i) increase revenues and margins through the development and marketing of higher value-added products and services; (ii) achieve productivity improvements and significant reductions in conversion costs through advanced steelmaking and rolling technology and savings in manpower and production processes; and (iii) reduce financial leverage and restore the Company's equity base.


Product and Service Expansion

    The Company's strategy emphasizes the production and shipment of higher value-added products, including expanding and developing markets for those products. Higher value-added products generally have allowed the Company to realize higher margins. The Company's marketing initiatives are designed to utilize the production advantages brought about by its capital improvement program. As a result of the program, the Company has more effectively met its customers' needs by producing coils with increased weight per inch of width, meeting more exacting tolerances for gauge and surface quality and achieving more precise crown control. The Company estimates that these enhanced production capabilities allow it to serve a potential sheet market of approximately 27 million tons annually, or more than three times the size of its previous potential market.


Productivity Improvements and Cost Reduction Initiatives


       Yield Improvements and Manning Reductions. As a result of its capital improvement program, the Company has achieved significant operating efficiencies, including improving its overall yields from liquid steel to finished production. Prior to 1989, the Company's historic overall yields averaged 74.0%. Combined with changes in product mix, the Company has increased such yields to 79.4% in the first quarter of 1994. The Company estimates that each full percentage point of improvement (based on the Company's standard cost assumptions) would result in operating cost reductions of approximately $4.7 million.

       Yield improvements combined with manpower reductions have significantly increased the Company's overall productivity. In 1989, the Company required approximately 2.5 employee hours to produce a ton of hot band and approximately 7.3 employee hours per ton of prime product shipped. For the first quarter of 1994, productivity gains had reduced these figures to approximately 1.8 employee hours per ton for hot band and 5.3 employee hours per ton of prime product shipped.

       At December 31, 1989, following commencement of the capital improvement program, the Company had approximately 7,900 employees. Manpower reductions, accomplished primarily through attrition and retirement programs, reduced the Company's workforce to approximately 6,000 at December 31, 1993, representing a reduction of 24%.


       Other Operating and Cost Improvements. Improved blast furnace operating practices have allowed the Company to operate a two furnace configuration and to raise average hot metal production per furnace from 2,236 tons per day in 1989 (utilizing three furnaces) to 3,242 tons per day in 1993 (utilizing two furnaces).

     The capital improvement program as well as other cost containment measures have strengthened the Company's competitive position in the domestic market place. In the period from 1990 through 1993, the Company has reduced its operating costs by $50 per net ton of product shipped. The Company has several ongoing programs to further reduce its operating costs.


Customer Service Improvements

     The Company believes its sales efforts will be strengthened by an improved customer service program. The Company continues to simplify its management organization to provide increased responsiveness to customer needs. The Company's Total Quality Management practices have been extended to cover service functions as well as production. Relations with customers are further enhanced by providing them access to the problem-solving capabilities of the Company's research and development facility, WEIRTEC.


Reducing Financial Leverage and Restoring the Company's Equity
Base

    To further accomplish its strategic financial goals, management is seeking to reduce the Company's high leverage and financing costs and to rebuild stockholders' equity. The Offerings of Common Stock, together with contemplated sales of Common Stock to employees over the next five years, will assist the Company in accomplishing that goal.

                    ------------------------



    The Company was incorporated in Delaware in November 1982 and acquired the assets of the Division in January 1984. The Company was wholly-owned by its employees through the 1984 ESOP until June 1989 when the 1984 ESOP completed a public offering of the Company's Common Stock. Since that time, the Common Stock has been listed and traded on the NYSE. The Company's executive offices are located at 400 Three Springs Drive, Weirton, WV 26062 4989, and its telephone number is (304) 797-2000.





- -------------------------------------------
                              USE OF PROCEEDS

       The net proceeds to the Company from the Offerings are estimated to be approximately $__ million, after deducting the estimated expenses and underwriting discounts payable by the Company in connection with the Offerings. The net proceeds will be used to reduce liabilities and other obligations of the Company, including the purchase or redemption of a portion of outstanding senior indebtedness, a redemption or repurchase of shares of the Company's Redeemable Preferred Stock, Series B (the "Series B Preferred Stock"), and the reduction of other long-term obligations, including the making of additional contributions to the Pension Plan. The Company's determination of the exact amount to be applied to reduce any particular obligation or other instrument will depend on market conditions prevailing at the time it receives the proceeds of the Offerings and the Company's determination of the relative value it can obtain.

       The Company's senior indebtedness currently consists of the 11 1/2% Notes, of which $140 million principal amount is outstanding, and its 10 7/8% Senior Notes due 1999, of which $300 million principal amount is outstanding, and which rank pari passu with the 11 1/2% Notes. Up to $50 million of the 11 1/2% Notes may be redeemed from the proceeds of sales of equity securities at the Company's option until March 1, 1995 at 109.2% of principal amount, plus accrued interest to the redemption date. The Series B Preferred Stock is redeemable at any time at the Company's option for $50 per share, plus unpaid dividends.
See "Description of Capital Stock."

       The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholder.


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            PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

       The Company's Common Stock is listed on the NYSE under the symbol "WS." The table below sets forth, for the periods indicated, the high and low sales price of the Company's Common
Stock, as reported on the NYSE Composite Tape.

                                           High       Low

1992:
       First Quarter ...................      $5 1/2   $3

       Second Quarter ..................       6 3/8    4 7/8

       Third Quarter ...................       6 1/4    4 1/8

       Fourth Quarter ..................       4 3/8    3 3/8


1993:
       First Quarter ...................       7 1/8    3 7/8

       Second Quarter ..................      10        6 1/4

       Third Quarter ...................       9 1/8    5 3/8

       Fourth Quarter ..................       7 7/8    5 3/4

1994:
       First Quarter ...................      11        6 1/4

       Second Quarter (through     , 1994)

[TEXT]
       See the cover page of this Prospectus for a recent reported sales price of the Company's Common Stock on the NYSE Composite
Tape.

       Dividends on the Common Stock are paid when and as declared by the Company's Board of Directors. Following the initial public offering of the Common Stock in June 1989, the Company paid a quarterly cash dividend of $0.16 per share of Common Stock. Such dividends were discontinued after the fourth quarter of 1990.
The Company's Board of Directors does not anticipate a resumption of dividends on Common Stock for the foreseeable future as it intends to retain any earnings to strengthen the Company's capital base. The payment of dividends in the future will be subject to the applicable provisions of Delaware corporate law governing the Company and the discretion of the Company's Board of Directors, which normally will take into consideration the financial performance, capital requirements and financial restrictions of the Company. The terms of the 11 1/2% Indenture limit the Company's ability to pay dividends on its capital stock, including Common Stock, based on a formula related to earnings and proceeds of sales of certain equity securities.


- -----------------------------------------------

                                 CAPITALIZATION

       The following table sets forth the capitalization of the Company at March 31, 1994, and as adjusted to reflect the issuance of the shares of Common Stock pursuant to the Offerings. The table includes the application of the net proceeds from the Offerings as described in "Use of Proceeds," assuming no portion of the net proceeds is used to reduce the Company's unfunded pension obligation.

(Dollars in thousands)
                                                           March 31, 1994
                                                         Actual   As Adjusted
                                                         ------   ---------
Cash                                                   $111,199     $111,199
                                                        =======      =======


CAPITALIZATION:

Current Maturities of Debt Obligations                  $  -0-      $  -0-
Long-term Debt Obligations                               495,285
Redeemable Stock                                          37,372
Stockholders' Equity:
  Common Stock                                               270
  Additional Paid-in Capital                             336,785
  Retained Earnings                                     (334,458)
  Treasury Stock and Other                                (1,883)
                                                         _______     _______
     Total Stockholders' Equity                              714

     Total Capitalization                               $533,371    $
                                                         =======     =======




- --------------------------------------------------------------
                                Selected Income Statement Data

(Dollars in millions, except per share and ton data)
                     Quarter
                   Ended March 31,      Year Ended December 31,
                   1994    1993    1993      1992      1991      1990     1989
                   (Unaudited)
Income Statement Data:
Net Sales        $325.2 $297.7 $1,201.1  $1,078.7  $1,036.3  $1,190.9 $1,329.4
Operating Costs:
  Cost of Sales   288.4  279.9  1,105.6   1,010.0   1,019.3   1,113.9  1,165.4
  Selling,
General
& Administrative
Expense             7.9    7.8     32.5      30.5      29.1      30.4     27.6
Depreciation       12.3   11.2     49.1      38.6      34.3      29.0     26.7
  Special items
  (1) (2)           -     17.3     17.3        -         -         -      27.0
                   -----  -----    -------  -------    ------- -------  -----
Income (loss)
from
operations         16.6  (18.5)    (3.4)     (0.4)    (46.4)     17.6     82.7
Net interest
exp.(3)            12.3   12.4     50.2      37.9      29.7      15.0      9.8
ESOP contrib-
utions(4)           0.7    0.7      2.6       2.6       2.6       1.5     36.2
                   -----  -----   -------  -------     ------    ------- ------
Income (loss)
before
income taxes        3.6  (31.6)   (56.2)    (40.9)    (78.7)      1.1     36.7
Income tax
provision
(benefit)           0.7   (6.0)   (13.3)     (4.8)     (4.0)      0.8      8.1
                   -----  -----   -------  -------     ------    ------- ------
Income(loss)
before
extraordinary
item & cumula-
tive effect of
changes in acctg
principles          2.9  (25.6)   (42.9)    (36.1)    (74.7)      0.3   28.6
Extraordinary
item (5)            -     (6.5)    (6.5)        -         -         -  (12.6)
Cumulative eff-
ect of changes
in accounting
principles (6)      -   (179.8)  (179.8)      4.3         -         -        -
                   -----  -----   -------   ------    ------    ------  -----
Net Income
(loss)             $2.9 (211.9)  (229.2)    (31.8)     (74.7)    $0.3   $16.0
Per Common
Share Data:
Income(loss)per    0.07 (0.99)   (1.74)     (1.57)     (3.49)    0.01    1.37
common share bef-
ore extraord-
inary item
Income(loss) per   0.07  (1.24)   (1.99)    (1.57)     (3.49)     0.01   0.77
common share bef-
ore cumulative
effect of
accntg. changes
Net Income(loss)
per common
share              0.07  (8.03)   (8.78)    (1.40)     (3.49)     0.01   0.77
Cash dividends
paid                 -      -        -         -           -      $0.64  $0.32

(1) The Company recognized a pretax restructuring charge of $17.3 million in the first quarter of 1993 to account for certain costs associated with an enhanced early retirement package, which is part of the Company's ongoing cost reduction program.

(2) Effective January 1, 1989, employee profit sharing for each fiscal year has been set at 35% of net income before profit sharing, computed after deducting dividends on capital stock of up to $13 million. See "Business--Employees". A provision for profit sharing of $21.9 million was recognized in 1989.

       A one-time special bonus of $5.1 million was paid to employees in connection with a 1989 labor contract ratification.

(3) Net interest expense has been reduced by capitalized interest of $0.8 million, $6.1 million, $12.8 million, $14.8 million and $4.4 million for the years 1993 through 1989, respectively.

(4) Does not involve a net outflow of cash as these contributions are returned to the Company in the form of payments on loans outstanding from the Company to the ESOPs.

(5) Reflects certain costs incurred in connection with the early extinguishment of debt.

(6) Effective January 1, 1992, the Company changed its method of accounting for the depreciation of its steelmaking facilities from a straight-line to a production-variable method. Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions"; SFAS No. 112, "Employers Accounting for Postemployment Benefits"; and SFAS No. 109, "Accounting for Income Taxes".

     The cumulative effect of the 1993 accounting changes reflects the collective implementation of the following accounting changes. The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $304 million to account for the prior service cost of retiree health care and life insurance benefits as well as an additional non-cash expense each quarter which began in the first quarter 1993. The Company also recorded a pretax charge of $4.0 million related to the implementation of SFAS No. 112, and a net income tax benefit of $128.2 million, of which $115.5 million relates to the adoption of SFAS No. 106, representing the cumulative effect of the accounting change for income taxes in accordance with SFAS No. 109.

[TEXT]
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     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS

OVERVIEW


       The Company, as a major integrated producer of flat rolled carbon steel, competes in a cyclical market where product demand is generally influenced by several factors, including: the strength of the economies of the U.S. and other major steel consuming countries; restrictions on imports by foreign producers; fluctuating exchange rates; and worldwide production capacity. As the U.S. economy had emerged from the latest recession, the domestic steel industry has experienced a resurgence in product demand. As a result of this recent economic recovery, the Company has experienced an increase in demand for its sheet products that continued into the first quarter of 1994. There can be no assurance that the demand for the Company's products will remain stable or increase from present levels.

       Historically capital intensive, the domestic integrated steel industry has for more than 20 years been rationalizing older, less efficient production facilities in response to the development of new steel producers and steel product substitutes. More recently, competitive pressures have forced large steel producers to implement more efficient production techniques and focus on higher value-added products. The Company substantially completed a capital improvement program in 1992, spending in excess of $550 million, primarily to upgrade its steelmaking and hot rolling facilities. As a result of its modernization efforts, the Company has improved its product quality and mix, broadened its customer base, and reduced its average cost per ton of steel shipped. In periods of changing economic conditions, the Company's refurbished operating facilities allow it to adjust certain portions of its production to maximize the production capabilities of its operating facilities.

       Although the Company is generally influenced by the cyclical nature of the industry and competitive pressures, its major product lines and attributes of its particular operating facilities differentiate the Company favorably in certain respects from other producers. The Company is a domestic industry leader in the production of TMP, accounting for approximately a 22% share of the domestic TMP market. TMP revenues represented 46% of the Company's total revenues in 1993. The market for TMP is characterized by a relatively low number of competitors and customers who make annual commitments at prices which have been historically stable relative to pricing for other steel products. This pricing stability is a result of the lower volatility over the past decade of consumption of TMP in the U.S. versus other steel products. The Company believes this is primarily due to lower sensitivity of production levels by food and beverage producers to the general business cycle than users of other steel products, such as automobile and appliance manufacturers, and the fact that imports have historically represented a smaller percentage of the domestic TMP market. The Company's financial performance compared to the industry in general is therefore affected to a lesser degree during economic recessions and recovery periods.

       In contrast with TMP, selling prices for the Company's sheet products, are more sensitive to changes in demand due to the wide variety of end use, broad customer base and the number of producers. In periods of high demand, the Company is well positioned to capitalize on higher profit margins on its sheet products. In contrast with its TMP products, which are typically sold under one-year commitments, the majority of the Company's sheet products are sold in the spot market or under quarter-to-quarter pricing arrangements, which in the recent environment of price increases on sheet products allows the Company to realize higher margins on those products earlier than some of its competitors. To the extent that selling prices may decline for sheet products in the future, however, the Company is not as well protected against declines in revenue on its sheet products as certain of its competitors whose sheet product sales are largely made pursuant to fixed price contracts.

       The Company, as well as the industry, continues to be challenged by increasing production costs for items such as raw materials, energy, environmental compliance and labor, including the cost of providing employee and retiree benefits. The major raw materials and energy sources used by the Company in its production process are iron ore pellets, iron ore, coal, coke, zinc, chrome, limestone and scrap steel. Iron ore pellets and coke are predominantly purchased pursuant to long-term agreements, through which the Company has assured the extended availability of a portion of its major raw material needs at competitive prices. The other raw materials are generally purchased in the open market from various sources and their availability and price are subject to market conditions.

       In the first quarter of 1994, the Company entered into new three-year labor agreements which it believes to be among the most competitive in the industry and which, among other things, will reduce the Company's exposure to increased costs of providing healthcare to active employees and retirees. The Company believes that these agreements place a heavier emphasis on profit sharing compared to other major integrated steel producers. This tends to cause the wage portion of the Company's employment costs to be relatively higher during periods of profitability and relatively low during periods of low earnings or losses.

RESULTS OF OPERATIONS

                           Quarter Ended   Year Ended December 31,
                             March 31,      1993     1992    1991
                           1994   1993
Shipments: (1)
  Tin Mill Products                          895      890     857
  Sheet Products                           1,536    1,212   1,082
                                           -----    -----   -----
  Total Shipments                          2,431    2,102   1,939

Results Per Ton Shipped:
  Net Sales per Ton                         $494     $513    $534
  Cost of Sales per Ton                     (455)    (480)   (526)
                                           ------   ------   -----
  Gross Profit per Ton                        39       33       8
  Operating Profit per
    Ton (2)                                    6        0     (24)
Profit Margin Percent-
  ages:
  Gross Profit Margin                        8.0%     6.4%    1.6%
  Operating Profit Mar-
  gin(2)                                     1.2%     0.0%   (4.5)%
__________________

(1)  In thousands of tons.
(2)  Before special items.

[TEXT]

THREE MONTHS ENDED MARCH 31, 1994 COMPARED WITH THREE MONTHS
ENDED MARCH 31, 1993


     In the first quarter of 1994, the Company showed continued improvement in its operating results. The Company earned an operating profit of $16.5 million for the quarter ended March 31, 1994, which marked the fifth consecutive quarter of improved operating performance and compared to an operating loss of $1.1 million, exclusive of a $17.4 million restructuring charge, in the same quarter of 1993.

     The continued improvement in the Company's operating results was attributable to improved performance of its primary operations stemming from its capital improvement program and its continuing cost reduction program combined with strong demand for sheet products, particularly hot rolled, that has increased steadily throughout the current period of economic recovery. First quarter net sales in 1994 for TMP and sheet products combined increased by 9.2% to $325.2 million compared to $297.7 million in 1993 on first quarter shipments that increased in 1994 by 7.9% (the net result of an increase in sheet products and a decrease in TMP products) to 656,100 tons from 608,100 tons in 1993.

     The volume of sheet product shipments improved significantly in the 1994 first quarter, increasing by 20% compared to 1993's first quarter. This contributed $26.0 million in higher revenues in the first quarter 1994 compared to the same quarter in 1993. Average selling prices for sheet products in the first quarter of 1994 also improved from 1993's first quarter, adding $16.8 million to revenues, while improved product mix added $3.5 million. As a result of the foregoing, sheet product revenues increased by a total of $46.3 million.

     A planned first quarter product mix correction to improve on-time delivery and unusually harsh winter weather conditions lowered TMP shipment volume by 12.7% in the first quarter of 1994 compared to the first quarter of 1993. As a result of slightly lower selling prices and lower volume, TMP revenues decreased during the 1994 first quarter by approximately $19.0 million.
The gradual downward trend in average selling prices that occurred throughout 1993, caused by changes in its customer and product mix, showed some improvement in the first quarter of 1994. However, average prices remained at a level below that realized in the first quarter of 1993. The shift in customer mix resulted in a decrease in revenues of approximately $0.2 million for the 1994 first quarter.

     The Company continues to implement its strategic program to reduce a broad range of production costs, lower spending and improve yields. The program includes workforce reductions which have approximated 8% from mid-1992 through year end 1993. The Company's goal is to further reduce its workforce over the next three years. The capital improvement program has lowered the Company's operating costs by providing greater production yields and generally improved performance at several operating units, including its blast furnaces, continuous caster, hot mill and sheet mill operations. Several of these units have achieved production records since completion of the capital improvement program. The cost reduction and capital improvement programs have more than offset higher energy, labor, and retiree healthcare costs. As a result of the foregoing, together with changes in customer and product mix, the Company's cost of sales as a percent of sales improved to 88.7% in the first quarter of 1994, despite severe weather conditions experienced early in the quarter that hampered operations, compared to 94.0% in the same period in 1993. This resulted in an improvement of $21 per ton in operating costs, exclusive of a restructuring charge recognized in the first quarter of 1993.

(Dollars in thousands,             First Quarter
  except per ton data)             1994      1993
Operating Costs                  $308,635  $316,171
Restructuring Charge                 -       17,340
                                  -------   -------
                                 $308,635  $298,831

Shipments in tons                 656,100   608,100

 Operating Cost per Ton
 before restructuring charge        $470      $491

[TEXT]

     In its continuing efforts to improve profit margins and operating efficiency, the Company has focused its attention on improving the performance of its finishing operations, specifically that of its tin mill. However, on April 6, 1994, the Company experienced a fire which caused extensive damage to the No.9 Tandem, a cold rolling facility which supplies steel coils to its tin mill for further processing and which resulted in an outage that is expected to last until the fourth quarter of 1994. See "Certain Investment Considerations" for a more complete discussion of the No. 9 Tandem outage.

     Depreciation expense increased $1.1 million, or 10%, to $12.3 million in the first quarter of 1994 from $11.2 million in the first quarter of 1993, primarily due to the increase in shipment and production levels.

     The Company's financing costs remained relatively high in the first quarter of 1994 and comparable to those experienced in the first quarter of 1993 due to the costs associated with the Company's refinancing and public sale of $140 million of 11 1/2% Senior Notes in the first quarter of 1993.

     The Company recognized a deferred income tax provision of $1.3 million in the first quarter offset by a benefit of $0.7 million to adjust its deferred tax asset valuation reserve.



1993 COMPARED TO 1992:

     Revenues in 1993 of $1,201 million for all products combined were considerably higher than in 1992 and reached their highest level over the last four years. Total revenues in 1993 increased by $122.4 million, or 11.3%, from 1992. Higher shipment levels, specifically for the Company's sheet products, contributed $139.2 million in additional revenues in 1993. However, combined average selling prices in the first half of 1993 followed a downward trend that began in 1991; and although the effect of price increases announced earlier in 1993 on sheet products began to enhance revenues in the third quarter of 1993, combined average selling prices for the full year ended below the average for 1992. Lower average selling prices, combined with a slight change in product mix, reduced revenues by $16.8 million compared to 1992.

     A record 1,536 thousand tons of sheet products were shipped to trade customers in 1993, reflecting a dramatic increase of 324 thousand tons, or nearly 27%, compared to 1992. The demand for the Company's hot rolled and coated products was particularly strong in 1993. Shipments of hot rolled products increased 56% from 1992 levels and, together with an 18% shipping volume increase for coated products, primarily galvanized, contributed $134.2 million in higher revenues. Average selling prices for sheet products improved throughout the year, adding $6.0 million to revenues in 1993. The higher shipment volumes and selling prices, combined with a slight change in product mix which decreased revenues by $2.0 million, resulted in a net increase in revenues on sheet products of $138.2 million for 1993 over 1992.

     Revenues from the sale of TMP decreased by $15.8 million in 1993 compared to 1992. Although slightly higher volumes and a small change in product mix accounted for a $5.5 million increase, average selling prices that were lower than in 1992 on most TMP decreased revenues by $21.3 million.

     Cost of sales in 1993 as a percentage of net sales was 92.0% compared to 93.6% for 1992 and reflected an improvement of $25 per ton in direct production costs. Without giving effect to additional non cash charges stemming from a change in 1993 in the Company's method of accounting for retiree healthcare, direct production costs were $33 per ton less than they were in 1992.

                         For the Year Ended December 31,
(Dollars in thousands,          1993          1992
  except per ton data)         ------        ------
Cost of Sales              $1,105,558      $1,010,022
Additional noncash            (18,067)          -
retiree healthcare chges    ---------       ---------
                           $1,087,491      $1,010,022
Shipments in tons           2,430,600       2,102,400

Cost of sales per ton          $  447         $   480

[TEXT]

     The improvement in 1993 over the prior year was attributable primarily to greater production yields and improved operating performance. Several operating units throughout the Company's mill achieved production records during 1993, including its blast furnaces, continuous caster, hot mill and sheet mill operations. The Company's continuous caster and hot strip mill, whose refurbishments were completed in 1992, performed with minimal disruption, compared to 1992 when outages resulted in the loss of twelve operating days and 1991 when such outages totalled fifty-two operating days. An unscheduled two-day outage of the tin mill in 1993 was the only significant disruption to operations during the year. Operating yields as measured from liquid steel through finished production improved in 1993 compared to performance levels in 1992. Additional savings are anticipated as the Company continues to implement its cost reduction programs. See "Business Strategy."

     Depreciation expense increased $10.5 million to $49.1 million in 1993 from $38.6 million in 1992. This change reflected an increase in the Company's depreciable asset base, as well as higher production levels experienced in 1993. The
Company's accounting policy recognizes depreciation on production equipment primarily as a function of both production volume and the age of the equipment.

     Interest expense increased $11.9 million to $52.8 million in 1993 from $40.9 million in 1992, principally due to higher interest rates on long-term debt and lower amounts of capitalized interest. Capitalized interest declined to $0.8 million in 1993 from $6.1 million in 1992 following the substantial completion of the Company's capital improvement program.

     In the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"; SFAS No. 112, "Employers' Accounting for Postemployment Benefits"; and SFAS No. 109, "Accounting for Income Taxes," all of which had a material effect on the Company's earnings and net worth.

     The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $304 million to account for the prior service cost of retiree healthcare and life insurance benefits as well as an additional ongoing non cash
expense which amounted to $18.0 million in 1993.   The Company
also recorded a pretax charge of $4.0 million related to the implementation of SFAS No. 112 and a net income tax benefit of $128.2 million, of which $115.5 million related to the adoption of SFAS No. 106, representing the cumulative effect of the accounting change for income taxes in accordance with SFAS No. 109.

     In addition to the effect of the accounting changes, the Company also recognized a pretax restructuring charge of $17.3 million to account for costs associated with an enhanced early retirement package, which is part of the Company's ongoing cost reduction program.

     An extraordinary charge of $6.5 million on an after-tax basis was also recognized by the Company in the first quarter of 1993 related to costs associated with the prepayment of bank and institutional debt which was refinanced in conjunction with the Company's first quarter sale of $140 million of its 11-1/2% Senior Notes.

     The income tax benefit recognized in 1993 reflected principally the net realizable value of additional net operating losses generated during 1993 and net deferred tax asset carrying value adjustments related primarily to a change in the Federal statutory rate. The income tax benefit in 1992 resulted from a $2.9 million recovery of state income taxes paid in prior years and $1.8 million of net recoverable Federal income tax adjustments.


1992 COMPARED TO 1991:

     Shipment levels for TMP and sheet products combined, which increased during 1992 compared to 1991, generated $78.4 million in higher revenues. However, selling prices in 1992 that generally continued their downward trend from 1991 caused net revenues to decline by $35.7 million which combined with a slight favorable change in product mix of $0.3 million, resulted in a net increase in revenues in 1992 of $42.4 million, or 4.1%.

     The volume of sheet product shipments increased by 129,000 tons, or 12%, in 1992 compared to 1991 primarily on the strength of demand for coated products and, in particular, galvanized sheet products. Shipments of galvanized products increased 30% from 1991 levels and, together with a 2% shipping volume increase for other sheet products, including secondaries, contributed $67.6 million in higher revenues. However, selling prices for sheet products that were generally lower than in 1991 offset $30.7 million of the volume increase achieved in 1992. In particular, selling prices for cold rolled and galvanized sheet products on average were approximately 6% and 8% lower, respectively, in 1992 than in 1991.

     Revenues from the sale of the Company's TMP increased $5.5 million in 1992 compared to 1991. This comparison includes secondaries (products not meeting prime specifications) which alone accounted for a $22.8 million increase on higher volume. Selling prices that were off slightly from 1991 on prime TMP and an 8% decline in shipments of WEIRCHROME were the principal factors offsetting the increase in revenues on secondary products.

     Cost of sales in 1992 as a percentage of net sales was 93.6% compared to 98.4% for 1991. The improvement over 1991 was attributable primarily to an increase in certain production yields as operations with the newly refurbished continuous caster and hot strip mill stabilized and outages were reduced. A scheduled eleven-day hot strip mill outage in May 1992 and a one-day outage in August 1992 resulted in the loss of twelve operating days in 1992, compared to outages which totaled fifty-two days in 1991. Operating yields as measured from hot metal production through slab production improved in 1992 compared to performance levels in 1991. The start-up of the Company's rebuilt and enhanced multi-strand continuous caster in the last quarter of 1990 allowed for operations in the Company's blooming mill to be suspended in the first quarter of 1991, making the Company a 100% continuous cast producer.

     Depreciation expense increased $4.3 million to $38.6 million in 1992 from $34.3 million in 1991. This change reflected an increase in the Company's depreciable asset base, although the increase was partially offset by the adoption of an accounting change effective January 1, 1992. The depreciation method of accounting for the Company's steelmaking facilities was changed from the straight-line method to a production-variable method. The new method adjusts straight-line depreciation to reflect actual production levels and resulted in a decrease in depreciation expense of $4.7 million for 1992. The cumulative effect on prior years, which was required to be recognized in the first fiscal quarter affected by the accounting change, reduced the net loss for 1992 by $4.4 million.

     Interest expense increased $8.1 million to $40.9 million in 1992 from $32.8 million in 1991, principally due to lower amounts of capitalized interest. Capitalized interest declined to $6.1 million in 1992 from $12.8 million in 1991 following the substantial completion of the Company's capital improvement program. In addition, certain borrowings that were incurred primarily during the second quarter of 1991 under the Company's prior credit facilities and used to finance a portion of the capital improvement program remained outstanding throughout 1992.

     The income tax benefit of $4.8 million recognized in 1992 resulted from a $2.9 million recovery of state income taxes paid in prior years and $1.8 million of net recoverable Federal income tax adjustments. The $4.0 million income tax benefit in 1991 was derived from a recovery of Federal income taxes paid prior to 1991 through utilization of alternative minimum tax net operating loss carrybacks.


LIQUIDITY AND CAPITAL RESOURCES:

     The Company's cash and equivalents of $111.2 million at March 31, 1994, was considerably higher than the $89.0 million on hand at December 31, 1993 and the $61.2 million at December 31, 1992. This increase was attributable primarily to improved operating results, exclusive of non cash charges. A lower level of spending on capital items during the first quarter of 1994 and the full year 1993, compared to 1992, also enhanced the Company's cash position. Net financing activities over this same period showed a net use of cash primarily resulting from the Company's first quarter 1993 refinancing through the public offering of $140 million of its 11 1/2% Notes, which occurred in the first quarter of 1993.

     The net proceeds from the 11 1/2% Notes offering of approximately $135.6 million, together with available cash were applied toward the repayment of the Company's bank borrowings and its 11.45% Senior Notes due 1998 and the repurchase of the 9.00% Senior ESOP Notes due 1999, thereby removing the restrictive financial maintenance covenants associated with those instruments. Although the 11 1/2% Indenture does not contain restrictive financial maintenance covenants, it does contain other covenants that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, as well as mergers, consolidations, liens, and sales of certain assets.

     The application of a portion of the 11 1/2 % Note offering proceeds toward the repayment of all of its bank borrowings resulted in the repayment of certain term loans, a revolving credit facility and a letter of credit subfacility. To provide a replacement facility for future working capital needs and letters of credit, in August 1993, the Company initiated, through a new subsidiary, Weirton Receivables, Inc., a receivables participation agreement with a group of five banks. The facility provides for a total commitment by the banks of up to $85 million, including a letter of credit subfacility of up to $25 million. To implement the facility, the Company sold substantially all of its accounts receivable, and will sell additional receivables as they are generated, to the subsidiary. The subsidiary is expected to finance its ongoing receivable purchases from a combination of cash collections on receivables already in the pool, short term intercompany obligations, issuances of redeemable stock and cash proceeds derived from selling interests in the receivables to the participating banks from time to time. As of March 31, 1994, and December 31, 1993, while no funded participation interests had been sold under the facility, $3.1 million in letters of credit under the subfacility were in place at such dates. Based upon the Company's available cash on hand at March 31, 1994 and its anticipated cash requirements, it does not expect the subsidiary to sell participation interests to the banks in the near term. At March 31, 1994 and December 31, 1993, after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sales was approximately $80.4 million and $64.6 million, respectively. During the period that began with the facility's implementation through March 31, 1994, the base amount available for cash sales ranged from $64.3 million to $81.8 million.

     The Company has gross deferred tax assets which total $192.4 million and represent net operating loss carryforwards and other tax credits and net deductible temporary differences, all of which can be used to reduce the Company's cash requirements for the payment of future Federal regular income tax. The Company may be subject to cash requirements under Federal alternative minimum tax.

     The Company also expects its liquidity to improve as a direct result of its capital improvement program and through the implementation of its current business strategy. See "Business
Strategy."

     The Company's capitalization includes three main elements: long term debt obligations, redeemable stock and stockholders' equity. The table below shows the changes in the Company's capitalization from January 1, 1991 through March 31, 1994.

                                  March 31,    % of     Jan. 1,      % of
                                   1994       Total      1991       Total
(Dollars in millions)             --------    ------   --------    ------
Long term debt obligations,       $495.3       93%      $398.9      55%
 including current portion
Redeemable Stock                    37.4        7          3.9       1
Stockholders' Equity                 0.7        -        316.5      44
                                  -------     ------    -------    ------
                                  $533.4      100%      $719.3     100%

[TEXT]

     The significant decline in the Company's stockholders' equity from January 1, 1991 through the first quarter of 1994 resulted from its net losses over this period of $332.9 million (which include a pretax restructuring charge of $17.3 million and an after tax extraordinary charge of $6.5 million, both of which were recognized in 1993) and the net after tax effect of required changes in certain accounting principles primarily related to retiree healthcare and income taxes that reduced stockholders' equity by $175.4 million. See "Results of Operations" for further discussion of the changes in accounting principles.


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                              BUSINESS
Introduction

       The Company is a major integrated producer of flat rolled carbon steel which has been in the steelmaking and finishing business for more than 80 years. The Company focuses on higher value-added products with demanding specifications, such as TMP and coated sheet. TMP are sold primarily to manufacturing and packaging companies for use as food, beverage and general line cans and coated sheet is sold primarily to the construction industry for use in a broad variety of building products. For the year 1993, these value-added product lines accounted for approximately 70% of the Company's revenues and 58% of its shipments. The remainder of the Company's revenues are derived from the sale of hot and cold rolled sheet, which is used for machinery, construction products and other durable goods.
The Company believes that its percentage of value-added products to total production is among the highest of integrated steel producers in the United States and provides it with a competitive advantage against both domestic producers and foreign commodity imports.

    The Company's strategic objective is to be a leading domestic producer of high value-added flat rolled carbon steel products concentrating on those products with demanding specifications and precise tolerances. The Company believes that it is well positioned to achieve this objective through its strategic business program that builds on the achievements of its capital improvement program completed in 1992.


Capital Improvement Program

    In order to modernize operations, the Company embarked in 1988 on an extensive capital improvement program, spending in excess of $550 million primarily to upgrade its steelmaking and hot rolling facilities. This program, substantially completed in 1992, included, among other things, enhancing the Company's capacity to make "clean" steel (steel with fewer impurities), rebuilding its multi-strand continuous caster and upgrading its hot strip rolling mill to be one of the most modern hot mills in the world. These improvements have enabled the Company to continuously cast 100% of its raw steel production, versus 62% in prior years (and an average of approximately 85% for the industry as a whole), and to increase its yield from raw steel to finished production by more than 6%. As a result of its modernization efforts, the Company has improved its product quality and mix, broadened its customer base, and reduced its average cost per ton of steel shipped. The Company spent an additional $14 million on capital improvements in 1993 and anticipates spending approximately $35 million in 1994 (excluding any additional expenditures associated with rebuilding the No. 9 Tandem), primarily for its finishing operations.


     The following table shows the total amounts expended by the Company (including those capitalized) under the capital improvement program by area of operations:


(Dollars in millions)
Project                          Total     1992     1991     1990    1989 1988
- -------                           ----     ----     ----     ----    ----  ---
Primary Iron and Steelmaking   $ 54     $  7     $ 16     $ 11     $  7   $ 13
Continuous Caster Rebuild        64        -        3       26       34      1
Hot Strip Mill                  326       34       80      129       49     34
Finishing Operations and
 Product Development             19        2       12        2        -      3
Environmental and Safety         42        1        1        7       10     23
General Operating Services
  and Miscellaneous              71        6       13       19       18     15
                                ----     ----     ----     ----     ----   ---
                                $576    $ 50     $125     $194     $118   $ 89

[TEXT]

     See "Business of the Company-Steelmaking Process" and
"Properties and Facilities" for additional descriptions of specific capital improvement program projects and improvements.



Business Strategy

    The Company's strategic objective is to be a leading producer of high value-added flat rolled carbon steel products. With the completion of the capital improvement program, the Company's strategy is to (i) increase revenues and margins through the development and marketing of higher value-added products and services; (ii) achieve productivity improvements and significant reductions in conversion costs through advanced steelmaking and rolling technology and savings in manpower and production processes; and (iii) reduce financial leverage and restore the Company's equity base.

Product and Service Expansion

    The Company's strategy emphasizes the production and shipment of higher value-added products, including expanding and developing markets for those products. For the year 1993, the Company's product mix by prime tons of high value-added products (TMP, galvanized and other coated sheet) was 63% compared to an average (weighted by tons) of approximately 31% among the Company's integrated competitors, and its mix of low and medium value-added products (hot rolled and cold rolled) was 37% compared to an industry average of approximately 69%. Higher value-added products generally have allowed the Company to realize higher margins.

     The Company's marketing initiatives are designed to utilize the production advantages brought about by its capital improvement program. Prior to the program, the Company was limited to supplying coils with a maximum weight of 650 pounds per inch of width ("PIW"). The Company's enhanced casting and hot rolling facilities can now produce 1,000 pound PIW coils, a size preferred by many customers to promote their manufacturing efficiency. The Company's computer controlled, state-of-the-art hot rolling facilities also enable it to meet exacting tolerances for gauge and precise crown control on its products, which the Company believes are unmatched in the domestic industry. Prior to the capital improvement program, the Company's limitations on gauge ran from .072" to .200", without crown control. The Company's hot rolling facilities can now deliver gauges as light as .054" and as heavy as .750", with crowns as low as 1%. The Company estimates that these enhanced production capabilities allow it to serve a potential sheet market of approximately 27 million tons annually, or more than three times the size of its previous potential market.

     The Company constantly seeks to open up new markets for its high quality products. Recently, the Company has begun to market high carbon, high strength low alloy steels and heavy gauge coil plate primarily for the pipe and tube and construction businesses. The Company also has intensified marketing efforts for its proprietary Galfan coated product, WEIRKOTE PLUS, in construction and highway applications, such as roofing, framing, doors and signage, where formability and paintability are important considerations in addition to superior anti-corrosive properties.

     The Company has utilized the research and development expertise of its well-known WEIRTEC facility to improve Weirton's product lines and expand their markets. WEIRTEC has pioneered new uses for Weirton's light gauge products in the technology of thin-walled food and beverage containers and lids and provides on-going efforts to the Company and its customers in developing alternative uses for coated sheet products. WEIRTEC has played a central role in reducing steel beverage can weights by almost 30% in the past decade and is continuing its efforts to achieve additional can weight reductions. These developments, together with the Company's leading efforts in promoting can recycling and consumer awareness, have helped to improve the competitive position of steel food, general packaging and beverage cans. However, to date, the Company's efforts to promote the use of steel beverage cans have not resulted in increased demand for steel cans, primarily due to lower raw material costs for beverage cans made of aluminum.

     Recently, the Company's marketing initiatives have extended to conversion services, including programs involving the tolling of stainless steel slabs of specialty steelmakers. The Company believes that development of these services could provide additional utilization of its enhanced hot rolling facilities.


Productivity Improvements and Cost Reduction Initiatives

       Yield Improvements and Manning Reductions. As a result of its capital improvement program, the Company has achieved significant operating efficiencies, including improving its overall yields from liquid steel to finished production. Prior to 1989, the Company's historic overall yields averaged 74.0%. Combined with changes in product mix, the Company has increased such yields to approximately 79.4% in the first quarter of 1994. The Company estimates that each full percentage point of improvement (based on the Company's standard cost assumptions) would result in operating cost reductions of approximately $4.7 million.

     Yield improvements combined with manpower reductions have significantly increased the Company's overall productivity. In 1989 the Company required approximately 2.5 employee hours to produce a ton of hot band and approximately 7.3 employee hours
per ton of prime product shipped.   For the first quarter of
1994, productivity gains had reduced these figures to approximately 1.8 employee hours per ton for hot band produced and 5.3 employee hours per ton of prime product shipped. The Company believes these productivity figures are superior to the domestic industry average for hot bands and for finished products, given the Company's greater proportion of highly processed products.

     As part of its business strategy, the Company is continuing to reduce its workforce over the next few years, primarily through retirement programs and attrition. At the commencement of its capital improvement program in 1989, the Company had approximately 7,900 employees, and at year-end 1993 it had approximately 6,000 employees, representing a reduction of 24%. The Company's goal is to achieve additional workforce reductions by 1997 of about 15% from the 1993 year-end level.

       Other Operating and Cost Improvements. Improved blast furnace operating practices have allowed the Company to operate a two furnace configuration and to raise average hot metal production per furnace from 2,236 tons per day in 1989 (utilizing three furnaces) to 3,242 tons per day in 1993 (utilizing two furnaces). This has permitted the Company to maintain its required hot metal production while keeping a third furnace on standby, instead of requiring a fourth standby furnace as the Company had operated in prior years. At the same time, the Company has lowered its conversion costs by reducing its blast furnace coke consumption rates per ton of hot metal.

     In 1993, the Company's renovated hot strip mill achieved average per turn operating rates of almost 3,500 tons of enhanced product in the first quarter of 1994 compared to rates approximating 3,000 tons per turn prior to the capital improvement program. Moreover, through improved production scheduling, average operating delays for the hot mill have been reduced by more than 20% from 1988 levels.

    The capital improvement program, as well as other cost containment measures, have strengthened the Company's competitive position in the domestic market place. Among North American steel producers, the Company believes its operating cost per ton of hot band is below the industry average. Moreover, the Company has reduced its cost of sales per net ton of product shipped from $505 in 1990 (the first full year of a new labor contract) to $455 in 1993. While changes in product mix and volume have played a part in this achievement, the Company believes the capital improvement program was the major contributor to the improvement. These factors, together with improved pricing for its products, have positioned the Company to further enhance its operating results.

     The Company is seeking additional savings primarily through lower energy consumption and costs and supply costs, including more efficient repair and maintenance procedures, combined with improved yields and productivity. Specific efforts have been initiated to evaluate alternative energy supplies, improve individual unit yields and reduce spending on consumables. Based on more efficient production techniques and improved performance from operating units, the Company also believes that there are substantial opportunities to further reduce its inventories.

     The Company has initiated programs to contain inflationary cost increases in healthcare benefits, and in some cases to reduce costs while improving coverage, through new collective bargaining agreements effective through 1996. The Company believes its new labor agreements are among the most competitively structured in the domestic industry.

       Customer Service and Information Management Improvements. The Company believes its sales efforts will be strengthened by an improved customer service program. The Company continues to simplify its management organization to provide increased responsiveness to customer needs. The Company's Total Quality Management practices have been extended to cover service functions as well as production. New information systems have assisted the Company in identifying order status so that customers can be kept informed regarding production, shipment, and delivery schedules. Finally, relations with customers are being enhanced by providing them access to the problem solving resources of the Company's WEIRTEC facility.

     The Company has introduced a computer-controlled integrated management information system, IMIS, which provides Company-wide order and inventory related information. The Company contemplates linking this system with logisitics and integrated scheduling (L&IS), a state-of-the-art computer system, which it expects to utilize by late 1995 or early 1996 for integrated production scheduling throughout the mill.


Reducing Financial Leverage and Restoring the Company's Equity
Base

     Since 1989, the Company's stockholders' equity has been substantially eliminated by losses, restructuring and other charges and the effects of changes in certain accounting practices. See "Certain Investment Considerations" and "Management's Discussion and Analysis of Results of Operations and Financial Condition." The Company's initial financial strategy, in order to gain financial flexibility, was to replace its variable interest rate debt and other instruments having financial maintenance covenants with fixed rate obligations having lesser restrictions. This was accomplished in 1993. See
Note 6 to the Consolidated Financial Statements. To further accomplish its strategic financial goals, management is seeking to reduce the Company's high leverage and financing costs and to rebuild stockholders' equity. The Offerings of Common Stock, together with contemplated sales of Common Stock to employees over the next five years, will assist the Company in accomplishing that goal. See "Capitalization."



Principal Products and Markets

       The Company is a major integrated producer of flat rolled carbon steels with principal product lines consisting of TMP and sheet products. The Company offers a full range of sheet products that include hot and cold rolled sheet steel up to 48" wide and both hot-dipped and electrolytic galvanized products. TMP includes tin plate, chrome coated, and black plate. Historically, the Company's products have emphasized the narrow to medium widths reflective of its rolling and finishing equipment and covered a broad range of gauges, finishes and performance specifications. Such ranges have been enhanced by the Company's capital improvement program. See "Product and Service Expansion."


       The Company's sales of TMP and sheet products as a percentage of its total revenues and the comparative percentages of tons shipped for each year in the period 1989 through 1993 are shown in the following tables.

(Percentage of revenues)
                          1993    1992    1991    1990    1989
Tin mill products  ...     46%     52%     54%     47%     42%
Sheet products     ...     54      48      46      53      58
                          100%    100%    100%    100%    100%

(Percentage of tons shipped)
                          1993    1992    1991    1990    1989
Tin mill products  ...     37%     42%     44%     40%     36%
Sheet products     ...     63      58      56      60      64
                          100%    100%    100%    100%    100%



The above tables include "secondary" products, principally those not meeting prime specifications. Semi-finished products have been included in sheet products.

[TEXT]

       The following table shows the percentage of total net tons of steel products shipped for each year in the period 1989 through 1993 by the Company to each of its principal markets.

                                1993   1992   1991   1990   1989
       Food and Beverage....      37%    41%    44%    42%    40%
       Service Centers......      30     24     21     20     20
       Pipe and Tube........      12     11      9     10     10
       Construction.........       9      8      7      8      9
       Consumer Durables....       4      6      8      4      5
       Other ...............       8     10     11     16     16
                                 100%   100%   100%   100%   100%

[TEXT]

       A substantial portion of the Company's revenues are derived from long-time, steady customers, although the Company actively seeks new customers and constantly seeks new markets for its products. A substantial share of the Company's TMP and sheet products are shipped to customers located in the eastern portion of the United States. The Company's products are sold through salaried Company representatives who operate from 12 district sales offices. Sales orders taken in the field are subject to home office approval.

       Trade orders on hand for the Company's products at December 31, 1993, 1992, and 1991 amounted to approximately 449 thousand tons, 308 thousand tons, and 307 thousand tons, respectively. Substantially all orders on hand at any time are expected to be filled within a twelve month period. Since the Company produces steel in response to orders primarily of established grades and specifications, resulting in short order processing time and relatively rapid inventory turnover, it does not believe that order backlog is a material aspect of its business.


       Tin Mill Products. The Company has enjoyed substantial market share and a widely held reputation as a high quality producer of TMP. TMP comprise a wide variety of light gauge coated steels. Tin plate and black plate products are sold under the Company name and under such trademarks as WEIRITE and WEIRLITE. In addition to tin plate and black plate, the Company produces electrolytic chromium coated steel (also known as "tin free" steel) under the trademark WEIRCHROME.


       Based upon the Company's share of the domestic market for TMP, which has remained relatively constant in recent years, the Company believes it is one of the largest domestic producers of TMP. In 1993, the Company accounted for approximately 22% of the TMP market, a slight decrease from the 23% market share it held in 1992. (For 1994, the Company expects that its share of the TMP market will decline as a result of the outage affecting the No. 9 Tandem. See "Certain Investment Considerations.") TMP shipments on an industry-wide basis have remained relatively steady over the same period even as aluminum, plastic, composites and other materials competed for potential growth in some applications.
The TMP market is now primarily directed at food, beverage, and general line cans. The majority of the Company's TMP sales have been to can manufacturing and packaging companies, a substantial amount of whose annual requirements are established in advance. The TMP market is characterized by a relatively low number of manufacturers. During 1993, shipments to ten major can manufacturers accounted for approximately 90% of the Company's TMP sales and its five largest TMP customers accounted for approximately 29.6% of total revenues. One customer, Crown Cork & Seal Company, a major can manufacturer, accounted for approximately 11% of total revenues. The balance of the TMP output is sold to other can manufacturers, manufacturers of caps and closures and specialty products ranging from film cartridges, lighting fixtures and battery jackets to cookie sheets and curtain rods. As a result of predictable sales patterns for TMP, the Company is able to gauge in advance a significant portion of its production requirements which allows the Company to operate its production facilities more efficiently and adjust its marketing and production efforts for other products.


       The following table, based on AISI information, shows the Company's historical share of the domestic TMP market.

                              Tin Mill Products
                           Historical Market Share

(In thousands of tons)      1993   1992   1991   1990   1989
TMP industry shipments(1)  4,123   3,927  4,040  4,032  4,116
Company shipments(1).....    895     890    857    874    894
Company market share.....    22%     23%    21%    22%    22%

(1)    Includes secondaries.

[TEXT]

       Steelmaking and hot rolling improvements derived from the Company's capital improvement program have allowed for the production of sufficient quantities of clean steel to fill anticipated TMP orders for the near term. Expansion of annealing and tempering capacity, however, would be necessary before large TMP production increases could be effected. The Company's facilities and expertise also allow it to produce the lightest gauges of tin plate, enhancing the manufacturing efficiencies of the Company's customers and promoting the use of its steel in advanced steelmaking and rolling technology products such as thin-walled containers.


       A 1.1 million square foot Finished Products Warehouse with storage and staging areas for TMP has been located near the Company's mill to facilitate "just in time" production and delivery to a number of the Company's customers who are located in adjoining or nearby manufacturing facilities. Steel coils, when needed by customers' operations, are moved from the adjoining central storage areas and loaded directly on to their production lines. This arrangement provides significant savings for the Company and its customers.


       Sheet Products. Hot rolled products are sold directly from the hot strip mill as "hot bands," or are further processed using hydrochloric acid to remove surface scale and are sold as "hot rolled pickled." Hot rolled sheet is used for unexposed parts in machinery, construction products and other durable goods. Most of the Company's sales of hot rolled have been to pipe and tube manufacturers and converters and, to a lesser extent, steel service centers. In 1993, the Company sold 658 thousand tons of hot rolled sheet, which accounted for 17.8% of its total revenues.

       Cold rolled sheet, which requires further processing consisting of additional rolling, annealing and tempering to enhance ductility and surface characteristics, is used in the construction, steel service center, commercial equipment and container markets, primarily for exposed parts where appearance and surface quality are important considerations. In 1993, the Company sold 169 thousand tons of cold rolled sheet, which accounted for 6.6% of its total revenues. The Company's sales of cold rolled products in recent years have been constrained by limitations in available cold rolling capacity not committed for higher value-added products and by some customer migration to higher surface quality hot rolled products.

       Galvanized (hot-dipped and electrolytic sheet), which is coated primarily with zinc compounds to provide extended anti-corrosive properties, is sold to the electrical, construction, automotive, container, appliance and steel service center markets. In 1993, the Company sold 642 thousand tons of galvanized products, which accounted for 28.7% of total revenues.


       Generally, the Company's more highly processed sheet products provide higher profit margins.

       The following table, based on AISI information, shows the Company's historical share of the domestic sheet products market.

                        Sheet Products
                     Historical Market Share

(In thousands of tons)   1993    1992    1991    1990    1989
Industry shipments..... 41,616  38,099  35,590  39,652  39,581
Company shipments(1)...  1,536   1,206   1,082   1,285   1,480
Company market share...   3.7%    3.2%    3.0%    3.2%    3.7%

(1) Includes secondaries, but excludes hot metal produced for sale.

[TEXT]

       While the Company does not consider its presence in the overall sheet market to be significant, the Company has concentrated on offering more highly processed products and developed greater production capacity to provide the larger coils favored by most of its customers. The Company's goals for development of its sheet business are focused on increasing its percentage of coated products, such as galvanized products, while capitalizing on developing specialty markets such as construction where the Company believes that its Galfan product has potential in a number of applications including roofing and framing. As part of its sheet marketing strategy, the Company also is making efforts to enhance high quality end use of its products marketed through steel service centers, as well as developing the hot rolled market for heavier gauge and higher carbon applications for all markets.


Steelmaking Process

       In primary steelmaking, iron ore pellets, iron ore, coke, limestone and other raw materials are consumed in blast furnaces to produce molten iron or "hot metal." The Company then converts the hot metal into raw or liquid steel through its basic oxygen furnaces where impurities are removed, recyclable scrap is added and metallurgy for end use is determined on a batch by batch basis. The Company's basic oxygen process shop ("BOP") is one of the largest in North America, employing two vessels, each with a steelmaking capacity of 360 tons per heat. Liquid steel from the BOP is then formed into slabs through the process of continuous casting. The Company operates a multi-strand continuous caster, rebuilt in 1990, which allows the Company to cast 100% of the steel it produces. The slabs are then reheated, reduced and finished by extensive rolling, shaping, tempering and, in many cases, by the application of plating or coating. Finished products are normally shipped to customers in the form of coils. The Company believes that its hot rolling mill, with two walking beam reheat furnaces, reversing rougher and millstand drive and control improvements, represents a world-class facility that greatly enhances the Company's competitive capabilities. In addition, the Company has linked its steelmaking and rolling equipment with computer-control systems and is in the process of installing an integrated manufacturing control system to coordinate production and sales activities.

       The following chart shows the configuration of the Company's major production facilities:
[ADD FLOWCHART that shows the processes from raw materials to finished products produced by the Company]


Production and Shipments

       The following table sets forth annual production capacity, utilization rates and shipment information for the Company and the domestic steel industry (as reported by the AISI) for the period 1989 through 1993.

                         Production and Shipments
                         First
                        Quarter      For  Year
(In millions of tons)    1994  1993   1992   1991   1990   1989
Company
  Raw steel production..   0.7   2.7   2.5     2.3    2.7   2.9
Capacity...............   *.75  *3.0  *3.0     3.4    3.4   3.4
  Utilization............  90%   91%   83%     68%    79%   85%
  Shipments .............  0.7   2.4   2.1     1.9    2.2   2.5
  Shipments as a percent
     of industry total...        2.7%  2.6%    2.4%   2.6%  3.0%
Industry
  Raw steel production...       97.9  91.6    87.9    98.9  97.9
  Capacity ..............      109.9  113.1  117.6   116.7 115.9
  Utilization............        89%   81%     74%     84%   84%
  Shipments .............       89.0  82.3    78.9    84.7  84.1

*Reduction from prior years reflects the discontinuation of ingot teeming and reduction operations.

[TEXT]
       In 1991, after three years of close to 100 million tons of raw steel production per year, the domestic steel industry's raw steel production fell to 87.9 million tons and shipments declined to 78.9 million tons. However, starting with December 1991 and continuing through 1993, the steel industry experienced an increase in both production and shipments. Steel production for 1993 was up approximately 4.9% to 96.1 million tons compared to 1992, while shipments increased by approximately 7.4% to 88.4 million tons. Similarly, capacity utilization which had dropped to 74% in 1991 rebounded to 87.4% in 1993.

       During 1991 and 1992 in particular, the Company's production, and consequently its ability to sell steel products, was constrained by facilities' outages stemming from the Company's capital improvement program. See "Business Strategy" for a more complete discussion of the Company's capital improvement program. Although these factors for the most part affected the Company's primary steelmaking and first stage finishing facilities, other operations were also affected. In many instances, with the cooperation of its customers, the Company limited orders it would accept for finished products, rather than take orders it could not fill.

       The Company seeks to maximize the utilization of its production capacity. Until the Company began implementing its capital improvement program in 1989, historically it had exceeded the industry average in that regard. However, during 1990 and 1991, outages and complications from several installations adversely affected the Company's relative position in the industry at a time when the industry itself was operating at near recessionary levels. Facilities outages, both planned and unplanned, which interrupted operations during installation phases became less frequent throughout the break-in period for new equipment and, in 1993, were reduced to only one 2-day unscheduled outage due to flood water damage.


Raw Materials

       The Company purchases iron ore pellets, iron ore, coal, coke, zinc, chrome, limestone, scrap and other necessary raw material in the open market. Substantially all the Company's raw material needs are available through multiple sources where the primary concern is price and quality rather than availability of supply; however, the Company continues to explore potential new sources of raw materials.

       In October 1991, the Company entered into a contract with a subsidiary of Cleveland-Cliffs Inc ("Cliffs") to purchase a substantial part of the Company's standard and/or flux grade iron ore pellet requirements for a twelve year period which began in 1992. The contract provides for a minimum tonnage of pellets to be supplied based on the production capacity of the mining source during the contract periods, and for additional tonnages of pellets in specified circumstances. Purchase prices established under the contract formulas may vary depending on whether the Company's Series B Preferred Stock, acquired by Cliffs at the time the supply agreement was entered into, has been redeemed.
See "Description of Capital Stock" and Note 10 to the Company's Financial Statements for a more complete discussion of the Series B Preferred Stock. The Company also has other contracts for iron ore pellets and iron ore through 1994.

       Unlike many of the other major integrated producers, the Company does not have its own coke making facilities. From time to time, the Company has considered rebuilding the former coke making facilities of its predecessor business; however, in view of the availability of metallurgical coke, its price and the emergence of alternative non-coking technologies for ironmaking, the Company does not believe an investment to rebuild those facilities is justified at this time. In July 1993, the Company entered into an agreement with USX Corporation to purchase blast furnace coke. The agreement provides for tonnages of 750,000 per calendar year in 1994 through 1996, or the actual annual requirements of the Company if less than the stated amount. The price is to be the prevailing market price for blast furnace coke determined each October prior to the delivery year, in each case subject to upper and lower limitations on price. The Company and other steelmakers are installing technology calculated to achieve some reduction in the consumption of coke in blast furnace operations. However, if coke making capacity available to the industry declines, future coke prices may be subject to significant increases.


       In 1990, the Company's continuous caster was rebuilt and placed back in service with enhanced capacity. Since that time, the rebuilt caster has achieved production levels which enable it to provide substantially all the Company's requirements for slabs. The increased capacity of the caster allowed the Company to close its ingot teeming and reduction operations in 1991. The Company's requirements for slabs have from time to time exceeded its caster's production ability and it has purchased and may continue to purchase slabs from other sources in order to meet the demand for its products and to maximize the overall production efficiency of its entire operations. In general, the Company does not expect to have undue difficulty in purchasing slabs as and when needed. However, in times of high capacity utilization, slabs of certain required specifications may not be available from other producers.

       The primary sources of energy used by the Company in its steel manufacturing process are natural gas, oil, coal and electricity. The Company generates a significant amount of electricity and steam for processing operations from a mixture of excess blast furnace gas and natural fuels. The Company continually attempts to conserve and reduce the consumption of energy in its steelmaking operations. A number of the Company's facilities have alternate fuel burning capability.

     In recent years, due to the increased availability and sources of natural gas, the Company has entered into natural gas purchase contracts with gas suppliers and transportation contracts with transmission companies in an effort to reduce prices paid for gas. A substantial increase in the Company's energy costs or a shortage in the availability of its sources could have an adverse effect on the Company.

       Management believes that the Company's long term raw materials contracts are at competitive terms over the course of a business cycle.


Research and Development

       The Company engages in research and development for the improvement of existing products, the development of new products and product applications and the discovery of more efficient operating techniques. During 1993, 1992 and 1991, respectively, the Company spent approximately $5.4 million, $4.7 million, and $5.3 million for Company-sponsored research and development activities. Expenditures for customer-sponsored research have not been material to the Company. The Company operates WEIRTEC, its research and development center specializing in the advancement of steel food and beverage packaging and steel manufacturing processes. WEIRTEC maintains research and prototype steel packaging manufacturing facilities and analytical laboratory facilities located in Weirton. The facilities are engaged in improving the Company's production and finishing processes for TMP and sheet products. In recent years, WEIRTEC has played a central role in the development of thin-wall, two piece beverage can technology and other products seeking to capitalize on the Company's production expertise, particularly in coated products. The Company believes that the facilities and the scientists, engineers and technicians at WEIRTEC enhance the Company's technical excellence, product quality and customer service.

       The Company owns a number of patents that relate to a wide variety of products and applications and steel manufacturing processes, has pending a number of patent applications, and has access to other technology through agreements with other companies. The Company believes that none of its patents or licenses, which expire from time to time, or any group of patents or licenses relating to a particular product or process, is of material importance in its overall business. The Company also owns a number of registered trademarks for its products which, unlike patents and licenses, do not expire when they are continued in use and are properly protected.



Competition and Other Industry Factors

       The domestic steel industry is a cyclical business with intense competition among producers. Manufacturers of products other than steel, including aluminum, plastics, cardboard, ceramics, wood, concrete and glass, have made substantial competitive inroads into traditional steel markets. During recessionary periods, the industry's high level of production capacity relative to demand levels has resulted in a lack of ability to achieve satisfactory selling prices across a broad range of products.

       Integrated steelmakers also face increased competition from mini-mills. Mini-mills are relatively efficient, low-cost producers that generally produce steel from scrap in electric furnaces, utilize new technologies, have lower employment costs and target regional markets. Mini-mills historically have produced lower profit margin bars, rods, wire and other commodity-type steel products not produced by the Company. Recently developed thin cast technology has allowed mini-mills to enter certain of the sheet markets supplied by integrated producers, and certain mini-mills have built, or are building, facilities to do so. Two such facilities have been placed in operation and are competing in the hot rolled, cold rolled and galvanized marketplace. Escalating prices for scrap (the basic raw material used in melting operations and on which mini-mills are more dependent than integrated producers) have increased the operating costs of mini-mills, particularly during the past year. In response, some mini-mills have begun to develop scrap substitution technologies.

       During the past decade, a number of domestic steelmakers have gone through reorganization under Chapter 11 of the United States Bankruptcy Code, including several of the Company's major competitors. Reorganization under Chapter 11 generally has enabled bankrupt companies to reduce operating and financing costs, making them more efficient competitors.

       In response to increased competition, domestic steel producers have invested heavily in new plant and equipment, which has improved efficiency and increased productivity. Many of these improvements are in active service and, together with the achievement of other production efficiencies such as manning and other work rule changes, have tended to lower competitors' costs. The Company has responded to technological pressures through its capital improvement program and strategies for future operating efficiencies.

       Foreign competition also remains a major concern. The VRAs covering 17 steel exporting nations and the European Community, which limited steel imports into the United States market, expired on March 31, 1992, and negotiations among governments in 36 countries to achieve a global multilateral steel agreement to reduce subsidies and other unfair trade practices by foreign producers have not yet resulted in any agreement being reached. The Company believes the prospects of such an agreement being reached in the near future are not good. During 1993, steel imports were approximately 18% of total domestic steel consumption. Imports represent a slightly smaller percentage of consumption of sheet products and TMP, amounting to 13% and 11% of such consumption, respectively, in 1993. As a result of anti-dumping cases brought by domestic steelmakers, the Commerce Department, earlier in 1993, imposed tariffs averaging approximately 36.5% on imported, flat-rolled carbon steel from a number of countries. On July 27, 1993, however, the U.S. International Trade Commission (the "ITC") found that the domestic industry had sustained no injury from imports of hot rolled sheet, and no injury from 9 of 12 importing countries on cold rolled sheet. Several domestic producers have filed appeals of the ITC rulings. The ITC did affirm that the domestic industry had sustained injury from imports of coated sheet products, which has since reduced imports of the same and consequently improved domestic coated sheet pricing and volume.

       The Company's primary competitors in sheet products consist of substantially the entire steel industry. The Company's primary TMP competitors in recent years have been USX
Corporation, LTV Corporation, Bethlehem Steel Corporation,
National Steel Corporation, Wheeling-Pittsburgh Steel Corporation and USS-POSCO Industries.

       The Company experiences strong competition in all its principal markets with respect to price, service and quality. The Company believes that it competes effectively in all these categories by focusing its marketing efforts on high quality products and strong customer relationships.



Employees

       At December 31, 1993, the Company had 6,026 employees, of whom 4,542 were engaged in the manufacture of steel products, 779 in support services, 71 in sales and marketing activities and 634 in management and administration. The number of employees at December 31, 1993 represented an 8% reduction compared to the prior year end. The Company continues to implement a program as part of its business strategy designed to reduce its workforce primarily through retirement programs and attrition.

       The Company has collective bargaining agreements effective through September 25, 1996 with the Independent Steelworkers Union, which represents 4,966 employees in bargaining units covering production and maintenance workers, clerical workers, nurses, and with the Independent Guard Union, which represents 39 employees. The Company believes that its compensation structure places a heavier emphasis on profit sharing compared to other major integrated steel producers. This tends to cause the wage portion of the Company's employment costs to be relatively higher during periods of profitability and relatively lower during periods of low earnings or losses.

       The Company's current labor agreements provide for the payment of bonuses totalling $3,500 per employee, paid in installments over the life of the contracts, but do not provide for wage increases. During the term of the new agreements, the Company's Profit Plan, which covers substantially all employees, provides for participants to share in the Company's profits each year at a rate equal to 1/3 of the Company's "adjusted net earnings" for that year as defined under the plan, provided its net worth exceeds $100 million. (Net worth, for purposes of the Profit Plan, includes redeemable stocks.) If, however, payment of the full profit sharing amount would reduce the Company's net worth below $100 million, payments are reduced to an amount necessary to maintain the $100 million threshold. If the Company's net worth is in excess of $250 million, the profit sharing rate increases to 35%. However, if payment of the full profit sharing amount would reduce the Company's net worth below $250 million, payments at this rate would be limited as necessary to maintain the $250 million threshold and the remainder of the payment would be made at the 1/3 rate. The agreements limit the Company's exposure to increased costs of healthcare while providing increased medical coverages through a mandatory managed healthcare "point of service" program and a ceiling on the Company's cash basis cost of healthcare for future retirees. Although there can be no assurances that such savings can be obtained, the Company anticipates a savings of approximately $24 million over three years as a result of these healthcare programs. The agreements also contain limitations on the Company's ability to reduce its workforce by layoffs, with exceptions for adverse financial, operational, and business
circumstances.   In addition, the parties have agreed to certain
improvements in the Pension Plan, which the Company anticipates will increase costs on an annual basis by approximately $7.5 million.

       From January 1984 until June 1989, the Company was owned in its entirety by its employees through the 1984 ESOP. In June 1989, the 1984 ESOP completed a public offering of 4.5 million shares of Common Stock of the Company, which security is now listed and traded on the NYSE. In connection with the public offering of Common Stock, the Company also sold 1.8 million shares of Series A Preferred Stock to the 1989 ESOP. Each share of Series A Preferred Stock is entitled to ten times the number of votes of the Common Stock into which it is convertible.

       Substantially all of the Company's employees participate in the two ESOPs which, after giving effect to the above-mentioned and certain other transactions, owned approximately 51% of the combined issued and outstanding common and preferred shares of the Company at December 31, 1993. This, in turn, accounts for approximately 75% of the voting power of the Company's voting stock.


Environmental Control

       Compliance. The Company's business operations are affected by extensive federal, state and local laws and regulations governing discharges into the air and water, as well as the handling and disposal of solid and hazardous wastes. The Company is also subject to federal and state requirements governing the remediation of environmental contamination associated with past releases of hazardous substances. In recent years, environmental control regulations have been marked by increasingly strict compliance standards. Governmental authorities have the power to enforce compliance with these requirements, and violators may be subject to civil or criminal penalties, injunctions or both.
Third parties also may have the right to sue to enforce compliance.

       Expenditures for environmental control facilities were approximately $1 million in 1993, $1 million in 1992, and $2 million in 1991. For 1994, the Company has budgeted approximately $3.3 million in capital expenditures toward environmental control facilities. Given the nature of the steelmaking industry, it can be expected that substantial additional capital expenditures will be required from time to time to permit the Company to remain in compliance with environmental regulations.

       In the past, the Company has entered into consent decrees with certain environmental authorities pursuant to which it has paid various fines and penalties relating to violations, or alleged violations, of laws and regulations in the environmental control area. Those payments have not been material to the Company's financial position or its cash flows. The Company believes that, at the present time, it is in substantial compliance with the various environmental control consent orders and agreements applicable to it and does not anticipate any material problems in taking required actions to remain in substantial compliance with such orders and agreements. The Company does not operate coke making facilities and, accordingly, has not been affected by the stringent Clean Air Act limitations imposed on those installations.

       The Company's near-term focus for environmental compliance centers on procedures to achieve ambient air quality and water pollution control standards. In addition to improving its monitoring and study programs, the Company anticipates taking affirmative action to reduce sulfur dioxide and particulate emissions primarily by changing operating policies and by improving the quality of maintenance procedures. In an effort to improve its water pollution discharge compliance performance, the Company initiated in 1993 a full-time, round-the-clock environmental control supervisory function and is seeking to create a mobile maintenance group dedicated to high quality, environmentally safe operation.


       Waste Sites and Proceedings. Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state statutes, the Environmental Protection Agency (the "EPA") and state regulators generally have authority to impose joint and several liability on waste generators, owners, operators and others with respect to superfund sites as potentially responsible parties ("PRPs"), regardless of fault or the legality of the original disposal activity. The Company is entitled to indemnification from National for certain environmental liabilities, including those relating to CERCLA and similar statutes, as more fully described below. The Company believes that National has registered a number of sites as required by CERCLA, some of which had been used by the Division prior to its sale to the Company, and two of which subsequently became the property of the Company. The Company understands that National has been involved, at the request of the EPA or state agencies, in voluntary remedial activities with respect to some sites; National has declined to participate with respect to some sites; National has declined to participate with respect to others (because its records do not indicate any involvement with those sites); and National has not been notified with respect to other sites. Insofar as any of those sites involve liabilities under CERCLA or other environmental laws or regulations for prior Division activities, the Company believes it is fully indemnified by National.

       In March 1988 and September 1989, respectively, the Pennsylvania Department of Environmental Resources and/or the EPA notified the Company that it was considered to be among a number of PRPs for the dumping of wastes at the Municipal and Industrial Disposal Company site near Elizabeth, Pennsylvania and at the Tex Tin site near Texas City, Texas, and requested the Company's voluntary participation in certain remedial actions. The Company's records do not indicate any involvement with either site by the Company. The Company believes that National would be responsible for any remedial actions, if there had been prior involvement by the Division. The Company has given all required notices to National for the purpose of facilitating its response to this matter.

       During February 1991, the Company received notification under CERCLA that it may incur or may have incurred a liability as a PRP with respect to a drum site located near Avenue H in Weirton, West Virginia. According to Company records, the drum site is on property owned, but never used, by the Company. Following consultation with appropriate agencies, the Company initiated a voluntary remediation program at the site, which program has been substantially completed. The Company has entered into negotiations with the EPA to resolve all remaining issues raised by the notification. The Company believes that National, under its agreements with the Company, is responsible for any environmental liabilities involving the site, including reimbursement for the total cost of the remediation program. National has reimbursed the Company for the $761,000 spent by the Company to date on the remediation program at this site. The Company believes that any future expenditures related to the remediation program will not exceed $100,000.

       In May 1992, the Company received notice from the Pennsylvania Department of Environmental Resources that it was considering a closure plan and post-closure plan for a solid waste landfill facility in Hanover Township, Pennsylvania (the "Hanover Site") operated by Starvaggi Industries Inc. From at least the 1960's through mid-1983, National and, after mid-1983, the Division and the Company disposed of solid wastes at the facility. The Company believes that certain of the solid wastes disposed of at the facility by National were classified as hazardous wastes under applicable law. The Company believes that while it disposed of various materials which were residual to the steelmaking industry, such materials were not classified as hazardous wastes under applicable law. At this time, definitive closure plans and post-closure care plans have not been adopted. National's liability to the Company under the indemnification agreements for liabilities which may result from the closure of this facility is limited to $1.0 million. However, the Company does not believe that any costs associated with these plans for which it would be responsible would exceed that amount.


       In October 1992, the Company entered into a consent order with the West Virginia Division of Environmental Protection (the "DEP") that provided for administrative fines and penalties to be assessed against the Company for asserted spills of various substances under provisions of the Federal Clean Water Act administered by such agency. The consent order required the payment of an administrative settlement in the amount of $99,000, as well as the application of $40,000 to a "Best Management Practices" ("BMP") plan to reduce or eliminate the frequency of hazardous waste spills, which plan is being implemented. The consent order also provides for stipulated penalties upon the occurrence of future spills. The Company is seeking to improve its operating practices to minimize the occurrence of spills.


       In January 1993, the Company received a notification from the DEP that four ground water monitoring wells situated at the Division's former coke making facilities on Brown's Island in Hancock County, West Virginia tested in excess of maximum contaminant levels established by the EPA and DEP for certain elements specified in the notice. The DEP requested the Company to supply it with additional data regarding the site and stated that additional investigation, and possible remediation, would be required. The Company and the DEP are discussing the implementation of an enhanced ground water monitoring program for the area. As required by the relevant indemnification agreements, the Company has given notice to National of the DEP communication. As described more fully below, the Company believes that National will be responsible for any required remediation.

       In December 1993, the Company was informed by the DEP that the EPA was considering initiating a "multimedia" enforcement action against the Company during 1994. Multimedia actions involve coordinated enforcement proceedings related to water, air and/or waste-related issues stemming from a number of federal statutes and rules. The DEP further indicated that it informed EPA that it preferred first to issue a new NPDES water discharge permit to the Company and then monitor compliance by the Company before making any recommendation to the EPA concerning a federal enforcement action. No assurance can be given that future compliance by the Company under a new NPDES water discharge permit or any recommendation by West Virginia environmental authorities to the EPA not to initiate such a proceeding will result in avoiding commencement of a multimedia enforcement action by the EPA. In recent years, such actions have resulted in penalties and other commitments being obtained from many of the Company's competitors.


       The DEP issued a draft NPDES permit for public notice on April 28, 1994. The Company believes it would not be able to ensure consistent compliance with certain provisions contained in the draft NPDES permit without significant treatment technology and/or process changes. The Company cannot estimate the cost of installing such technology or effecting such changes, but such costs could be material. The Company is preparing comments concerning the objectionable provisions of the draft NPDES permit, which it intends to submit to the DEP in the near future. The DEP has indicated that in the event the final NPDES permit would contain limitations that could not be met given the Company's existing treatment facilities, it plans to issue an administrative compliance order concurrent with the issuance of the final NPDES permit which order would provide the Company with interim effluent limitations for at least a three year period which the Company would be able to meet. If the permit is issued in its present form, the Company anticipates that it will pursue an administrative appeal and/or other appropriate action to obtain relief from objectionable provisions contained in the NPDES permit, although no assurance can be given that such efforts by the Company will be successful.

       Indemnification. According to the agreements by which the Company acquired its assets from National, the parties determined to apportion their respective responsibilities for environmental liability claims based on two dates, May 1, 1983 (the "Purchase Date"), and January 11, 1984 (the "Closing Date"). In general, the Company is entitled to indemnification from National for liabilities, including governmental and third-party claims, arising from violations prior to the Purchase Date, and National is entitled to indemnification from the Company for such items after the Purchase Date. In addition, the Company, subject to the $1.0 million limitation applicable to the Hanover Site described above, is entitled to reimbursement for clean-up costs related to facilities, equipment or areas involved in the management of solid or hazardous wastes of the Division ("Waste Sites"), as long as the Waste Sites were not used by the Company after the Closing Date. Third-party liability claims relating to Waste Sites are likewise covered by National's and the Company's respective indemnification undertakings, in each case based on whether the particular site was used by the Company after the Closing Date.

       Until 1993, National had performed in accordance with its responsibilities under the applicable agreements with the Company. However, in July 1993, National indicated that it would not reimburse the Company for approximately $210,000 expended by the Company in cleaning out tar and other bottom sludge sediments from a lagoon at National's former Brown's Island Coke Plant (acquired by the Company on the Closing Date, but never operated). The Company performed this remediation in 1990 to avoid the facility becoming an unpermitted hazardous waste disposal site, but did not submit a final invoice until February 1993. National has indicated its belief that the Company was not entitled to reimbursement for remediation at this site. The Company believes that National's interpretation of the relevant agreements as applied to this site is erroneous. Thus, the Company's ability to obtain future reimbursement or indemnification relating to environmental claims from National depends, in addition to National's continued financial viability, on the nature of future claims made by the Company, whether the parties can settle their differences relating to indemnification rights and the outcome of any necessary litigation between the Company and National regarding such issues.

       Although it is possible that the Company's future results of operations in particular quarterly or annual periods could be materially affected by the future costs of environmental compliance, the Company does not believe the future costs of environmental compliance will have a material adverse effect on its financial position or on its competitive position with respect to other integrated domestic steelmakers that are subject to the same environmental requirements.


Properties and Facilities

       The Company owns approximately 2,500 acres in the Weirton, West Virginia area which are devoted to the production and finishing of steel products, research and development, storage, support services and administration. The Company owns trackage and railroad rolling stock for materials movement, water craft for barge docking, power generation facilities and numerous items of heavy industrial equipment. The Company has no material leases for property. The Company's mill and related facilities are accessible by water, rail and road transportation. The Company believes that its facilities are suitable to its needs and are adequately maintained.

       The Company's operating facilities include four blast furnaces; however, its current operating strategy employs a two blast furnace configuration with an annual hot metal capacity of approximately 2.5 million tons. One currently idled furnace is being refurbished and will replace one operating furnace that is nearing the end of its campaign which is estimated to be in late 1995, at which time the Company will undertake a major reline of that furnace. Although the Company does not anticipate operating a three blast furnace configuration in the near term, under this operating scenario, its annual hot metal capacity could be increased to 3.2 million tons. The Company's primary steelmaking facilities also include a sinter plant, and a two vessel BOP with an annual capacity of 3.0 million tons of raw steel based on a two blast furnace operation. During December 1993, the Company began the installation of a new vessel in its BOP shop, replacing one that had been in service for nearly 20 years. The new vessel was placed in service in early February 1994. The Company's primary steelmaking facilities also include a CAS-OB facility, two RH degassers, and a four strand continuous caster with an annual slab production capacity of up to 3.0 million tons. The Company's downstream operations include a hot strip mill with a design capacity of 3.8 million tons, two continuous picklers, three tandem cold reduction mills (including the No. 9 Tandem), three hot dip galvanize lines, one electro-galvanize line, two tin platers, one chrome plater, one bi-metallic chrome/tin plating line and various annealing, temper rolling, shearing, cleaning and edge slitting lines, together with packaging, storage and shipping and receiving facilities. The Company's facilities include a 1.1 million square foot Finished Products Warehouse which stores and feeds coils to satellite customer manufacturing operations. See "Production and Shipments" for additional information regarding production capacity and utilization rates.



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                                   MANAGEMENT

       Executive officers and directors of the Company are as follows:

Name                       Age               Office
Herbert Elish                 60        President, Chairman and
                                        Chief Executive Officer;
                                        Director
William C. Brenneisen         52        Vice President--Human
                                        Resources
James B. Bruhn                53        Vice President--Tin Mill
                                        Products Business;
                                        Director
Craig T. Costello             46        Vice President--
                                        Operations
Thomas W. Evans               57        Vice President--Materials
                                        Management
David M. Gould                55        Vice President--Sales and
                                        Marketing--Sheet
                                        Products
William R. Kiefer             44        Vice President--Law and
                                        Secretary
Dennis R. Mangino             50        Vice President--Product
                                        Quality and WEIRTEC
Narendra M. Pathipati         36        Treasurer

Richard K. Riederer           50        Vice President and Chief
                                        Financial Officer;
                                        Director
Mac S. White, Jr.             61        Vice President--
                                        Engineering

Robert J. D'Anniballe, Jr.    37        Director
Mark G. Glyptis               42        Director
Gordon C. Hurlbert            69        Director
Phillip A. Karber             47        Director
F. James Rechin               70        Director
Richard F. Schubert           57        Director
Harvey L. Sperry              64        Director
Thomas R. Sturges             49        Director
David I.J. Wang               61        Director


       Unless otherwise indicated, the executive officers and directors of the Company have held the positions described below for at least the last five years.

       Herbert Elish has been Chairman of the Board of Directors, President and Chief Executive Officer of the Company since
July 1987. He has been a director of the Company since 1983.
Mr. Elish also serves as a director of Hampshire Group, Limited.


       William C. Brenneisen has served as the Company's Vice
President--Human Resources since February, 1988. From
September 1985 through February 1988, he was the Director of Industrial Relations for the Company.

       James B. Bruhn has been the Company's Vice President--Tin Mill Products Business since November 1992. From July 1987 through November 1992, he served as Vice President--Sales and Marketing--Tin Mill Products. He has been a director of the Company since May 1990.

       Craig T. Costello was elected Vice-President--Operations in October 1993. Mr. Costello, a 28-year employee with the Company, served most recently as General Manager--Operations and prior to that was responsible for the design, building and operation of the Hot Mill Rebuild.

       Thomas W. Evans has been Vice President--Materials
Management since February 1988. From April 1986 to February 1988, he was Vice President--Purchasing and Traffic.

       David M. Gould has served as the Company's Vice President-- Sales and Marketing-- Sheet Products since 1983. He was a director of the Company from February 1989 to May 1990. Mr. Gould has been employed by the Company and its predecessor for over 30 years.

       William R. Kiefer has been the Company's Vice President--Law and Secretary since May 1990. From March 1988 to May 1990, he was
Director--Legal Affairs and Secretary. From February 1985 to
March 1988, he was Corporate Attorney and Assistant Secretary.

       Dennis R. Mangino has served as the Company's Vice President--Product Quality and WEIRTEC since October 1989. From February 1986 to October 1989, Mr. Mangino was employed by Enichem America where he served as Director--Corporate Development and General Manager--Electrical Materials Division.

       Narendra M. Pathipati has served as Treasurer of the Company since August 1991. From February 1990 to July 1991, he served as
Director of Financial Planning & Analysis for the Company.
Mr. Pathipati served as Treasurer for Century II, Inc., a multi-national capital goods company, from April 1988 to January 1990. Prior to that, he was responsible for financial planning at Harnischfeger Industries, Inc.

       Richard K. Riederer has been Vice President and Chief Financial Officer of the Company since January 1989. From
March 1986 to December 1988, he served as Vice President and Treasurer of Harnischfeger Industries, Inc., a producer of manufacturing equipment. Mr. Riederer was elected to the Board as a Director in October 1993. Mr. Riederer is also a director of Portico Funds Inc.

       Mac S. White, Jr. has been Vice President--Engineering of the Company since May 1992. From April 1989 to April 1992,
Mr. White was Director of Engineering for the Company. Prior to that, he was Director of Project Management for Italimpianti, Spa., a steel mill equipment builder.

       Robert J. D'Anniballe, Jr. has been a director of the Company since 1990. Mr. D'Anniballe has been a partner in the law firm of Alpert, D'Anniballe & Visnic since 1983 and General
Counsel to the ISU since 1985.

       Mark G. Glyptis has been a director since 1991. Mr. Glyptis has been President of the ISU since August 1991 and was employed by the Company in its Operations Services Department prior to August 1991.

       Gordon C. Hurlbert has been a director of the Company since 1983. Mr. Hurlbert is President and Chief Executive Officer of GCH Management Services, a business consulting firm, and Chairman of the Board of Directors of CSC Industries, Inc. He is a director of Carolina Power & Light Co., Midwest Resources Inc., Urenco, Inc. and Kerr Group, Inc.

       Phillip A. Karber has been a director of the Company since August 17, 1992. Mr. Karber is currently Corporate Vice President and Director of the Center for Technology and Public Policy of BDM International, Inc. He also serves on advisory boards at Texas A&M and for the Center for Strategic and International Studies.

       F. James Rechin has been a director of the Company since 1983. Mr. Rechin is President and Chief Executive Officer of Searchlight Corporation, a consulting firm. He is a former Executive Vice President and a former controlling stockholder of Brittany Corporation, a manufacturing and holding company. He was also formerly Group Vice President of TRW, Inc. a manufacturer of jet engine parts.
Mr. Rechin is a major stockholder of Providence Group, Inc., a holding company in the refrigeration supply business.

       Richard F. Schubert has been a director of the Company since 1983. Mr. Schubert is President and Chief Executive Officer of The Points of Light Foundation. He is the Chairman of Biorelease, Inc., a biotechnology firm, and the immediate past President of American Red Cross. He is a director of National Allowance of Business and Management Training Corp. and a former Vice Chairman, President and a director of Bethlehem Steel Corporation. He is past Chairman of AISI Committee on International Trade and was formerly Under Secretary of Labor.

       Harvey L. Sperry has been a director of the Company since 1983. Mr. Sperry is a partner in the law firm of Willkie Farr & Gallagher. He is a director of Kerr Group, Inc. and Hampshire Group, Limited. Mr. Sperry, whose term of office expires at the 1994 Annual Meeting, will not be a candidate for re-election because he will not meet the qualifications for an Independent Director, as defined below, since the law firm of which he is a member performs legal services for the Company.

       Thomas R. Sturges has been a director of the Company since 1986. Mr. Sturges is Executive Vice President of The
Harding Group, Inc., a private investment and management firm. He was Special Associate Director in the Corporate Finance
Department of Bear, Stearns & Co. Inc. from 1986 to
February 1990.

       David I. J. Wang has been a director since 1992. Mr. Wang was Executive Vice President--Timber Distribution & Specialty Business from 1987 until his retirement in 1991 and was a member of the International Paper Co. Board of Directors. He is Director of UGI Corp., Joy Technologies, Inc. and of several privately held companies. He also serves on Advisory Boards of Georgia Institute of Technology, the University of Texas and Hampton University.

- ----------------------------------------------------
[The following description assumes approval of the related issues at the Special Meeting of Stockholders scheduled for May 26, 1994.]

       The Restated Certificate provides for a Board of Directors of 14 members divided into three classes, designated as Class I, Class II and Class III, respectively. Each class serves a three-year term, and the terms are staggered so that the term of one class expires at each year's annual meeting of stockholders. At each annual meeting of stockholders, therefore, a different class of directors is elected.

       The Restated Certificate also provides for certain qualifications among the Company's directors. Specifically, at least three members of the Board of Directors (the "Union Directors") must be designated by the Company's primary recognized collective bargaining agent (the "Union"), currently the Independent Steelworkers Union ("ISU"), provided the Union meets certain requirements. One of the Union Directors must be the president of the Union and the other two are designated by certification of the executive committee of the Union. The Restated Certificate further provides that three members of the Board of Directors must consist of the Chief Executive Officer of the Company and two of the Company's employees designated by the Chief Executive Officer (the "Management Directors"). Seven directors (the "Independent Directors") must not be, nor ever have been, employees of the Company or its predecessor, or the Union, and may not be affiliated with persons having certain substantial business relationships with the Company. One director is the "ESOP Director" who is required to be nominated by the Board of Directors pursuant to a certification by a nominating committee elected by the 1984 and 1989 ESOP participants.



- ---------------------------------------------------
                    SELLING STOCKHOLDER

       The Selling Stockholder is U.S. Trust Company of California, N.A., acting as investment manager for a special fund under the Pension Plan. At the date of this Prospectus, the Pension Plan owned 5,870,968 shares of Common Stock, representing 22% of the Company's outstanding shares. 3,000,000 shares of Common Stock are to be sold by the Pension Plan pursuant to these Offerings, and assuming that all such shares are sold, the Pension Plan will own 7% of the outstanding shares of Common Stock after the Offerings. The remaining shares of Common Stock held by the Pension Plan are entitled to registration rights which, pursuant to an agreement with the Company, may not be exercised without the Company's consent until at least ________ months following the completion of these Offerings.

       The Selling Stockholder has granted over-allotment options to the several Underwriters of up to 2,700,000 shares of Common Stock. The Selling Stockholder and the Underwriters have agreed that the Company may supply shares to satisfy exercises of the over-allotment options up to a maximum of 500,000 shares. If the Underwriters exercise the over-allotment option, the Pension Plan thereafter will hold less than 1% of the Company's outstanding shares, or approximately ___% if the Company supplies the maximum number of shares it is permitted to satisfy such options.





               DESCRIPTION OF CAPITAL STOCK

       The Company's authorized capital stock consists of 50.0 million shares of Common Stock, par value $.01 per share, and 7.5 million shares of preferred stock, par value $.10 per share. Of such shares of Common Stock, 15.0 million are restricted to sales in bona fide public offerings and 5.0 million to use in connection with employee plans, as defined in the Restated Certificate.

Common Stock

       As of April 25, 1994, there were 26,736,968 shares of Common Stock outstanding, held of record by 2,721 persons, including the 1984 ESOP which held 12,826,723 shares on behalf of 9,622 participants.

       Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders voting together with Series A Preferred Stock as a single class. Shares held of record by the 1984 and 1989 ESOPs are voted by the respective trustee according to confidential written instructions received by participants. There is no cumulative voting. The Board of Directors is divided into three classes as described under "Management," which could make it more difficult for another person or entity to gain control of the Company's Board. See "Certain Voting Provisions" under this heading.

       Subject to any preferences of outstanding preferred stock, holders of Common Stock are entitled to received ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment to all creditors and payments required to be made in respect of any outstanding preferred stock.

       Holders of Common Stock have no preemptive rights and have no rights to convert their shares of Common Stock into any other securities. All outstanding shares of Common Stock are, and the shares of Common Stock being offered by the Company and the Pension Plan hereby will be, fully paid and nonassessable.

       Approval of 90% of the Board of Directors is generally required for any further issuance of shares of Common Stock, except for shares issued to the two ESOPs or pursuant to other Company sponsored employee benefit plans approved in accordance with the Restated Certificate.


Preferred Stock

       The Board of Directors is authorized to issue preferred stock in various series from time to time, with each series to have such rights, powers, privileges, and limitations as the Board may determine. Approval of 90% of the Board of Directors is generally required for any further issuance of shares of preferred stock, except for shares issued to the two ESOPs or pursuant to other Company sponsored employee benefit plans approved in accordance with the Restated Certificate.

       As of April 25, 1994, there were 1,780,282 shares of Series A Preferred Stock outstanding, held of record by 238 persons, including the 1989 ESOP which held 1,774,614 shares on behalf of 8,361 participants.

       Holders of Series A Preferred Stock are entitled to ten times the number of votes (currently ten votes per share) of the Common Stock into which such Series A Preferred Stock is convertible on all matters submitted to a vote of the stockholders voting together with the Common Stock as a single class. Each share of Series A Preferred Stock is convertible at the option of the holder into one share of Common Stock subject, in certain instances, to anti-dilution adjustments, including the issuance of rights or warrants to purchase Common Stock, the declaration of a dividend or other distribution in the form of stock of the Company and the occurrence of a stock-split or a reverse stock-split. The Series A Preferred Stock may only be held by qualified holders, which term is limited to the 1989 ESOP and employees. Transfers to non-qualified holders results in a conversion into Common Stock. The Company has recently amended the 1989 ESOP to provide that shares of Series A Preferred Stock acquired by the Company from participants will be contributed again to the 1989 ESOP.

       The Series A Preferred Stock is entitled to receive dividends, when and as declared by the Board of Directors, at the same rate as payable on the number of shares of Common Stock into which the Series A Preferred Stock is convertible. In the event the Company is liquidated, the holders of Series A Preferred Stock will be entitled to a liquidation preference, prior to any payment on the Common Stock, of $5.00 per share plus any unpaid dividends.

       As of December 31, 1993, there were 500,000 shares of Series B Preferred Stock outstanding held by one holder of record. The Series B Preferred Stock is entitled to annual cumulative preferential dividends of $6.25 per share and a liquidation preference of $50 per share. The Company is required to redeem all outstanding shares of Series B Preferred Stock by December
31, 2003 for a total of $25 million, plus any accrued and unpaid dividends. Holders of Series B Preferred Stock do not generally vote on stockholder matters. However, the Series B Preferred
Stock is entitled to a class vote on certain matters, including combination transactions involving the Company and the issuance of senior equity securities. The Series B Preferred Stock may be redeemed by the Company optionally at any time at the mandatory redemption price, plus accrued and unpaid dividends.


Certain Voting Provisions

       The Restated Certificate provides that, with the exception of employee benefit plans, no stockholder, or group of stockholders acting in concert (a "Significant Stockholder"), who beneficially owns in excess of 5% of the total voting power of the Company's voting stock (as measured in relation to the shares entitled to vote in the election of directors) (the "Total Voting Power") is entitled to vote any share of the Company's stock which, when combined with all other shares of the Company's stock beneficially owned by such Significant Stockholder, would exceed 5% of the Total Voting Power.

       The Restated Certificate also provides that certain corporate transactions must be approved by the holders of shares representing not less than 80% of the Total Voting Power of the Company's capital stock not restricted from voting by the 5% Significant Stockholder provision referred to above. Transactions requiring an 80% vote include, inter alia, certain types of mergers, the sale or transfer of substantially all of the Company's assets, the liquidation or dissolution of the Company, certain reclassifications of the Company's securities and certain transactions involving the Company and a Significant Stockholder.


Transfer Agent and Registrar

       The transfer agent and registrar for the Common Stock is Society National Bank of Cleveland, Ohio.



- --------------------------------------------------------------

                              UNDERWRITING

       Subject to the terms and conditions set forth in the U.S. Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below (the "U.S. Underwriters") for whom Salomon Brothers Inc, Lazard Freres & Co., Lehman Brothers Inc. and PaineWebber Incorporated are acting as representatives (the "U.S. Representatives"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholder, the total number of shares of Common Stock set forth opposite its name below:

       U.S. Underwriters         Number of Shares to be Purchased
          Salomon Brothers Inc
          Lazard Freres & Co.
          Lehman Brothers Inc.
          PaineWebber Incorporated
                                               ----------
              Total                            15,300,000
                                               ==========

       In the U.S. Underwriting Agreement, the several U.S. Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock set forth in the table above, if any such shares are purchased. In the event of a default by any U.S. Underwriter, the U.S. Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

       The Company and the Selling Stockholder have been advised by the U.S. Representatives that the several U.S. Underwriters propose initially to offer such shares to the public at the
public offering price set forth on the cover page of this
Prospectus, and to certain dealers at such price less a
concession not in excess of $      per share.  The U.S.
Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to other dealers.
After this public offering, the public offering price and such concessions may be changed.

       The Selling Stockholder has granted to the U.S. Underwriters an option exercisable during the 30-day period after the date of this Prospectus to purchase up to ________ additional shares of Common Stock at the same price per share as the initial
15,300,000 shares of Common Stock to be purchased by the U.S. Underwriters. The U.S. Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock that the U.S. Underwriters have agreed to purchase. To the extent that the U.S. Underwriters exercise such option, each U.S. Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the option shares as the number of shares of Common Stock to be purchased and offered by such U.S. Underwriter in the above table bears to the total number of shares of Common Stock initially purchased by the U.S. Underwriters. The U.S. Underwriting Agreement provides that the Company, in its sole discretion, will be permitted to supply up to ______ shares of Common Stock toward satisfaction of the exercise of the option.


       The Company and the Selling Stockholder have also entered into an International Underwriting Agreement with the International Underwriters named therein, for whom Salomon Brothers International Limited, Lazard Brothers & Co., Limited, Lehman Brothers International (Europe) and PaineWebber International (U.K.) Ltd. are acting as representatives (the "International Representatives"), providing for the concurrent offer and sale of 2,700,000 shares of Common Stock outside of the United States and Canada and providing the International Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to _____ additional shares at the same price per share as the initial 2,700,000 shares of Common Stock to be purchased by the International Underwriters. The International Underwriting Agreement provides that the Company, in its sole discretion, will be permitted to supply up to _____ shares of Common Stock toward satisfaction of the exercise of the option.

       The offering price and underwriting discounts for the U.S. Offering and the International Offering will be identical. The closing of the U.S. Offering is conditioned upon the closing of the International Offering, and the closing of the International Offering is conditioned upon the closing of the U.S. Offering.

       Each U.S. Underwriter has severally agreed that, as part of the U.S. Offering, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has severally agreed that, as part of the International Offering, (a) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus relating to the International Offering to any person within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the agreement between the U.S. Underwriters and the International Underwriters. "United States or Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or any political subdivision thereof, any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.


       Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers and sales will be made only pursuant to an exemption from the prospectus requirements in each jurisdiction in Canada in which such offers and sales are made.
       Pursuant to the agreement between the U.S. Underwriters and the International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually be agreed.
The price of any shares of Common Stock so sold shall be the initial public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the U.S. Underwriters and the International Underwriters, pursuant to the agreement between the U.S. Underwriters and the International Underwriters, the number of shares initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount indicated on the cover page of this Prospectus.

       The Company and the Selling Stockholder have agreed not to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock, or any securities convertible into, or exchangeable for, shares of Common Stock, except those offered in the Offerings or in connection with certain employee benefit plans or labor agreements, for a period of ___ days from the date hereof without the prior consent of the U.S. Representatives and the International Representatives.

       The U.S. Underwriting Agreement and the International
Underwriting Agreement each provide that the Company will indemnify the U.S. Underwriters and the International
Underwriters, respectively, against certain liabilities, including liabilities under the Securities Act, or contribute to payments the U.S. Underwriters and the International
Underwriters, as the case may be, may be required to make in respect thereof.

- --------------------------------------------------


                                LEGAL MATTERS

       Certain legal matters in connection with the securities offered hereby will be passed upon for the Company by Willkie Farr & Gallagher and for the Underwriters by Davis Polk & Wardwell. Harvey L. Sperry, a member of the firm of Willkie Farr & Gallagher, is a director of the Company.





                                  EXPERTS

       The financial statements and schedules of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


- ----------------------------------------------------------------


                      INDEX TO FINANCIAL STATEMENTS




                                                                     Page
Consolidated Condensed Statements of Income for the
    three month period ended March 31, 1994 and
    Condensed Statements of Income for the three month
    period ended March 31, 1993  . . . . . . . . . . . . . . . .      F-2

Consolidated Condensed Balance Sheets as of March 31,
    1994 and December 31, 1993 . . . . . . . . . . . . . . . . .      F-3

Consolidated Condensed Statements of Cash Flows for
    the three month period ended March 31, 1994 and
    Condensed Statements of Cash Flows for the three month
    period ended March 31, 1993  . . . . . . . . . . . . . . . .      F-4

Notes to Consolidated Condensed Financial Statements . . . . . .      F-5


Report of Independent Public Accountants. . . . . . . . . . . . .     F-7


Consolidated Statement of Income for the year ended December 31,
    1993 and Statements of Income for the years ended December 31,
    1992 and 1991 . . . . . . . . . . . . . . . . . . . . . . . .     F-8

Consolidated Balance Sheet as of December 31, 1993 and Balance
     Sheet as of December 31, 1992 . . . . . . . . . . . . . . .     F-10

Consolidated Statement of Cash Flows for the year ended
    December 31, 1993 and Statements of Cash Flows for
    the years ended December 31, 1992 and 1991 . . . . . . . . . .   F-12

Consolidated Statement of Changes in Stockholders' Equity for
    the year ended December 31, 1993 and the Statements
    of Changes in Stockholders' Equity for the years ended December
    31, 1992 and 1991 . . . . .  . . . . . . . . . . . . . . . . .   F-14

Notes to Financial Statements . . . . . . . . . . . . . . . . . .    F-15


WEIRTON STEEL CORPORATION
CONSOLIDATED CONDENSED STATEMENTS OF INCOME-Unaudited
(Dollars in thousands, except per share data)
                                      Three Months Ended
                                            March 31,
                                       1994        1993
                                      ------------------
Net Sales                            $325,164    $297,718
OPERATING COSTS:
  Cost of Sales                       288,445     279,873
  Selling, General, Administrative      7,906       7,784
    Expense
  Depreciation                         12,284      11,174
  Restructuring Charge                   -         17,340
                                       -------    -------
    Total operating costs             308,635     316,171
                                      --------    -------
Income (loss)from operations           16,529     (18,453)
OTHER INCOME(EXPENSE):
  Interest Expense                    (13,083)    (12,982)
  Interest Income                         737         578
  Net Other Expense                   (12,346)    (12,404)
                                      --------    --------
INCOME(LOSS) BEFORE ESOP                4,183     (30,857)
  CONTRIBUTION
  ESOP Contribution                       653         653
INCOME(LOSS) BEFORE INCOME TAXES        3,530     (31,510)
  Income Tax Benefit (Provision)         (671)      5,987
                                       -------    ---------
INCOME(LOSS) BEFORE EXTRAORD-           2,859     (25,523)
  INARY ITEM
  Loss on Early Extinguishment           -         (6,549)
  of debt                             --------    --------
INCOME(LOSS) BEFORE CUMULATIVE          2,859     (32,072)
  EFFECT OF ACCOUNTING CHANGES
  Cumulative Effect on Prior             -       (179,803)
  Years of Accounting Changes
                                      -------    ---------
NET INCOME (LOSS)                     $ 2,859    $(211,875)
Less:  Preferred stock dividend           781         781
       requirement                    --------    --------
NET INCOME (LOSS) APPLICABLE TO       $ 2,078   $(212,656)
       COMMON SHARES                  ========    ========
PER SHARE DATA:
  Weighted average number of           28,461      26,492
  common shares and equivalents
  Income(loss)per common share        $  0.07     $ (0.99)
  before extraordinary item
   Extraordinary item                      -        (0.25)
  Income (loss) per common share        ------     ------
   before cumulative effect of            0.07      (1.24)
   accounting changes

  Cumulative effect of accounting          -        (6.79)
  changes                              --------   --------
NET INCOME (LOSS) PER COMMON SHARE     $  0.07    $ (8.03)
                                        =======    =======

The accompanying notes are an integral part of these statements.


WEIRTON STEEL CORPORATION
CONSOLIDATED CONDENSED BALANCE SHEETS - Unaudited
(Dollars in thousands, except per share amount)
                             March 31, 1994  December 31, 1993
                             --------------  -----------------

ASSETS:
Cash and equivalents,              $111,199           $  89,002
  includes restricted cash of
  $612 and $602, respectively
Receivables,                        139,083             129,004
  less allowances of $6,833
  and $5,719, respectively
Inventories                         201,986             242,659
Other current assets                 28,992              29,589
                                 ------------        -----------
  Total current assets              481,260             490,254
Property, plant  and                515,409             523,728
  equipment, net
Intangible assets                    91,289              91,289
Deferred income taxes               116,602             117,273
Other assets and deferred            17,321              18,170
  charges                        ------------        -----------
  TOTAL ASSETS                   $1,221,881          $1,240,714
                                 ============        ===========
LIABILITIES:
Current liabilities                 199,908             228,038
Long term debt obligations          495,285             495,252
Long term pension obligation        145,103             142,894
Postretirement benefits other       313,018             308,985
  than pensions
Other long-term liabilities          30,481              30,188
                                 ------------        -----------
  Total Liabilities               1,183,795           1,205,357

REDEEMABLE STOCK                     37,372              36,721

STOCKHOLDERS' EQUITY:
Common Stock, $.01 par value;           270                 267
  30,000,000 shares authorized;
  27,019,723 and 26,719,752
  shares issued, respectively
Additional paid-in capital          336,785             335,776
Retained earnings                  (334,458)           (336,535)
Other stockholders' equity           (1,883)               (872)
                                  ----------           ---------

  Total Stockholders' Equity            714              (1,364)
               (Deficit)          ---------           ----------
Total Liabilities, Redeemable    $1,221,881           $1,240,714
  Stock and Stockholders'Equity   ==========          ==========

The accompanying notes are an integral part of these statements.


WEIRTON STEEL CORPORATION
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS - Unaudited
(Dollars in thousands)
                      THREE MONTHS ENDED
                           MARCH 31,
                      1994      1993
                      -----------------
NET CASH PROVIDED BY
OPERATING ACTIVITIES         $ 21,351   $ 28,540
- --------------------

CASH FLOWS FROM
INVESTING ACTIVITIES:
- --------------------
EXPENDITURES FOR PROPERTY
  PLANT & EQUIPMENT            (3,965)    (347)

CASH FLOWS FROM
FINANCING ACTIVITIES:
- --------------------
  INCREASE IN TERM DEBT          -      140,000
  REDUCTION IN TERM DEBT         -     (148,114)
  DEBT ISSUANCE FEES             -       (4,411)
  DIVIDENDS PAID                 (781)     (781)
  OTHER, principally net
  book overdrafts               5,592    (1,708)
                                ------   -------
NET CASH PROVIDED (USED)
BY FINANCING ACTIVITIES         4,811   (15,014)
                                ------   -------
NET CHANGE IN CASH
AND EQUIVALENTS                22,197    13,179
CASH AND EQUIVALENTS
AT BEGINNING OF PERIOD         89,002    61,195
                              --------  -------
CASH AND EQUIVALENTS
AT END OF PERIOD             $111,199   $74,374


SUPPLEMENTAL CASH FLOW
INFORMATION:
  Interest paid, net of
   interest capitalized       $ 7,554   $ 3,369
  Income taxes paid
   (Refunded)                    -         -


The accompanying notes are an integral part of these statements.


[TEXT]
WEIRTON STEEL CORPORATION
NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(In thousands of dollars, or in millions of dollars where indicated)


1.  BASIS OF PRESENTATION

     For the period ended March 31, 1994, the Consolidated Financial Statements herein include the accounts of Weirton Steel Corporation and its wholly-owned subsidiary, Weirton Receivables, Inc. (on and after August 26, 1993). Prior to such date, the Financial Statements include only the accounts of Weirton Steel Corporation. Weirton Steel Corporation and/or Weirton Steel Corporation together with its subsidiary are hereafter referred to as the "Company."

     The Consolidated Condensed Financial Statements presented
herein are unaudited.   Certain information and footnote
disclosures normally prepared in accordance with generally accepted accounting principles have been either condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Although the Company believes that all adjustments necessary for a fair presentation have been made, interim periods are not necessarily indicative of the results of operations for a full year. As such, these financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's 1993 Annual Report on Form 10-K.

     Certain portions of the prior period's financial statements have been reclassified where necessary to conform to the presentation used in the current period.


2.  INVENTORIES

    Inventories consisted of the following at March 31, 1994 and December 31, 1993:

                      March  31,    December 31,
                        1994            1993
               ____________     ___________
Raw Materials         $ 44,466          $74,766
Work in process         56,409           74,109
Finished Goods         101,111           93,784
                       -------          -------
                      $201,986         $242,659

[TEXT]
3.  ESOP ACCOUNTING

    The contributions of $0.7 million for the three months ended March 31, 1994 and 1993 represent a provision for contributions to the 1989 Employee Stock Ownership Plan (the "1989 ESOP"), net of any preferred stock dividends used to reduce debt service for the 1989 ESOP. The 1993 and 1992 contributions were required to be increased because Series A preferred stock dividends normally payable quarterly were omitted. The Series A preferred stock ranks equally with the Company's common stock as to the payment of dividends. Accordingly, unpaid dividends on the Series A preferred are not cumulative.


4.  EARNINGS (LOSS) PER SHARE

     The weighted average number of common and equivalent shares used in the computations of earnings (loss) per share were 28,460,993 and 26,491,572 for the three months ended March 31, 1994 and 1993, respectively. The shares of Series A convertible preferred stock were excluded from the 1993 calculation due to their antidilutive effect.


5.  ACCOUNTING CHANGES

    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", SFAS No. 109, "Accounting for Income Taxes", and SFAS No. 112, "Employers' Accounting for Postemployment Benefits". Previously, postretirement and postemployment benefits were accounted for by the Company on the cash basis and the Company followed the provisions of Accounting Principles Board Opinion No. 11 in accounting for income taxes. The cumulative effect of these accounting changes was recognized during the first quarter of 1993, as reflected in the Company's statement of income for the three month period ended March 31, 1993.


6.  SUBSEQUENT EVENT

       On April 6, 1994, the Company experienced a fire which caused extensive damage to its No. 9 Tandem Mill, a cold rolling facility which supplies steel coils to its tin mill for further processing. The Company does not believe this unit can be restored to operation prior to the fourth quarter of 1994. The Company is adjusting its production on other units and seeking alternate sourcing for certain products in an attempt to minimize the effect of the tandem mill outage. The outage has caused a need for reduced manpower which has resulted in temporary force reductions at the Company's cold rolling and tin mill operations. The Company intends to review the situation on a weekly basis and make adjustments to its production and manpower situation accordingly. Efforts to repair the tandem mill and to assess the financial effects of the outage are underway. The Company maintains insurance coverage for both property damage and business interruption. Advances have been collected from the insurance carrier; however, as a result of the length of time anticipated to restore the tandem mill to full operations, total anticipated recoveries and unrecoverable costs have not yet been determined.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Weirton Steel Corporation:

       We have audited the accompanying consolidated balance sheets of Weirton Steel Corporation (a Delaware corporation) and subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weirton Steel Corporation and subsidiary as of December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

       As discussed in Notes 7, 8 and 9 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.





Arthur Andersen & Co.

Pittsburgh, Pennsylvania
January 24, 1994 (except
with respect to the matters
discussed in Note 17, as to
which the date is April 6,
1994.)


WEIRTON STEEL CORPORATION
STATEMENTS OF INCOME
(Dollars in thousands,
except per share data)
                                                    Year ended December 31,

                                                  1993       1992       1991

                                             (Consolidated)
NET SALES                                     $1,201,093 $1,078,691 $1,036,335
OPERATING COSTS:
  Cost of Sales                                1,105,558  1,010,022  1,019,280
  Selling, General, and Administrative            32,458     30,470     29,148
    Expense
  Depreciation                                    49,113     38,617     34,335
  Restructuring Charge                            17,340       -          -
    Total Operating Costs                      1,204,469  1,079,109  1,082,763

LOSS FROM OPERATIONS                             (3,376)      (418)   (46,428)
OTHER INCOME (EXPENSE):
  Interest Expense                              (52,802)   (40,921)   (32,833)
   Interest Income                                2,626       3,073     3,156
    Net Other Expense                           (50,176)   (37,848)   (29,677)

LOSS BEFORE ESOP CONTRIBUTION                   (53,552)   (38,266)   (76,105)
  ESOP Contribution                               2,610      2,610      2,610
LOSS BEFORE INCOME TAXES                        (56,162)   (40,876)   (78,715)
  Income Tax Benefit                            (13,272)    (4,763)    (4,000)

LOSS BEFORE EXTRAORDINARY ITEM                  (42,890)   (36,113)   (74,715)
  Loss on Early Extinguishment of                 6,549       -           -
    Debt
LOSS BEFORE CUMULATIVE EFFECT OF                (49,439)   (36,113)   (74,715)
  ACCOUNTING CHANGES
  Cumulative Effect on Prior Years of          (179,803)     4,356        -
    Accounting Changes
NET LOSS                                      $(229,242)  $(31,757)  $(74,715)
                                                =======      ======    ======

Less: Preferred Stock Dividend                    3,125      3,125        -
      Requirement
NET LOSS APPLICABLE TO                        $(232,367)  $(34,882)  $(74,715)
  COMMON SHARES                                  ======     =======    ======


PER SHARE DATA:
  Weighted Average Number of Common              26,473      24,914    21,406
    Shares and Equivalents
  Loss per Common Share Before                   $(1.74)    $(1.57)    $(3.49)
    Extraordinary Item
  Extraordinary Item                              (0.25)         -        -
  Loss per Common Share Before                    (1.99)     (1.57)     (3.49)
    Cumulative Effect on Prior Years
    of Accounting Changes
  Cumulative Effect of Accounting                 (6.79)       0.17       -
    Changes

NET LOSS PER COMMON SHARE                       $ (8.78)     $(1.40)   $(3.49)
                                                  =======     ======    =====

PRO FORMA PER SHARE DATA:
  Loss applicable to common shares                          (39,238)  (68,231)
   assuming accounting changes are applied
    retroactively
  Net loss per common share                                   (1.57)    (3.19)


The accompanying notes are an integral part of these statements.

WEIRTON STEEL CORPORATION
BALANCE SHEETS
(Dollars in thousands, except
    per share data)
                                                        December 31,
                                                     1993         1992
                                                       (Consolidated)

ASSETS:
Current Assets:
Cash and equivalents, includes                    $    89,002   $  61,195
  restricted cash of $602 and $491,
  respectively
Receivables, less                                     129,004     123,894
  allowances of $5,719 and $5,545,
  respectively
Inventories                                           242,659     244,566
Deferred income taxes                                  25,732        -
Other current assets                                    3,857       8,182
    Total current assets                              490,254     437,837
Property, plant and equipment, net                    523,728     559,074
Intangible assets                                      91,289        -
Deferred income taxes                                 117,273        -
Other assets and deferred charges                      18,170       8,535
TOTAL ASSETS                                        1,240,714   1,005,446
                                                    =========   =========
LIABILITIES:
Current Liabilities:
Current maturities of debt obligations             $     -       $ 11,964
Payables                                              109,937      88,139
Employment costs                                       66,519      41,102
Pension liability                                      20,394      28,698
Taxes other than income taxes                          17,433      17,784
Income taxes                                             -          3,068
Other                                                  13,755       9,379
    Total current liabilities                         228,038     200,134
Long term debt obligations                            495,252     491,277
Long term pension obligation                          142,894      32,231
Postretirement benefits other than pension            308,985        -
Other long term liabilities                            30,188      16,334
TOTAL LIABILITIES                                   1,205,357     739,976
REDEEMABLE STOCK:
PREFERRED STOCK, 7,500,000 shares authorized:
  Preferred stock, Series A, $0.10 par value;          26,084      26,090
    1,800,000 shares authorized; 1,797,231
    and 1,798,503 shares issued; 1,779,468 and
    1,794,104 subject to put
  Less:Preferred Treasury Stock Series A,                (130)        (25)
    at cost, 17,763 and 4,399 shares
  Deferred ESOP compensation                          (13,812)    (16,422)
   Preferred stock, Series B, $0.10 par value;          24,579      24,559
    675,000 shares authorized; 500,000 shares
    issued
TOTAL REDEEMABLE STOCK                                  36,721      34,202
STOCKHOLDERS' EQUITY:
Preferred stock, Series A, $0.10 par value;                16          10
    2,769 and 1,497 shares issued; not
    subject to put
Common stock, $0.01 par value; 30,000,000                 267         264
    shares authorized; 26,719,752 and
    26,419,705 shares issued
Additional paid-in capital                            335,776     334,834
Common shares issuable, 397,049 and 365,421             1,327       1,153
    shares
Retained earnings                                    (336,535)   (104,168)
    Less:Common treasury stock, at cost,               (2,215)       (825)
    381,405 and 208,353 shares

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                   (1,364)    231,268
 TOTAL LIABILITIES, REDEEMABLE STOCK AND            $1,240,714  $1,005,446
    STOCKHOLDERS' EQUITY                            =========   =========

The accompanying notes are an integral part of these statements.

WEIRTON STEEL CORPORATION
STATEMENTS OF CASH FLOWS
(Dollars in thousands)
                                                     Year Ended December 31,

                                                    1993       1992      1991
CASH FLOWS FROM OPERATING ACTIVITIES:         (Consolidated)
  Net Loss                                   $(229,242)  $(31,757)  $(74,715)
  Adjustments to reconcile net
    loss to net cash provided
    by operating activities:
    Provision for contribution to               2,610      2,610      2,610
      ESOP and repayment of note
    Depreciation                               49,113     38,617     34,335
    Amortization of debt discount                 125        113        101
    Amortization of deferred                      -            50       410
         compensation
    Amortization of other                       1,840       1,056     1,513
         noncurrent assets
    Deferred Income Taxes                     (13,272)       -          -
    Restructuring charge                       17,340        -          -
    Cumulative effect of                      179,803     (4,356)       -
      accounting changes
    Loss from early extinguishment of debt      6,549        -          -
    Cash provided (used) by
      working capital items:
        Receivables                            (5,110)        769    (7,466)
           Inventories                          1,907      11,940    47,152
           Other current assets                 4,325       6,219    (5,714)
           Payables                            24,986      (9,248)  (17,582)
           Other current liabilities           18,070     (10,907)   10,187
    Long term pension obligations              19,374       6,272     8,017
    Other                                      (8,963)      1,944     4,268

   NET CASH PROVIDED                           69,455      13,322     3,116
      BY OPERATING ACTIVITIES

CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property,                  (13,324)   (44,610)  (113,881)
       plant, and equipment
     NET CASH USED BY INVESTING               (13,324)   (44,610)  (113,881)
        ACTIVITIES

CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of debt obligations             (148,114)    (2,171)    (2,715)

  Proceeds from issuance  debt obligations    140,000       -       109,000
  Debt issuance fees                          (13,520)      -          -
  Proceeds from issuance of common stock         -         8,250     15,000
  Proceeds from issuance of preferred stock      -          -        25,000
  Dividends paid                               (3,125)    (3,125)      -
  Common shares issuable                        1,119      1,074      1,132
  Purchase of common treasury stock            (1,455)     (568)       (255)
  Other, principally net book overdrafts       (3,229)    4,860      (8,406)
 NET CASH PROVIDED (USED) BY                  (28,324)    8,320     138,756
      FINANCING ACTIVITIES

NET CHANGE IN CASH AND EQUIVALENTS           $ 27,807    (22,968)   $ 27,991
CASH AND EQUIVALENTS AT                        61,195     84,163      56,172
  BEGINNING OF PERIOD
CASH AND EQUIVALENTS AT                      $ 89,002     61,195    $ 84,163
  END OF PERIOD                               =======     ======      ======

SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid, net of interest              $47,311    $40,937    $31,068
    capitalized
  Income tax refunds                            1,779     11,009       -

The accompanying notes are an integral part of these statements.

WEIRTON STEEL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands,                  Additional     Common      Retained
except per share data)  Common Stock       Paid-in  Shares Issuable Earnings
                       Shares   Amount   Capital   Shares  Amount

Stockholders'Equity
  December 31, 1990  19,949,118    199     308,958   271,641   1,638     6,210
Net loss                -         -         -        -        -       (74,715)
Issuance of common    3,870,968     39      14,961    -        -         -
  stock
Purchase oftreasury     -         -         -        -        -         -
 stock
Conversion of pre-
 ferred stock            -         -         -        -        -         -
Reclassification of
 Pref.Series A not       -         -         -        -        -         -
  subject to put
Employee stock pur-
 chase plan
Shares issued           271,641      3       1,635  (271,641) (1,638)    -
Shares issuable           -         -         -      352,542   1,132     -
Dividends payable
 (1.56 per pref.          -         -         -         -        -     (781)
 share Series B)
Amortization of
deferred comp.           -         -         -        -        -         -
Stockholders'Equity   -------------------------------------------------------
December 31, 1991    24,091,727     241    325,554   352,542  1,132   (69,286)
Net loss                -         -         -        -        -       (31,757)
Issuance of common    2,000,000      20      8,230    -        -         -
 stock
Purchase oftreasury
 stock                  -         -         -        -        -         -
Conversion of pre-
 ferred stock           -         -         -        -        -         -
Reclassification of
Pref.Series A not       -         -         -        -        -         -
subject to put
Employee stock
 purchase plan
Shares issued          327,978       3       1,050  (327,978)(1,053)    -
Shares issuable          -         -         -       340,857  1,074     -
Dividends payable
(6.25 per pref.share    -         -         -        -        -        (3,125)
Series B
Amortization of
deferred compens.        -         -         -        -        -         -

Stockholders' Equity     ------------------------------------------------
 December 31, 1992   26,419,705      264     334,834  365,421 1,153  (104,168)
Net loss                -         -         -        -        -      (229,242)
Purchase of             -         -         -        -        -         -
treasury stock
Conversion of           -         -         -        -        -         -
preferred stock
Reclassification of
Preferred Series A      -        -         -         -       -         -
not subject to put
Employee stock
purchase plan:
Shares issued          300,047        3        942   (300,047) (945)    -
Shares issuable          -         -         -        331,675  1,119     -
Dividends payable
(6.25 per preferred      -         -         -        -        -      (3,125)
share Series B)
Consolidated Stock-     -----------------------------------------------

holders' Equity
December 31, 1993    26,719,752    $267    $335,776   397,049 $1,327 (336,535)


The accompanying notes are an integral part of these statements.


(Dollars in thousands except per share data)
                    Common     Deferred     Preferred Ser. Stockholders
                Treasury stock Compensation A not subject     Equity
                                               to put
                Shares  Amount              Shares Amount
- -----------------------------------------------------------------------
Stockholders'
Equity at
12/31/90           369     (4)    (460)       -       -      $316,541
Net loss         -          -       -         -       -       (74,715)
Issuance of
 common stock    -          -       -         -       -        15,000
Purchase of
 treasury stk   78,363    (256)     -         -       -          (256)
Conversion of
 preferred stk    (174)      1      -         -       -             1
 eclassifica-
 tion of Pref.
 Series A not
 subject to put  -          -       -         625      6            6
Employee stock
 purch. plan:
Shares issued    -          -       -          -       -            -
Shares issuable  -          -       -          -       -         1,132
Dividends pay.   -          -       -          -       -          (781)
Amortiz. of
 deferred comp.  -          -      410         -       -           410
- ------------------------------------------------------------------------------
Stockholders'
 Equity at
 12/31/91       78,558   (259)     (50)       625      6       257,338
Net loss         -          -       -          -       -       (31,757)
Issuance of
 common stock    -          -       -          -       -         8,250
Purchase of
 treasury stk  130,056   (568)      -          -       -          (568)
Conversion of
 preferred stk    (261)     2       -          -       -             2
Reclassifica-
 tion of Pref.
 Series A not
subject to put   -          -       -         872      4             4
Employee stock
 purch. plan:
Shares issued    -          -       -          -       -             -
Shares issuable  -          -       -          -       -         1,074
Dividends pay.   -          -       -          -       -        (3,125)
Amortiz. of
 deferred comp.  -          -       50         -       -            50
- ------------------------------------------------------------------------------
Stockholders'  208,353   (825)      -        1,497    10       231,268
 Equity at
 12/31/92
Net loss         -          -       -          -       -      (229,242)
Purchase of
 treasury stk  181,200  (1455)      -          -       -        (1,455)
Conversion of
 preferred stk  (8,148)    65       -          -       -            65
Reclassifica-
 tion of Pref.
 Series A not
subject to put   -          -       -        1,272     6             6
Employee stock
 purch. plan:
Shares issued    -          -       -          -       -             -
Shares issuable  -          -       -          -       -         1,119
Dividends pay.   -          -       -          -       -        (3,125)
- ------------------------------------------------------------------------------
Consolidated
Stockholders'
 Equity at
 12/31/93     381,405  (2,215)      -        2,769    16       $(1,364)
==============================================================================


[TEXT]
NOTES TO FINANCIAL STATEMENTS
(In thousands of dollars, except per share amounts, or in millions of dollars where indicated)


Note 1
BASIS OF PRESENTATION

     For the periods ended and as of December 31, 1993, the financial statements herein include the accounts of Weirton Steel Corporation and its wholly-owned subsidiary, Weirton Receivables, Inc. Prior to August 26, 1993, the financial statements include only the accounts of Weirton Steel Corporation. Weirton Steel Corporation and/or Weirton Steel Corporation together with its subsidiary are hereafter referred to as the "Company."

     Certain portions of the prior periods' financial statements have been reclassified where necessary to conform to the presentation used in the current period.


Note 2
ORGANIZATION AND BACKGROUND


     The Company and its predecessor companies have been in the business of making and the finishing of steel products for more than eighty years. From November 1929 to January 1984, the Company's business had been operated as a division of National Steel Corporation ("NSC"). Incorporated in Delaware in November 1982, the Company acquired the principal assets of NSC's former Weirton Steel Division in January 1984. In connection with the asset purchase, NSC retained liability for claims and litigation arising out of the operation of its former Weirton Steel Division based on occurrences prior to May 1, 1983, principally related to pension benefits for active employees based upon service prior to the sale and pension benefits, life insurance and health care for retired employees.

     From January 1984 until June 1989, the Company was owned in its entirety by its employees through an Employee Stock Ownership Plan (the "1984 ESOP"). In June 1989, the 1984 ESOP completed a public offering of 4.5 million shares of common stock of the Company, which security is now listed and traded on the New York Stock Exchange.

     In connection with the public offering of common stock, in June 1989, the Company also sold 1.8 million shares of Convertible Voting Preferred Stock, Series A (the "Series A Preferred") to a new Employee Stock Ownership Plan (the "1989 ESOP"). Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, and is entitled to ten times the number of votes of the common stock into which it is convertible.

     In October 1991, in connection with an iron ore pellet supply agreement, the Company issued .5 million shares of Redeemable Preferred Stock, Series B (the "Series B Preferred") to Cleveland-Cliffs Inc for a purchase price equal to the
aggregate redemption amount of $25 million.   Holders of the
Series B Preferred do not generally vote on stockholder matters.

     In September 1991, the Company issued to its defined benefit pension plan (the "Pension Plan") 3,870,968 shares of its common stock (the "1991 Pension Plan Shares") having an aggregate fair value of $15.0 million. In September 1992, the Company issued
2.0 million shares of its common stock (the "1992 Pension Plan Shares") having an aggregate fair value of $8.25 million to the Pension Plan in a substantially similar transaction.


     Substantially all of the Company's employees participate in the two ESOPs which, after giving effect to the above-mentioned transactions, own approximately 52% of the combined issued and outstanding common and preferred shares of the Company at December 31, 1993. This, in turn, accounts for approximately 75% of the voting power of the Company's voting stock.



Note 3
SIGNIFICANT ACCOUNTING POLICIES

Cash

     The liability representing outstanding checks written on a zero-balance general disbursement bank account that is funded as the checks clear the bank are included in accounts payable for financial statement presentation. Such amounts were $5,092, $8,281 and $3,410 at December 31, 1993, 1992 and 1991,
respectively.


Cash Equivalents

     Cash equivalents, which consist primarily of certificates of deposit, commercial paper and time deposits, are stated at cost, which approximates fair value. For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.


Inventories

     Inventories are stated at the lower of first-in, first-out
(FIFO) cost or market. Inventory costs include materials, labor and manufacturing overhead.


Property, Plant and Equipment

     Property, plant and equipment is valued at cost. Major additions are capitalized, while the cost of maintenance and repairs which did not improve or extend the lives of the respective assets is charged to expense in the year incurred. Interest costs applicable to facilities under construction are capitalized. Gains or losses on property dispositions are credited or charged to income.

     The Company changed its method of accounting for depreciation of its steelmaking facilities effective January 1, 1992, from the straight-line method to a production-variable method which adjusts straight-line depreciation to reflect actual production levels. The Company believes the production-variable method of depreciation is preferable to the method previously used because it recognizes that depreciation of steelmaking facilities is related substantially to both physical wear and the passage of time. Moreover, this method of depreciating steelmaking facilities is an accepted industry practice which, accordingly, allows for a meaningful comparison of the Company's operations to that of its competitors. The cost of relining blast furnaces is amortized over the estimated life of the lining based upon production.

Postretirement Benefits Other Than Pensions

     Effective January 1, 1993, the Company changed its method of accounting for the costs of postretirement benefits other than pensions from the cash method to an accrual method pursuant to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Postemployment Benefits

     Effective January 1, 1993, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Under the Company's previous method of accounting, certain employee benefits covered by this new standard were accounted for on the cash method, while certain other benefits were accounted for on an accrual method.
Effective with the adoption of the new standard, the value of all such benefits is actuarially determined and recognized on an accrual method.


ESOP Accounting

     The Company recognizes ESOP expense based upon required contributions to the plan. The resulting compensation expense approximates the cost of shares allocated for the period. Shares allocable to participants for a given year are determined based on the ratio of the current year's debt service payment to total estimated debt service. Shares to be allocated to individual participants are based on the participants' relative compensation.

Research and Development

     Research and development costs related to improvement of existing products, development of new products and the development of more efficient operating techniques are charged to expense as incurred and totaled $5,430, $4,686 and $5,305 in 1993, 1992 and 1991, respectively.


Income Taxes

     Effective January 1, 1993, the Company changed its method of accounting for income taxes for financial reporting by adopting the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company had previously accounted for income taxes pursuant to the provisions of Accounting Principles Board Opinion ("APBO") No. 11, " Accounting for Income Taxes." Under the new method, deferred income tax assets and liabilities are recognized to reflect the future income tax consequences of carryforwards and differences between the tax bases and financial accounting bases of assets and liabilities.



Note 4
INVENTORIES

     Inventories consisted of the following at December 31, 1993 and 1992:

                                      December 31,
                                  1993           1992
Raw materials                   $74,766          $78,017
Work-in-process                  74,109           74,950
Finished goods                   93,784           91,599
                                242,659          244,566

[TEXT]


Note 5
PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at December 31, 1993 and 1992:

                                            December 31,
                                     1993              1992
Land                                $    810            $    810
Buildings                              7,918               7,918
Machinery,equipment and other        685,863             649,679
Construction-in-progress              62,391              84,982
                                     756,982             743,389
Less: Allowances for
  depreciation                      (233,254)           (184,315)
                                      -------            -------
                                    $523,728            $559,074
                                     =======             =======

[TEXT]
     Capitalized interest costs applicable to facilities under construction for the years ended December 31, 1993, 1992 and 1991 amounted to $0.8 million, $6.1 million and $12.8 million, respectively.

     The change in accounting method for depreciation of steelmaking facilities resulted in a decrease in depreciation expense of $4.7 million in 1992, with a cumulative effect on the years prior to the change which decreased the net loss in 1992 by $4.4 million.


Note 6
FINANCING ARRANGEMENTS

<caption
Debt Obligations
                                                 December 31,
                                            1993             1992
Revolving Credit due 6/30/93               $   -          $ 59,000
Term Loans due 6/30/93                         -            50,000
11-1/2% Senior Notes due 3/1/98             140,000           -
11.45% Senior Notes due 10/15/98               -            25,000
9.00% Senior ESOP Notes                        -            14,114
    due 6/30/99
10-7/8% Senior Notes due 10/15/99           300,000        300,000
8-5/8% Pollution Control Bonds               56,300         56,300
    due 11/1/2014                           -------        -------
                                            496,300        504,414
Less:  Unamortized debt discount              1,048          1,173
              Less:  Current maturities                      -
11,964
    of debt obligations                     -------        -------
Long-term debt obligations                 $495,252       $491,277
                                            =======        =======

[TEXT]

     On October 17, 1989, the Company completed a public offering of its senior notes in the principal amount of $300 million. These unsecured senior notes bear interest at 10-7/8%, mature October 15, 1999, are senior to all the Company's subordinated obligations and equal to the Company's other senior indebtedness. The indenture governing these senior notes provides for an option, in the event certain "qualifying downgrades" occur in the rating of the senior notes following the occurrence of certain designated events related to changes in control of the Company, whereby noteholders will have the option to cause the Company to repurchase the senior notes at 100% of principal plus accrued interest.

     On November 1, 1989, the Company refinanced two previous pollution control bond issues having an aggregate principal amount of $56.3 million. The 1989 pollution control bonds bear interest at 8-5/8%, mature November 1, 2014, and are subject to an option similar to that governing the 10-7/8% senior notes.


     On March 4, 1993, the Company completed a public offering of $140 million of its senior notes. These unsecured senior notes bear interest at 11-1/2% per annum, mature March 1, 1998, are senior to all subordinated obligations of the Company and equal to the Company's other senior indebtedness. The senior notes are not redeemable prior to maturity, except that prior to March 1, 1995, the Company has the option to redeem up to $50 million in principal amount at a redemption price of 109.2% with the proceeds from the issuances of certain capital stock. The indenture governing the senior notes does not contain restrictive financial maintenance covenants, but does contain other covenants similar to those normally associated with this type of financing that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, as well as mergers, consolidations, liens, and sales of certain assets. Under covenants affecting the Company's ability to pay dividends on its common stock, the Company is limited as to the payment of aggregate dividends after March 31, 1993, to the greater of (i) $5.0 million or (ii) $5.0 million plus one-half of the Company's cumulative consolidated net income since March 31, 1993, plus the net proceeds from future issuances of certain capital stock less certain allowable payments. As of December 31, 1993, pursuant to this covenant, the Company's ability to pay dividends on its common stock was limited to $5.0 million. Upon the occurrence of a change in control, as defined under the indenture, holders of the senior notes will have the option to cause the Company to repurchase their senior notes at 101% of the principal amount, plus accrued interest to the date of repurchase.

     The net proceeds of approximately $135.6 million resulting from the senior notes offering, together with available cash, were applied toward the repayment of borrowings under the Company's former credit agreement, term loans and 11.45% Senior Notes due 1998 and the repurchase of the 9.00% Senior ESOP Notes due 1999, thereby relieving the Company from certain restrictive financial covenants associated with those financing sources.

     The Company incurred certain costs in the first quarter of 1993 in connection with the prepayment of the bank and institutional debt which approximated $6.5 million on an after-tax basis. This amount is recognized as an extraordinary item in the Company's consolidated statement of income.

     As a result of this refinancing, the Company does not have any scheduled principal payments until 1998 when the $140 million principal amount of the 11-1/2% senior notes becomes due.



Credit Facilities

     The Company entered into an agreement dated as of June 1, 1990, with six banks (the "Credit Agreement") that provided a $100 million unsecured revolving credit facility. The agreement included a $20 million letter of credit subfacility. Interest options included prime rate, Eurodollar, CD or money market loan rates.

     On September 27, 1990, and November 20, 1990, the Company entered into agreements for term loans (the" Term Loans") with two banks. Each agreement had provided the Company with $25 million on an unsecured, floating rate term basis.

     The Credit Agreement and Term Loans contained certain similar restrictive financial covenants. At December 31, 1992, $109 million was borrowed and $18.6 million in letters of credit were in place under these facilities. Effective December 29, 1992, the Company and its bank lenders agreed to amend the credit facilities in a number of respects. In connection with the amendments, the Company's borrowing capacity under the revolving bank credit facility was limited to amounts already outstanding; the bank term loans were shortened in maturity from September 30, 1993, to June 30, 1993; outstanding loans that bore interest on a LIBOR basis were shifted to a "prime plus" basis; and the effective interest rates on such loans generally were increased. The Company also agreed to apply the proceeds from its offering of senior notes, described above, toward payment of all bank debt. Substantially similar amendments were made to financial covenants under the Company's remaining institutional debt represented by its 11.45% Senior Notes due 1998 and 9.00% Senior ESOP Notes due 1999.


Receivables Participation Agreement

     On August 26, 1993, the Company initiated, through a new subsidiary, a receivables participation agreement with a group of five banks. The facility provides for a total commitment by the banks of up to $85 million, including a letter of credit subfacility of up to $25 million. To implement the facility, the Company sold substantially all of its accounts receivable, and will sell additional receivables as they are generated, to its wholly-owned subsidiary known as "Weirton Receivables, Inc." The subsidiary is expected to finance its ongoing receivables purchases from a combination of cash collections on receivables already in the pool, short term intercompany obligations, issuances of redeemable stock, and cash proceeds derived from selling interests in the receivables to the participating banks from time to time. As of December 31, 1993, while no funded participation interests had been sold under the facility, $3.1 million in letters of credit under the subfacility were in place at such date. The amount of participation interests committed to be purchased by the banks will fluctuate depending upon the amounts and nature of future receivables generated by the Company which are sold into the program and certain financial tests applicable to them. With respect to the receivables comprising the pool at December 31, 1993, and the financial tests applicable to such, and after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sales was approximately $64.6 million. During the period beginning August 26, 1993, through December 31, 1993, the base amount available for cash sales ranged from $64.3 million to $81.8 million.

     Funded purchases of participation interests by the banks under the facility are generally available on a revolving basis for three years, subject to extension as agreed to by the banks. Weirton Steel Corporation will continue to act as servicer of the assets sold into the program and will continue to make billings and collections in the ordinary course of business according to its established credit practices. Except for warranties given by Weirton Steel Corporation concerning the eligibility of receivables sold to Weirton Receivables, Inc. under the program, the transactions under the facility are generally nonrecourse. Weirton Receivables, Inc.'s commitments to the banks, which do not include warranties as to collectibility of the receivables, but do include those typical of sellers of similar property, are secured by its interest in the receivables and related security. Weirton Receivables, Inc. is subject to certain restrictions regarding its indebtedness, liens, asset sales not contemplated by the facility, guarantees, investments, other transactions with its affiliates, including Weirton Steel Corporation, and the maintenance of a minimum net worth of not less than the greater of $5.0 million or 10% of the outstanding receivables. At December 31, 1993, Weirton Receivables, Inc. had a net worth of $116.5 million and outstanding receivables of $112.3 million.
The banks and other creditors of Weirton Receivables, Inc. have priority claim on all assets of Weirton Receivables, Inc. prior to those assets becoming available to any of Weirton Steel Corporation's creditors.


Leases

     The Company also uses certain lease arrangements to supplement its financing activities.


     Rental expense under operating leases was $7,346, $6,419 and $6,486 for the years 1993, 1992 and 1991, respectively. The minimum future lease payments under noncancelable operating leases are $6,427, $2,893, $1,932, $1,660 and $1,092 for 1994
through 1998 and $82 after 1998.



Note 7
EMPLOYEE RETIREMENT BENEFITS

Pensions

     The Company's Pension Plan covers substantially all employees. The Pension Plan provides benefits that are based generally upon years of service and compensation during the final years of employment.

     The Company's funding policy is influenced by its general cash requirements but, at a minimum, complies with the funding requirements of Federal laws and regulations. During the calendar years of 1993, 1992 and 1991, the Company contributed $25,648, $28,790 and $26,488, respectively, to the Pension Plan. In 1992 and 1991, a portion of the Company's contributions was made in the form of the Company's common stock.

     In September 1992, the Company issued to the Pension Plan the 1992 Pension Plan Shares having an aggregate fair value of $8.25 million. Under the governing agreement with the independent fiduciary of the Pension Plan, the Pension Plan obtained the right, which was not transferable with the stock, to require the Company to reimburse the Pension Plan for certain realized losses it may incur upon disposition of the shares below their issuance value of $4.125 per share. Under the terms of the agreement, the Pension Plan's right to reimbursement following disposition of the shares arose only in the event the trading price of the common stock fell below 80% of the per share issuance value and expired after the trading price equalled or exceeded $8.00 per share for 60 consecutive trading days. In September 1991, the Company issued the 1991 Pension Plan Shares having an aggregate fair value of $15 million in a substantially similar transaction at an issuance value of $3.875 per share. The Company's reimbursement obligations with respect to the 1991 and 1992 Pension Plan Shares were secured by letters of credit totalling $15.5 million. During the second and third quarters of 1993, the trading price of the Company's common stock equalled or exceeded $8.00 per share for 60 consecutive trading days. As a result, the fiduciary's right to require the Company to reimburse the Pension Plan expired.

     The Pension Plan's assets are held in trust, the investments of which consist primarily of common stocks, including the above-mentioned 5.9 million common shares of the Company with market values of $37.4 million and $22.0 million at December 31, 1993 and 1992, respectively, fixed income securities and short term investments.

     Following are the components of the Company's net pension cost recognized in 1993, 1992 and 1991:

                                 Year Ended December 31,

                                   1993       1992         1991
Service cost                    $10,192      $11,645       $13,592
Interest cost on projected
  benefit obligation             41,714       34,135        32,107
Actual return on plan assets    (30,300)     (11,036)      (50,698)
Net amortization and deferral    15,112      ( 8,592)       39,846
                                $36,718      $26,152       $34,847
                                 ======       ======        ======

[TEXT]

     The following table reconciles the funded status of the Company's plan to the accrued pension obligation recognized in the balance sheets at December 31, 1993 and 1992:

                                           1993         1992
Actuarial present value of accumulated
  benefit obligation:
    Vested                               $461,449    $273,494
    Nonvested                              40,324      49,798
                                          501,773     323,292
Effect of projected compen-
  sation increases                         81,516     113,645
Actuarial present value of projected
  benefit obligation                      583,289     436,937
Plan assets at fair value                 338,485     304,076
Projected benefit obligation in
  excess of plan assets                   244,804     132,861

Items not yet recognized in
  the balance sheet:
    Actuarial gains (losses)              (51,433)     26,704
    Remaining net obligation
      at transition                       (67,912)    (75,302)
    Prior service cost                    (53,460)    (23,334)

Additional minimum liability               91,289         -
Accrued pension obligation               $163,288      $60,929
                                          ======       ======

[TEXT]

     The accrued pension obligation is classified in the balance sheets at December 31, 1993 and 1992 as follows:

                                            1993              1992
Pension liability, a component
  of current liabilities                   $20,394         $28,698
Long term pension obligation               142,894          32,231
                                          $163,288         $60,929
                                           ======           =====

[TEXT]

     The Company's projected, accumulated and vested pension obligations and expense have been actuarially measured through the use of certain significant assumptions in accordance with SFAS No. 87, "Employers' Accounting for Pensions." The table below depicts the assumptions used to measure the Company's pension obligations and expense.

                                                        1993     1992     1991
Weighted average interest rate used                    7.5%     8.75%    9.25%
  to discount the projected, accumulated
  and vested benefit obligations to
  present value

Expected rate of return on plan                        8.75%    9.25%    9.25%
  assets
Assumed increase in compensation levels                 2%       5%       5%

                                                for three years  ann.    ann.
                                                      and 4%
                                                    thereafter

[TEXT]

     The assumed weighted average interest rate used to discount the pension obligations to present value is based upon the rates of return on high-quality fixed-income investments currently available matched against expected benefit cash flows, thereby reflecting a rate at which the obligations could be effectively settled.

     The significant increase in the Company's pension obligations as of December 31, 1993, compared to the prior year end reflects, in part, the recent trend of declining rates of return on long term investments. The accumulated pension benefit obligation as of December 31, 1993, exceeds assets available for plan benefits and unfunded accrued obligations by $91.3 million, resulting in the Company recognizing an additional minimum liability and an intangible asset of an equal amount.




Benefits Other Than Pensions

     Substantially all of the Company's retirees are covered under medical and life insurance plans. Retirees who have not yet reached age 65 are entitled to medical benefits that provide for first-dollar coverage on certain hospital and surgical services, major medical coverage that contains retiree-paid deductibles and co-insurance requirements, and a prescription drug program under which a majority of the cost is paid by the Company. Retirees who have reached age 65 are covered by the same plan, except they are not eligible for the prescription drug program and the payment of plan benefits is coordinated with Medicare on a nonduplication basis.

     Coverage under the medical plan is extended to spouses and unmarried children with certain age restrictions. Eligibility for benefits continues beyond the death of the retiree or active employee eligible to retire.

     Life insurance benefits provided to retirees are generally based upon annual basic pay at retirement for salaried employees and specific amounts for hourly employees.

     The Company does not prefund retiree medical and life insurance benefits and does not anticipate doing so in the future. The amount of cash used by the Company to pay for these benefits was $9.9 million and $6.2 million for 1992 and 1991, respectively. Through December 31, 1992, these amounts were charged to operations on the cash basis in accordance with the Company's accounting policy in effect up to that date.

     Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106. This new accounting method requires the accrual of the estimated cost of retirees' medical and other benefits over the period during which employees render the service that qualifies them for such benefits. The provisions of the new standard allow for the "transition obligation," representing benefits earned in prior periods by both retirees and current employees, to be recognized in the period in which the new standard is adopted or amortized prospectively over a period of up to 20 years. The Company elected to recognize immediately its transition obligation which at January 1, 1993, was actuarially determined to be $303.9 million.

     The amount of net periodic expense for postretirement health care and life insurance benefits recognized in 1993 is comprised of the following:

Service cost-benefits earned during period              $11,833
Interest cost on accumulated postretirement
benefit obligation                                       18,548
                                                          -----
Net periodic expense                                    $30,381
                                                         ======

[TEXT]

     The net periodic expense in 1993 for retiree medical and life insurance benefits actuarially determined in accordance with SFAS No. 106 exceeded the $12.4 million cash outlay for providing such benefits by approximately $18.0 million.

     The following table sets forth the components of the accumulated postretirement benefit transition obligation and the reconciliation of amounts recognized in the Company's balance sheet as of December 31, 1993:

                                            January 1, December 31,
                                                1993      1993
Accumulated postretirement benefit
  obligation attributable to:
    Retirees and beneficiaries                 $135,278  $131,494
    Active employees fully eligible for
     benefits                                    69,975    75,142
    Other active participants                    98,665   118,671
Total accumulated postretirement benefit        -------   -------
  obligation                                    303,918   325,307

Actuarial loss not yet recognized                  -       (3,322)
                                                -------   -------
Accrued postretirement benefit                 $303,918  $321,985
                                                =======   =======

[TEXT]

     The accrued postretirement benefit obligation as of December
31, 1993, is recognized in the Company's consolidated balance sheet as follows:

Accrued postretirement benefits, a component             $ 13,000
  of accrued employment costs
Postretirement benefits other than pensions               308,985
                                                          -------
                                                         $321,985
                                                          =======

[TEXT]

     The accumulated postretirement benefit transition obligation recognized as of January 1, 1993, was actuarially determined using a method that applied specific interest rates to future cash flows when discounting the obligation to its present value. For purposes of measuring the transition obligation, the interest rates associated with future cash flows began at 6% and graded up to 8.5% for years after 1996. The medical cost trend rate for retirees who had not yet reached age 65 were 11.0% (16.2% for major medical) in 1993, grading down to an ultimate rate of 5.5% in 2003. Rates for retirees 65 and older began at 9.0% in 1993 and graded down to an ultimate rate of 5.5% in 2003. For purposes of measuring life insurance benefits as of January 1, 1993, increases in compensation levels were assumed to be 5.0%. The recent decline in long term interest rates, as described above affecting the measurement of the Company's pension obligations, also affects the measurement of the Company's accumulated obligation for retiree health care and life insurance benefits, albeit to a lesser degree. The interest rate associated with future cash flows and used to discount the accumulated postretirement benefit obligation to present value as of December 31, 1993, was also adjusted downward to 7.5%. The medical cost trend rates for retirees who have not yet reached age 65 is 10% (14.4% for major medical) in 1994 grading down to an ultimate rate of 4.5% in 2003. Rates for retirees 65 and older begin at 8.5% in 1994, and grade down to an ultimate rate of 4.5% in 2003. For purposes of measuring life insurance benefits, increases in compensation levels were assumed to be 2% for the next three years and 4% thereafter. A one percentage point increase in the assumed health care trend rates for each future year would have increased the aggregate of the service and interest cost components of the 1993 net periodic expense by $4.8 million and would have increased the accumulated postretirement benefit obligation as of December 31, 1993, by $40.5 million.

Other

     As part of the Company's organization, NSC agreed to retain liability for pension service and the cost of life and health insurance for employees of the Company's predecessor business who retired through May 1, 1983. NSC also retained the liability for pension service through May 1, 1983, for employees of the predecessor business who became active employees of the Company.

RESTRUCTURING CHARGE

     In the first quarter of 1993, the Company recognized a pretax restructuring charge of $17.3 million to account for the costs associated with implementing an enhanced retirement package. The early retirement package is part of the Company's ongoing cost reduction program.

Note 8
POSTEMPLOYMENT BENEFITS

      Effective January 1, 1993, the Company adopted the provisions of SFAS No. 112. This new standard requires the Company to recognize on its balance sheet the present value of its obligation to provide certain benefits to former or inactive employees who are not yet eligible for retirement. Liabilities associated with (i) workers' compensation, (ii) severance programs which include medical coverage continuation and (iii) sickness and accident protection, which includes medical and life insurance benefits, are the major items comprising the Company's obligation for postemployment benefits.

     For purposes of actuarially measuring the Company's postemployment obligation as of January 1, 1993, an interest rate of 8-1/2% was used to discount the obligation to its present value. Consistent with the basis that was used to measure the Company's accumulated obligations for pensions and retiree health care and life insurance benefits, the interest rate used to discount the accumulated postemployment obligation to present value as of December 31, 1993 was adjusted downward to 7.5%. Other actuarial assumptions and demographic data used to value this obligation as of December 31, 1993 and at transition were consistent with those used to value pension or other postretirement benefits as the case may be.

     Upon determination as of January 1, 1993, of the accumulated postemployment transition obligation, and after considering amounts already accrued, the Company was required to recognize a cumulative accounting charge of $4.0 million to fully recognize its postemployment obligation as of January 1, 1993.


Note 9
INCOME TAXES

     Effective January 1, 1993, the Company adopted the
provisions of SFAS No. 109.   The Company previously accounted
for income taxes pursuant to the provisions of APBO No. 11.
Under this new method, deferred income tax assets and liabilities are recognized which reflect the future tax consequences of net operating loss and tax credit carryforwards and differences between the tax and financial reporting bases of assets and liabilities. As a result of implementing the change in accounting principle, a net deferred tax asset of $11.9 million was recognized relating to net operating loss carryforwards and other tax attributes existing as of January 1, 1993. In addition, the effect of the new income tax method as applied to the Company's adoption of SFAS Nos. 106 and 112 as of January 1, 1993 was the recognition of additional deferred tax assets of $115.5 million and $.8 million, respectively. The combined effect of these items resulted in the recognition of a $128.2 million net deferred tax asset and a net income tax benefit of an equal amount. The components of the Company's deferred income tax assets and liabilities arising under SFAS No. 109 are as follows:

                                      January 1,  December 31,
Deferred tax assets:                     1993        1993
  Net operating loss and tax credit    $76,150     $94,988
    carryforwards
  Deductible temporary differences:
    Inventories                         15,388      13,696
    Property, plant and equipment       11,140      11,619
    Pensions and other long term        20,209      36,499
      liabilities
    Postretirement benefits other      115,520     125,732
      other than pensions
    Other deductible temporary          10,260       9,331
      differences
  Valuation allowance                  (38,835)    (50,768)
                                       --------    --------
                                       209,832     241,097
Deferred tax liabilities:
  Accumulated depreciation             (81,635)    (98,092)
Net deferred tax asset                $128,197    $143,005
                                       =======     =======

[TEXT]

     As of December 31, 1993, the Company had available for federal and state income tax purposes regular net operating loss carryforwards of approximately $194.8 million expiring in 2006 through 2008; alternative minimum tax net operating loss carryforwards of approximately $13.6 million, which expire in 2007; an alternative minimum tax credit of approximately $4.7 million; and general business tax credits of approximately $14.1 million.

     As of January 1, 1993, deferred tax liabilities associated with existing taxable temporary differences exceeded deferred tax assets from future deductible temporary differences, excluding those attributable to SFAS No. 106, by approximately $24.6 million. The recognition by the Company as of January 1, 1993, of the entire transition obligation related to adopting the provisions of SFAS No. 106 resulted in the recognition of a $115.5 million deferred tax asset. Future operating costs under SFAS No. 106 are expected to exceed deductible amounts for income tax purposes for many years. In addition, under current Federal tax regulations, should the Company incur tax losses in future periods, such losses may be carried forward to offset taxable income for a period of up to 15 years. Based upon the length of the period during which the SFAS No. 106-generated deferred tax asset can be utilized, the Company believes that it is more likely than not that future taxable income will be sufficient to fully offset these future deductions. The length of time associated with the carryforward period available to utilize existing net operating losses and certain tax credits is more definite. A significant portion of the Company's net operating losses is attributable to the realization of differences between tax and financial reporting bases of the Company's fixed assets. In the aggregate, such differences, including depreciation, are expected to reverse within the allowable carryforward periods.
In addition, the Company believes it will be able to further utilize existing net operating loss carryforwards and tax credits, primarily through the future productivity benefits of its recent capital improvement program and current business strategy which calls for certain cost reductions and other opportunities, or through certain tax planning strategies available to the Company. Notwithstanding the Company's expectations, it has provided a valuation allowance to reduce the carrying value of its recognized deferred tax assets.

     As of January 1, 1993, a valuation reserve of $38.8 million was recognized as a component of its cumulative accounting adjustment which provided for a reduction in the carrying value of the Company's gross deferred tax assets of approximately 15%, a reduction in the carrying value of its net deferred tax assets of approximately 25%, and a reduction equal to approximately 50% of the carrying value associated with the Company's net operating loss carryforwards and tax credits. During 1993, the Company generated additional net operating losses and throughout the year recognized adjustments to its valuation reserve that would result in net carrying values for the components of its deferred taxes on a basis consistent with valuation adjustments established as of January 1, 1993.

     The elements of the Company's deferred income tax benefit associated with its loss before extraordinary items and cumulative effect of accounting changes along with the allocation of deferred taxes to other income statement items are as follows:

                                                          1993
Deferred income taxes:
  Federal                                                 $21,421
  State                                                     2,248
Provision for valuation allowance                         (10,397)
    Deferred income tax benefit                            13,272

Other components of the Company's
  total deferred income tax benefit are allocated
  to the consolidated statement of income
  as follows:
Deferred income tax benefit allocated to                    1,536
  extraordinary item
Deferred income tax benefit allocated to                  128,197
  cumulative effect on prior years
  of accounting changes
    Total deferred income tax benefit                    $143,005
                                                          =======

[TEXT]

     During August 1993, the statutory rate applicable to Federal income taxes increased to 35% from 34% retroactive to January 1, 1993, thereby increasing the realizable value of the Company's unutilized deferred tax assets. Net carrying values were adjusted accordingly in the fourth quarter of 1993 along with the recognition of certain other charges applicable to prior years' tax attributes and unfavorable post-filing adjustments. As such, the total income tax benefit recognized by the Company in 1993 reconciles to that computed under the Federal statutory corporate rate as follows:


                                             Cumulative
                                     Extra-   Effect of
                       Loss Before  ordinary Accounting
                       Income Taxes    Item    Changes  Total
Federal income tax     $19,095     $ 2,748    $149,450  $171,293
 benefit computed at
 statutory rate of 34%
State income taxes       2,248         324      17,582    20,154
 net of Federal income
 tax effect
Effect of retroactive    2,326          -         -        2,326
 change in Federal
 statutory rate to 35%
 and other adjustments
Provision for          (10,397)     (1,536)   (38,835)   (50,768)
 valuation allowance   -------      -------   -------    -------
                       $13,272     $ 1,536   $128,197   $143,005
                        ======      ======   ========    =======

[TEXT]

     As noted above, prior to January 1, 1993, the Company accounted for income taxes in accordance with APBO No. 11. The disclosures regarding the Company's income taxes for periods prior to January 1, 1993, are as follows:



Income tax benefit:                     1992          1991

                                       ------        ------
  Federal                             $ 1,779        $ 4,000
  State                                 2,984           -

                                      --------       --------
    Total income tax benefit          $ 4,763        $ 4,000
                                        =====          =====


Sources of deferred income taxes:

                                         1992          1991

                                         ------        ------
 Depreciation                          $ 18,964      $ 16,772
 Inventories                               (508)       (2,380)
 Pension                                   (536)       (2,467)
 Effect of net operating losses on
   deferred taxes                       (20,174)       (8,121)
 Vacation reserve                          -           (1,741)
 Other                                    2,254        (2,063)

                                        -------        -------
Total deferred income taxes                 -             -

                                        =======        =======

[TEXT]

   The income tax benefit differs from that computed under the applicable Federal statutory corporate rate as follows:

                                         1992          1991

                                        ------        ------
 Income tax benefit based on Federal
  statutory rate of 34%                 $ 13,898     $ 26,763
  State income taxes, net of Federal
  income tax effect                        2,984         -
  Limitation of utilization of net
  operating loss carrybacks              (12,119)     (22,763)

                                          -------      -------
   Total income tax benefit             $  4,763     $  4,000
                                         =======       =======

[TEXT]

Note 10
REDEEMABLE STOCKS

     In June 1989, the Company sold 1.8 million shares of the Series A Preferred to the 1989 ESOP, which financed the purchase by issuing to the Company a $26.1 million promissory note, payable ratably over a ten-year period. Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, is entitled to ten times the number of votes of the common stock into which it is convertible, and has a preference on liquidation over common stock of $5 per share. The Series A Preferred has no preference over common stock as to dividends. The Series A Preferred is not intended to be readily tradable on an established market. Accordingly, shares of Series A Preferred distributed to 1989 ESOP participants following termination of service will be subject to a right, exercisable for limited periods prescribed by law, to cause the Company to repurchase the shares at fair value. The Company also has a right of first refusal upon proposed transfers of distributed shares of Series A Preferred which it has agreed, to the extent it is permitted, to exercise and to contribute or sell reacquired shares to the 1989 ESOP. If not repurchased by the Company or reacquired by the 1989 ESOP, shares of Series A Preferred automatically convert into common stock upon transfer by a distributee.


     In October 1991, the Company issued .5 million shares of the Series B Preferred to Cleveland-Cliffs Inc for a purchase price equal to the aggregate redemption amount of $25 million. The Series B Preferred is entitled to annual dividends of $6.25 per share, subject to increase to $7.50 per share if the Company's authorized common stock is not increased by approximately 4.3 million shares by May 31, 1994, is redeemable by the Company at any time, has a liquidation preference over common stock and is subject to mandatory redemption on December 31, 2003, in each case at $50 per share. The Company is obliged to repurchase shares of Series B Preferred Stock at the option of the holders under specified conditions; the holders of Series B Preferred are entitled to exchange their stock in the event of future equity offerings by the Company; and the Company has a right to consent to certain proposed future private dispositions of shares of Series B Preferred, and a right of first refusal over dispositions proposed to be made at less than $47.50 per share. In connection with this transaction, the Company entered into a supply agreement with a subsidiary of Cleveland-Cliffs to furnish the Company with the major part of its iron ore pellets for a twelve-year period which began in 1992.


Note 11
STOCK PLANS

     The Company has a stock option plan (the "1987 Stock Option Plan") which provides for 750,000 shares of the Company's common
stock to be available for the granting of options.   No stock
options were granted in 1993, 1992 or 1991. The options outstanding for each period presented had been previously granted under employment contracts with certain executive officers at an exercise price of $8.33 per share. The excess of the option's fair value at the date of grant over the proceeds to be received upon exercise is being amortized over the terms of the employment contracts.

     There were 510,000 shares available for future grant at December 31, 1993.

       Activity under the 1987 Stock Option Plan is summarized below:

                                   1993       1992       1991
Options outstanding at beginning
of period                         240,000    240,000  240,000
Granted                              -          -        -
Exercised                            -          -        -
Outstanding at end of period      240,000    240,000  240,000
Exercisable at end of period      240,000    230,000  119,998
Available for future grant        510,000    510,000  510,000

[TEXT]

     In October 1989, the Company registered 1.5 million shares of common stock to be offered over a five-year period to eligible employees through payroll deductions under its 1989 Employee Stock Purchase Plan.
     During 1991, the Company adopted a deferred compensation plan to permit members of its Board of Directors to receive shares of common stock in lieu of cash payments for total compensation or a portion thereof for services they provided.

     Both the Employee Stock Purchase Plan and the Directors' Deferred Compensation Plan provide for respective participants to purchase the Company's common stock at 90% of the lesser of the stock's trading price at the beginning or the end of each year. At December 31, 1993, 299,971 shares valued at approximately $1.0 million were issuable in accordance with the Employee Stock Purchase Plan. These shares were issued during January 1994. At December 31, 1993, 97,078 shares valued at $0.3 million were issuable to the Directors who selected deferred compensation.


Note 12
ESOP FINANCING

     The purchase by the 1989 ESOP of the Series A Preferred was financed through the issuance of a $26.1 million promissory note to the Company payable ratably over a ten-year period. The Company's contribution to the 1989 ESOP for the principal and interest components of debt service was immediately returned. As such, the respective interest income and expense on the ESOP notes were entirely offset within the Company's net financing costs.

     Effective November 1, 1990, the 1989 ESOP entered into a refinancing, which was guaranteed by the Company, under which $19 million of 9.0% ESOP notes were sold to certain institutional investors. Following this refinancing, the net interest expense component of the Company's ESOP contribution in the amounts of $653 and $708 for 1992 and 1991, respectively, was included in interest expense.

     In connection with the Company's public offering of $140 million of its senior notes in March 1993, the Company repurchased the balance of the outstanding 9.0% senior ESOP notes which had been reduced to the principal amount of $14.1 million. Following this repurchase, the Company was reestablished as the sole lender to the 1989 ESOP, and as such, the ESOP note interest income and expense are offset within the Company's net financing costs.


Note 13
EARNINGS PER SHARE

     The weighted average number of common and common equivalent shares used in the calculation of the loss per share was 26,472,907, 24,914,026 and 21,405,729 for the years 1993, 1992 and 1991, respectively. The shares of Series A Preferred were excluded from each year's calculation due to their antidilutive effect. The assumed exercise of stock options would not result in significant dilution in any such periods.




Note 14
COMMITMENTS AND CONTINGENCIES

     The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal and environmental actions. The Company believes that any ultimate liability resulting from these actions will not have a material adverse effect on its financial position.

     In October 1991, the Company entered into a twelve-year iron ore pellet supply agreement with a subsidiary of Cleveland-Cliffs
Inc to provide the majority of tonnage needed beginning in 1992.

     In July 1993, the Company entered into an agreement with USX Corporation to purchase blast furnace coke during the remainder of 1993 through December 1996. The agreement provides for tonnages of 750,000 per calendar year in 1994 through 1996, or the actual annual requirements of the Company if less than the stated amount. The price is to be the prevailing market price for blast furnace coke determined each October prior to the delivery year.


      On August 7, 1992, an action entitled Larry G. Godich, et. al. v Herbert Elish, et. al. was commenced in the West Virginia Circuit Court for Hancock County against ten current members of the Company's Board of Directors, certain officers of the Company, former Board members, the Company's outside counsel, and the Company. The suit purports to be brought derivatively by stockholders on behalf of the Company and seeks a recovery on its behalf. The plaintiffs' complaint alleges that the defendants were negligent or grossly negligent in the selection and supervision of contractors engaged by the Company to design and construct reheat furnaces for the hot mill project under the capital improvement program, thereby breaching their respective fiduciary and other duties to the Company and, as a result, that the Company incurred substantial cost overruns in connection with the specific project. The complaint seeks compensatory damages, jointly and severally, against all defendants in the amount of $30 million. The suit has been scheduled for trial in the second quarter of 1994. Since the suit is on behalf of the Company, if the plaintiffs prevail, the Company would receive the net benefit of any recovery.



Note 15
LINE OF BUSINESS INFORMATION

     The Company operates a single line of business, the making and finishing of steel products including carbon sheet and tin products. During 1993, 1992 and 1991, one customer accounted for 11%, 12% and 13% of net sales, respectively.


Note 16
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS AND
SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:


Cash and short term investments
     The carrying amount approximates fair value because of the short maturity of those investments.

Redeemable preferred stock
     The market value of the Series A Preferred Stock was determined based upon an independent appraisal done as of December 31, 1993. The market value of the Series B Preferred
Stock was estimated based upon quoted market prices for the same or similar issues.

Long-Term Debt
     The fair values of the Company's long-term debt obligations are estimated based upon quoted market prices.

The estimated fair values of the Company's financial instruments are as follows at December 31, 1993 and 1992:

                              1993              1992
                         Carrying   Fair     Carrying  Fair
                      Amount     Value    Amount    Value
Cash and short-term      $89,002  $89,002    $61,195  $61,195
  investments

Redeemable preferred      50,533   36,122     50,624   31,266
  stock, Series A and B

Long-term debt           496,300  516,378    504,414  458,824


[TEXT]

Significant Group Concentrations of Credit Risk
     As of December 31, 1993 and 1992, the Company had trade receivables outstanding of $18,958 and $15,006, respectively, from customers who had been acquired in leveraged transactions.

Note 17

Subsequent Events

     In March 1994, the Company entered into new collective bargaining agreements with the Independent Steelworkers Union, which represents 4,966 employees in bargaining units covering production and maintenance workers, clerical workers, nurses, and the Independent Guard Union, which represents 39 employees. The new agreements, which run through September 25, 1996, provide for the payment of bonuses in the gross amount of $3,500 per employee, paid in installments, but do not provide for wage increases. Through the end of the new agreements, the Company's profit sharing plan, which covers substantially all employees, provides for participants to share in the Company's profits each year at a rate equal to 1/3 of the Company's "adjusted net earnings" for that year as defined under the plan, provided its net worth exceeds $100 million. If, however, payment of the full profit sharing amount would reduce the Company's net worth below $100 million, payments are reduced to an amount necessary to maintain the $100 million threshold. If the Company's net worth is in excess of $250 million, the profit sharing rate increases to 35%. However, if payment of the full profit sharing amount would reduce the Company's net worth below $250 million, payments at this rate would be limited as necessary to maintain the $250 million threshold and the remainder of the payment would be made at the 1/3 rate. The agreements limit the Company's exposure to increased costs of healthcare while providing increased medical coverages through a mandatory managed healthcare "point of service" program and a ceiling on the Company's cash basis cost of healthcare for future retirees. The agreements also contain limitations on the Company's ability to reduce its workforce by layoffs, with exceptions for adverse financial, operational, and
business circumstances.   In addition, the parties have agreed to
certain improvements in the Company's pension plan.

     On April 6, 1994, the Company experienced a fire which caused extensive damage to its No. 9 Tandem Mill, a cold rolling facility which supplies steel coils to its tin mill for further processing. The Company does not believe this unit can be restored to operation prior to the fourth quarter of 1994. The Company is adjusting its production on other units and seeking alternate sourcing for certain products in an attempt to minimize the effect of the tandem mill outage. The outage has caused a need for reduced manpower which has resulted in temporary force reductions at the Company's cold rolling and tin mill operations. The Company intends to review the situation on a weekly basis and make adjustments to its production and manpower situation accordingly. Efforts to repair the tandem mill and to assess the financial effects of the outage are underway. The Company maintains insurance coverage for both property damage and business interruption. Advances have been collected from the insurance carrier; however, as a result of the length of time anticipated to restore the tandem mill to full operations, total anticipated recoveries and unrecoverable costs have not yet been determined.


- -----------------------------------------------------------


PROSPECTUS BACK COVER PAGE



No person is authorized to give any information or to make any representation not contained in this Prospectus and if given or made, such information or representation must not be relied upon as having seen authorized by the Company or any Underwriter.
This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates, or an offer to or solicitation of any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


TABLE OF CONTENTS


                                                      Page
Available Information
Incorporation of Certain Documents by Reference
Prospectus Summary
Certain Investment Considerations
The Company
Use of Proceeds
Price Range of Common Stock and Dividend Policy
Capitalization
Management's Discussion and Analysis of
Financial Condition and Results of Operations
Business
Management
Selling Stockholder
Description of Capital Stock
Underwriting
Legal Matters
Experts
Index to Financial Statements


18,000,000 Shares
WEIRTON STEEL CORPORATION

Common Stock

(Par Value $.01)







PROSPECTUS




SALOMON BROTHERS INC

          LAZARD FRERES & CO.

                    LEHMAN BROTHERS

                              PAINEWEBBER INCORPORATED

                 , 1994
- -----------------------------------------------

[ALTERNATE INTERNATIONAL FRONT COVER PAGE]
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission.
These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to Completion
PRELIMINARY PROSPECTUS DATED MAY 25, 1994
18,000,000 Shares

WEIRTON STEEL CORPORATION
logo

Common Stock
($.01 Par Value)

Of the 18,000,000 shares of Common Stock of Weirton Steel Corporation ("Weirton" or the "Company") offered hereby, 15,000,000 shares are being offered by the Company and 3,000,000 shares are being offered by a fiduciary (the "Selling Stockholder") under the Company's qualified defined benefit pension plan (the "Pension Plan"). The Company will not receive any proceeds from the sale of shares by the Pension Plan. See "Selling Stockholder."


Of the shares being offered, 2,700,000 shares are being offered outside of the United States and Canada (the "International Offering") and 15,300,000 shares are being offered in a concurrent offering in the United States and Canada (the "U.S. Offering" and, collectively with the International Offering, the "Offerings"), subject to transfers between the International Underwriters and the U.S. Underwriters. The Price to Public and the Underwriting Discount per share will be identical for the International Offering and the U.S. Offering. The closing of the International Offering and the U.S. Offering are conditioned upon each other. See "Underwriting."

The Common Stock of the Company is traded on the New York Stock Exchange (the "NYSE") under the symbol "WS." On _________, 1994, the last sale price of Weirton's Common Stock, as reported on the NYSE Composite Tape, was $___ per share. See "Price Range of Common Stock and Dividend Policy."

Prospective investors should consider carefully the matters discussed under the caption "Certain Investment Considerations."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



        Price to  Underwriting Proceeds to Proceeds to
        Public    Discount     Company     Selling Stockholder
                                 (1) (2)           (2)
Per share  $         $          $           $
Total(2)   $         $          $           $

(1) Before deduction of expenses payable by the Company estimated to be $__________.
(2) The Selling Stockholder has granted to the International Underwriters and the U.S. Underwriters 30-day options to purchase up to an aggregate of 2,700,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. The Company may satisfy the exercise of these options up to a maximum of [500,000] shares. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount and Proceeds to the Selling Stockholder will be $________, $________ and $________, respectively. If the Company satisfies the exercise of such options with the maximum number of shares permitted, Proceeds to Company and Proceeds to the Selling Stockholder
       will be $____ and $____, respectively.   See "Underwriting."

[TEXT]
    The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares will be made at the offices of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of the Depository Trust Company, on or about ______ , 1994.


      Salomon Brothers International Limited
                          Lazard Brothers & Co., Limited
                                     Lehman Brothers
                              PaineWebber International




The date of this Prospectus is __________, 1994.

- -----------------------------------------------------



[ALTERNATE INTERNATIONAL PROSPECTUS BACK COVER PAGE]
PROSPECTUS BACK COVER PAGE



No person is authorized to give any information or to make any representation not contained in this Prospectus and if given or made, such information or representation must not be relied upon as having seen authorized by the Company or any Underwriter.
This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates, or an offer to or solicitation of any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


TABLE OF CONTENTS


                                                 Page
Available Information
Incorporation of Certain Documents by Reference
Prospectus Summary
Certain Investment Considerations
The Company
Use of Proceeds
Price Range of Common Stock and Dividend Policy
Capitalization
Management's Discussion and Analysis of
Financial Condition and Results of Operations
Business
Management
Selling Stockholder
Description of Capital Stock
Underwriting
Legal Matters
Experts
Index to Financial Statements



18,000,000 Shares
WEIRTON STEEL CORPORATION

Common Stock

(Par Value $.01)







PROSPECTUS




SALOMON BROTHERS INTERNATIONAL LIMITED

          LAZARD BROTHERS & CO., LIMITED

                    LEHMAN BROTHERS

                              PAINEWEBBER INTERNATIONAL

                 , 1994
- -----------------------------------------------

[Alternate International Underwriting Section]
                              UNDERWRITING

   Subject to the terms and conditions set forth in the International Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below (the "International Underwriters") for whom Salomon Brothers International Limited, Lazard Brothers & Co., Limited, Lehman Brothers International (Europe) and PaineWebber International (U.K.) Ltd. are acting as representatives (the "International Representatives"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholder, the total number of shares of Common Stock set forth opposite its name below:

          International                       Number of Shares
           Underwriters                        To be Purchased

          Salomon Brothers International
          Limited
          Lazard Brothers & Co., Limited
          Lehman Brothers International
          (Europe)
          PaineWebber International (U.K.)
          Ltd.
                                               ----------
              Total                             2,700,000
                                               ==========

   In the International Underwriting Agreement, the several International Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock set forth in the table above, if any such shares are purchased. In the event of a default by any International Underwriter, the International Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting International Underwriters may be increased or the International Underwriting Agreement may be terminated.

   The Company and the Selling Stockholder have been advised by the International Representatives that the several International Underwriters propose initially to offer such shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $      per share.  The International
Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to other dealers.
After this public offering, the public offering price and such concessions may be changed.

   The Selling Stockholder has granted to the International Underwriters an option exercisable during the 30-day period after the date of this Prospectus to purchase up to ________ additional shares of Common Stock at the same price per share as the initial 2,700,000 shares of Common Stock to be purchased by the International Underwriters. The International Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock that the International Underwriters have agreed to purchase. To the extent that the International Underwriters exercise such option, each International Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the option shares as the number of shares of Common Stock to be purchased and offered by such International Underwriter in the above table bears to the total number of shares of Common Stock initially purchased by the International Underwriters. The International Underwriting Agreement provides that the Company, in its sole discretion, will be permitted to supply up to ______ shares of Common Stock toward satisfaction of the exercise of the option.

   The Company and the Selling Stockholder have also entered into a U.S. Underwriting Agreement with the U.S. Underwriters named therein,, for whom Salomon Brothers Inc, Lazard Freres & Co., Lehman Brothers Inc., and PaineWebber Incorporated are acting as representatives (the "U.S. Representatives"), providing for the concurrent offer and sale of 15,300,000 shares of Common Stock in the United States and Canada and providing the U.S. Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to _____ additional shares at the same price per share as the initial 15,300,000 shares of Common Stock to be purchased by the U.S. Underwriters. The U.S. Underwriting Agreement provides that the Company, in its sole discretion, will be permitted to supply up to _____ shares of Common Stock toward satisfaction of the exercise of the option.


   The offering price and underwriting discounts for the U.S. Offering and the International Offering will be identical. The closing of the International Offering is conditioned upon the closing of the U.S. Offering, and the closing of the U.S. Offering is conditioned upon the closing of the International Offering.

   Each International Underwriter has severally agreed that, as part of the International Offering, (a) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person within the United States or Canada or to any United States or Canadian Person.
Each U.S. Underwriter has severally agreed that, as part of the U.S. Offering, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person, and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus related to the U.S. Offering to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States or Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized under the laws of the United States or Canada, or of any political subdivision thereof, any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

   Each International Underwriter has severally represented and agreed that: (a) it has not offered or sold and will not offer or sell in the United Kingdom by means of any document any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985; (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended by Article 6(c) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1992) or is a person to whom the document may otherwise lawfully be issued or passed on.

   Pursuant to the agreement between the International Underwriters and the U.S. Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually be agreed. The price of any shares of Common Stock so sold shall be the initial public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the International Underwriters and the U.S. Underwriters, pursuant to the agreement between the International Underwriters and the U.S. Underwriters, the number of shares initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount indicated on the cover page of this Prospectus.

   The Company and the Selling Stockholder have agreed not to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock, or any securities convertible into, or exchangeable for, shares of Common Stock, except those offered in the Offerings or in connection with certain employee benefit plans or labor agreements, for a period of ___ days from the date hereof without the prior consent of the International Representatives and the U.S. Representatives.

   The International Underwriting Agreement and the U.S.
Underwriting Agreement each provide that the Company will indemnify the International Underwriters and the U.S.
Underwriters, respectively, against certain liabilities, including liabilities under the Securities Act, or contribute to payments the International Underwriters and the U.S.
Underwriters, as the case may be, may be required to make in respect thereof.




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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the Shares being registered, all of which will be paid by the registrant. All amounts are estimates except the registration fee and the NASD filing fee (which have been rounded to the nearest dollar).


Registration Fee                  $58,888.34
NASD Filing Fee                    17,577.50
Blue Sky Fees and Expenses               *
Listing Fees                             *
Accounting Fees and Expenses             *
Legal Fees and Expenses                  *
Transfer Agent and Registrar Fees        *
Printing                                 *
Miscellaneous                            *


Total                                $   *


* To be supplied by amendment.

Item 15.  Indemnification of Directors and Officers

       Section 145 of the General Corporation Law of Delaware provides that a corporation may indemnify directors and officers against liabilities and expenses they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in or not opposed to the best interests of the corporation. Article IX of the registrant's By-laws provides as follows:

    Section 1. Each current or former director, officer, employee or agent of the Corporation, or any person who may have served at its request as a director or officer of another corporation in which it owns stock or of which it is a creditor (or in a comparable position in another form of entity in which the Corporation owns an equity interest or with which it is a joint venturer or of which it is a creditor), and such person's heirs, executors, and administrators (each, an "Indemnitee"), shall be indemnified by the Corporation against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), to which he or she may be made a party by reason of any alleged acts or omissions in such capacity if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

    Section 2. Each Indemnitee shall be indemnified by the Corporation against all expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of any alleged acts or omissions in such capacity if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Section 3. Expenses incurred by an Indemnitee in defending any civil or criminal action may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation.

    Section 4. The foregoing rights of indemnification and advancement of expenses shall be in addition to and not exclusive of any and all other rights to which such Indemnitee might be entitled as a matter of law.

Item 16.  Exhibits and Financial Statement Schedules

       (a)     Exhibits

Exhibit 1.1    Form of U.S. Underwriting Agreement.*
Exhibit 1.2    Form of International Underwriting Agreement.*

Exhibit 3.1 Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit
               3.1 to the Company's Registration Statement on Form S-1 filed May 3, 1989, Commission File No. 33-28515).

Exhibit 3.2    By-laws of the Company (incorporated by
               reference to Exhibit 3.3 to the Company's
               Registration Statement on Form S-1 filed May 3,
               1989, Commission File No. 33-28515).

Exhibit 3.3 Certificate of the Designation, Powers, Preferences and Rights of the Convertible Voting Preferred Stock, Series A (incorporated by reference to Exhibit 3.2 to the Company's Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-K filed March 28, 1990, Commission File No. 1-10244).

Exhibit 3.4 Certificate of Designation, Powers, Preferences and Rights of the Redeemable Preferred Stock, Series B (incorporated by reference to Exhibit 4.1 to the Company's Current Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 8-K filed October 9, 1991, Commission File No. 1-10244).

Exhibit 4.1 Indenture dated October 17, 1989 between the Company and First Bank (N.A.) as Trustee, pursuant to which the 10-7/8% Senior Notes due October 15, 1999 Notes were issued (incorporated by reference to Exhibit 4.1 to the Company's Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-K filed March 28, 1990, Commission File No. 1-10244).

Exhibit 4.2    Form of Notes (included as Exhibit A to Exhibit
               4.1).

Exhibit 4.3 Indenture dated March 1, 1993 between the Company and Bankers Trust Company as Trustee, pursuant to which the 11 1-2% Senior Notes due March 1, 1998 were issued (incorporated by reference to Exhibit
               4.1 to the Company's Registration Statement on Form S-2 filed February 25, 1993, Commission File No. 33-53476.

Exhibit 4.4    Form of Notes (incorporated by reference to pages
               1 through 7 of the preamble to Exhibit 4.3.)

Exhibit 5.1    Opinion of Willkie Farr & Gallagher.*

Exhibit 10.1 Pellet Sale Agreement dated June 25, 1991, between USX Corporation and the Company (incorporated by reference to Exhibit 10.2 to the Company's Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-K filed March 27, 1992, Commission File No. 1-10244).

Exhibit 10.2 1984 Employee Stock Ownership Plan, as amended and restated (incorporated by reference to Exhibit 10.3 to the Company's Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-K filed March 28, 1990, Commission File No. 1-10244).

Exhibit 10.3   1989 Employee Stock Ownership Plan
               (incorporated by reference to Exhibit 10.4 to the Company's Annual Report pursuant to Section
               13 or 15(d) of the Securities Exchange Act of
               1934 on Form 10-K filed March 28, 1990,
               Commission File No. 1-10244).



Exhibit 10.4   1987 Stock Option Plan (incorporated by
               reference to Exhibit 10.5 to the Company's
               Registration Statement on Form S-1 filed May 3,
               1989, Commission File No. 33-28515).

Exhibit 10.5 Employment Agreement between Herbert Elish and the Company dated as of July 1, 1990 (incorporated by reference to Exhibit 10.6 to the Company's Annual Report pursuant to
               Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-K, filed April 1,
               1991, Commission File No. 1-10244).

Exhibit 10.6 Employment Agreement between Warren E. Bartel and the Company (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed May 3, 1989, Commission File No. 33-28515).


Exhibit 10.7 Employment Agreement between James B. Bruhn and the Company (incorporated by reference to Exhibit 10.11 to the Company's Registration
               Statement on Form S-1 filed May 3, 1989,
               Commission File No. 33-28515).

Exhibit 10.8 Employment Agreement between Thomas W. Evans and the Company dated April 21, 1987 (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K filed March 30, 1994).

Exhibit 10.9   Employment Agreement between Richard K.
               Riederer and the Company (incorporated by reference to Exhibit 10.12 to the Company's
               Registration Statement on Form S-1 filed May 3,
               1989, Commission File No. 33-28515).


Exhibit 10.10 Stock Purchase and Contribution Agreement dated September 27, 1991 among the registrant and U.S. Trust Company of California, N.A., as investment manager (incorporated by reference to Exhibit 10.1 to the Company's Current
               Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 8-K filed October 9, 1991, Commission File No. 1-10244).
Exhibit 10.11 Preferred Stock Purchase Agreement dated as of September 30, 1991 between the registrant and Cleveland-Cliffs Inc (incorporated by reference to Exhibit 10.2 to the Company's Current Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 8-K filed October 9, 1991, Commission File No. 1-10244).

Exhibit 10.12 Registration Rights Agreement dated October 2, 1991 between the registrant and Cleveland-Cliffs Inc (incorporated by reference to Exhibit 10.3 to the Company's Current Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 8-K filed October 9, 1991, Commission File No. 1-10244).

Exhibit 10.13 Redacted Pellet Sale and Purchase Agreement dated as of September 30, 1991 between the Cleveland-Cliffs Iron Company and the Company (incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report pursuant to
               Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-Q filed August 14, 1992, Commission File No. 1-10244).

Exhibit 10.14 Deferred Compensation Plan for Directors effective as of January 1, 1991, for all directors who are not officers or other employees of the Company (incorporated by reference to Exhibit 10.19 of the Company's Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on form 10-K filed April 1, 1991, Commission File No. 1-10244).


Exhibit 10.15 Registration Rights Agreement dated September 30, 1991, between the Company and U.S.Trust Company of California, N.A. (incorporated by reference to Exhibit 1 to the Company's Quarterly Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-Q filed November 14, 1991, Commission File No. 1-10244).

Exhibit 10.16  Amendment No. 1 dated September 30, 1992, to the
               Registration Rights Agreement dated
               September 30, 1991, among the Company and
               U.S. Trust Company of California, N.A.
               (incorporated by reference to Exhibit 10.34 of Amendment 2 to the Company's Registration
               Statement on Form S-2 filed February 9, 1993,
               Commission File No. 33-53476).



Exhibit 10.17  Stock Contribution Agreement dated September  30,
               1992, between the Company and U.S. Trust
               Company of California, N.A., as investment manager
               (incorporated by reference to Exhibit
               10.36 of Amendment 2 to the Company's
               Registration Statement on Form S-2 filed
               February 9, 1993, Commission File No. 33-
               53476).


Exhibit 10.18 Coke Sale Agreement dated January 1, 1993 and signed July 13, 1993 between the Company and USX Corporation (incorporated by reference to Exhibit 10.30 to the Company's quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 filed August 13, 1993, Commission File No. 1-10244).

Exhibit 10.19 Employment Agreement between Craig T. Costello and the Company dated July 20, 1993
               (incorporated by reference to Exhibit 10.19 of the Company's annual report on Form 10-K filed March
               30, 1994).

Exhibit 10.20 Employment Agreement between William R. Kiefer and the Company dated July 21, 1993 (incorporated by reference to Exhibit 10.20 of the Company's annual report on Form 10-K filed March 30, 1994).

Exhibit 10.21 Employment Agreement between Dennis R. Mangino and the Company dated July 26, 1993 (incorporated by reference to Exhibit 10.21 of the Company's annual report on Form 10-K filed March 30, 1994).

Exhibit 10.22 Employment Agreement between John H. Walker and the Company dated July 21, 1993 (incorporated by reference to Exhibit 10.22 of the Company's annual report on Form 10-K filed March 30, 1994).

Exhibit 10.23  Employment Agreement between Narendra M.
               Pathipati and the Company dated December 16,
               1993 (incorporated by reference to Exhibit 10.23 of the Company's annual report on Form 10-K filed
               March 30, 1994).

Exhibit 10.24 Employment Agreement between Mac S. White and the Company dated July 28, 1993 (incorporated by reference to Exhibit 10.24 of the Company's annual report on Form 10-K filed March 30, 1994).

Exhibit 10.25  Amendment dated August 5, 1993 to the
               Employment Agreement dated July 1, 1990 between
               Herbert Elish and the Company (incorporated by reference to Exhibit 10.25 of the Company's annual report on Form 10-K filed March 30, 1994).


Exhibit 10.26 Amendment dated July 19, 1993 to the Employment Agreement dated June 8, 1987 between David M. Gould and the Company (incorporated by reference to Exhibit 10.26 of the Company's annual report on Form 10-K filed March 30, 1994).

Exhibit 10.27  Amendment dated July 21, 1993 to the Employment
               Agreement dated June 8, 1987 between William C.
               Brenneisen and the Company (incorporated by reference to Exhibit 10.27 of the Company's annual report on Form 10-K filed March 30, 1994).

Exhibit 10.28  Amendment dated July 19, 1993 to the Employment
               Agreement dated April 21, 1987 between Thomas
               W. Evans and the Company (incorporated by reference to Exhibit 10.28 of the Company's annual report on Form 10-K filed March 30, 1994).


Exhibit 13.1   1993 Annual Report to Stockholders of Weirton
               Steel Corporation (incorporated by reference to Exhibit 13.1 of the Company's annual report on Form 10-K filed March 30, 1994).

Exhibit 22.1 Subsidiaries of the Company (incorporated by reference to Exhibit 22.1 of the Company's annual report on Form 10-K filed March 30, 1994).



Exhibit 24.1 Consent of Willkie Farr & Gallagher (included in the opinion filed as Exhibit 5.1).

Exhibit 24.2 Consent of Arthur Andersen & Co., independent public accountants.

Exhibit 25.2   Certified Resolution of the Company's Board of
               Directors Authorizing Power of
               Attorney*

* To be filed by amendment.


- -------------------------------------------
Item 17.  Undertakings

       The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



- ---------------------------------------------

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Weirton, West Virginia on May 25, 1994.


WEIRTON STEEL CORPORATION



By /s/Herbert Elish


POWER OF ATTORNEY

       The undersigned officers and directors of Weirton Steel Corporation, hereby severally constitute and appoint Herbert Elish, Richard K. Riederer and William R. Kiefer, and each of them, attorney-in-fact for the undersigned, in any and all capacities, with the power of substitution, to sign any amendments to this Registration Statement, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that each said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the dates indicated.


Signatures
Title
Date

/s/ Herbert Elish
Herbert Elish
 Chairman of the Board,
 President and Chief
 Executive Officer
May 25, 1994

/s/ Richard K. Riederer
Richard K. Riederer
Vice President and
 Chief Financial Officer
 (Principal Financial
 and Accounting Officer and
 Director)

May 25, 1994


/s/ James B. Bruhn
James B. Bruhn
Director
May 25, 1994




Robert J. D'Anniballe, Jr.
Director
              , 1994




Mark G. Glyptis
Director
              , 1994



/s/ Gordon C. Hurlbert
Gordon C. Hurlbert
Director
May 25, 1994



/s/ Phillip A. Karber
Phillip A. Karber
Director
May 25, 1994



/s/ F. James Rechin
F. James Rechin
Director
May 25, 1994



/s/ Richard F. Schubert
Richard F. Schubert
Director
May 25, 1994


/s/ Harvey L. Sperry
Harvey L. Sperry
Director
May 25, 1994




Thomas R. Sturges
Director
          , 1994



/s/ David I.J. Wang
David I. J. Wang
Director
May 25, 1994
- ----------------------------------------------


                                              Exhibit 24.2

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our reports dated January 24, 1994 included (or incorporated by reference) in Weirton Steel Corporation's Form 10-K for the year ended December 31, 1993 and to all references to our Firm included in this registration statement.


ARTHUR ANDERSEN & CO.

Pittsburgh, Pennsylvania
May 25, 1994